Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

TERADATA CORPORATION

and

TMA SOLUTIONS, L.P.

Dated as of April 22, 2016

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3.19	Accounts Receivable and Accounts Payable	47
3.20	Customers and Suppliers	47
3.21	Tangible Personal Property	48
3.22	Export Control	48
3.23	Business Practices	49
3.24	Insurance Policies	49
3.25	ME/MO Applications	50
3.26	Related Party Transactions	50
3.27	Privacy; IT Systems	50

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF BUYER

4.1	Organization and Qualification; Subsidiaries	50
4.2	Authority Relative to the Transaction Documents	51
4.3	Consents and Approvals; No Violations	51
4.4	Financing	52
4.5	Litigation	53
4.6	Brokers	53
4.7	Acquisition of Transferred Entity Interests for Investment	53
4.8	Inspections; Limitation of Seller’s Warranties	53
4.9	No Regulatory Impediment	54
4.10	Limited Guaranty	54
4.11	ERISA	54

	ARTICLE V

	ADDITIONAL AGREEMENTS

5.1	Access to Books and Records	55
5.2	Confidentiality	56
5.3	Efforts	57
5.4	Conduct of TMA Business	59
5.5	Third-Party Consents	62
5.6	Shared Contracts	63
5.7	Public Announcements	64
5.8	Intercompany Accounts and Arrangements	65
5.9	Guarantees	65
5.10	Insurance	65
5.11	Certain Seller Services	66
5.12	Teradata Marks	67
5.13	Misallocated Assets	67
5.14	Financing	68
5.15	Misdirected Payments	68
5.16	Assignment of Real Property	68
5.17	Alternative Transaction	68

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5.18	Certain Scheduled Intellectual Property	69
5.19	TMA Contracts	69
5.20	Payroll and Benefits	69
5.21	China Delayed Closing	70
5.22	Philippines Delayed Closing	72
5.23	Affiliate Transfers	73
5.24	Buyer Credit Card Program	73

	ARTICLE VI

	EMPLOYEE MATTERS COVENANTS

6.1	Transferred TMA Business Employees	74
6.2	Terms and Conditions of Employment	75
6.3	Health Coverages	76
6.4	Severance	76
6.5	Employee-Related Assets and Liabilities	77
6.6	Accrued Vacation, Sick Leave and Personal Time	78
6.7	U.S. Tax Withholding	78
6.8	401(k) Plan	79
6.9	Flexible Spending Accounts	79
6.10	Annual Bonuses	79
6.11	Treatment of International TMA Business Employees	80
6.12	Immigration Compliance	83
6.13	Delayed Transfer Employees	83
6.14	Non-Conforming Offers and Terms of Employment	84
6.15	Employee Communications	84
6.16	No Third-Party Beneficiaries	84

	ARTICLE VII

	TAX MATTERS

7.1	Tax Indemnification by Seller	84
7.2	Tax Indemnification by Buyer	85
7.3	Straddle Periods	86
7.4	Tax Returns	86
7.5	Certain Refunds, Credits and Carrybacks	87
7.6	Tax Contests	87
7.7	Cooperation and Exchange of Information	89
7.8	Tax Sharing Agreements	89
7.9	Tax Treatment of Payments	89
7.10	Certain Tax Elections	90
7.11	Transfer Taxes	90
7.12	VAT	90
7.13	Timing of Payments	91
7.14	Survival; Tax Matters Coordination	91

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	ARTICLE VIII

	CONDITIONS TO OBLIGATIONS TO CLOSE

8.1	Conditions to Obligation of Each Party to Close	91
8.2	Conditions to Buyer’s Obligation to Close	92
8.3	Conditions to Seller’s Obligation to Close	93
8.4	Frustration of Closing Conditions	93

	ARTICLE IX

	TERMINATION

9.1	Termination	94
9.2	Notice of Termination	95
9.3	Effect of Termination	95
9.4	Reverse Termination Fee	95
9.5	Extension; Waiver	97

	ARTICLE X

	INDEMNIFICATION

10.1	Survival of Representations, Warranties, Covenants and Agreements	97
10.2	Indemnification by Seller	97
10.3	Indemnification by Buyer	99
10.4	Indemnification Procedures	100
10.5	Exclusive Remedy and Release	102
10.6	Additional Indemnification Provisions	102
10.7	Limitation of Liability	103

	ARTICLE XI

	GENERAL PROVISIONS

11.1	Interpretation	103
11.2	Headings; Definitions	104
11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	104
11.4	Entire Agreement	105
11.5	No Third-Party Beneficiaries	105
11.6	Expenses	105
11.7	Notices	106
11.8	Successors and Assigns	107
11.9	Amendments and Waivers	107
11.10	Severability	107
11.11	Specific Performance	107
11.12	Bulk Sale Laws	108

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11.13	No Admission	108
11.14	Counterparts	108
11.15	Release	108

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 22, 2016, is made by and between Teradata Corporation, a Delaware corporation (“Seller”), and TMA Solutions, L.P., a Cayman Islands exempted limited partnership (“Buyer”) (each of Buyer and Seller, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the TMA Business (as defined below);

WHEREAS, Seller desires to sell and transfer (or cause its Subsidiaries to sell and transfer), and Buyer and its designated Affiliates and Subsidiaries desire to purchase and acquire, all of the Transferred Assets (as defined below), and Seller desires to transfer (or cause its Subsidiaries to transfer), and Buyer and its designated Affiliates and Subsidiaries desire to assume, the Assumed Liabilities (as defined below), in each case, for the consideration and on the terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, Marlin Equity IV, L.P. (the “Guarantor”) has duly executed and delivered to Seller a limited guaranty, dated as of the date of this Agreement, in favor of Seller, a copy of which is attached hereto as Exhibit H (the “Limited Guaranty”);

WHEREAS, at the Closing, Seller and Buyer shall enter into (or shall cause their designated Affiliates or Subsidiaries to enter into) the Ancillary Agreements; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Absent TMA Business Employee” shall mean any TMA Business Employee, other than a Transferred Entity Group Employee, who is, as of the Closing Date, absent due to short- or long-term disability or other approved long-term leave of absence (other than under the Family and Medical Leave Act) and who is able and willing to return to work by not later than the applicable Subsequent Transfer Deadline.

“Action” shall mean any claim, charge, action, cause of action, demand, citation, investigation, audit, suit, arbitration, litigation or proceeding (whether arbitral, civil, criminal or administrative) commenced, brought, conducted or heard by or before a Governmental Entity.

“Additional Seller Premium Portion” shall mean an amount equal to $37,500.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries or otherwise, controls or is controlled by or is under common control with such Person; provided that, upon the Closing, (a) none of the members of the Transferred Entity Group shall be considered an Affiliate of Seller or of any of Seller’s post-Closing Affiliates, (b) none of Seller or any of Seller’s post-Closing Affiliates shall be considered an Affiliate of any member of the Transferred Entity Group and (c) the members of the Transferred Entity Group shall be considered an Affiliate of Buyer and of Buyer’s Affiliates.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Commercial Agreements, the Assignment Agreement and Bill of Sale, the Foreign Closing Documents, the Master Partner Agreement, the IP License Agreements and the IP Assignment Agreements.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Base Purchase Price” shall mean $90,000,000.

“Benefit Plan” shall mean each compensation and/or benefit plan, program, policy, form of agreement or other arrangement, written or unwritten, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, in each case, whether or not such plan is subject to ERISA, any profit sharing, bonus, incentive, deferred compensation, vacation or sick leave, stock purchase, stock option, pension, retirement, severance, retention (including the Specified Retention Awards), Employment Contract, consulting, change of control, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare or incentive plan, disability, medical, hospitalization, life insurance, other insurance plan or fringe benefit plan, program, policy, form of agreement or other arrangement, including any Multiemployer Plan, in each case that is sponsored, maintained or contributed to by Seller or any of its Affiliates, or any ERISA Affiliate of Seller or any of its Affiliates, for the benefit of the TMA Business Service Providers (and their beneficiaries and dependents).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York, Los Angeles, California or

Dayton, Ohio (and in the case of any non-U.S. Subsidiary or Affiliate of Buyer or Seller taking any action in accordance with this Agreement, such entity’s jurisdiction of incorporation or formation), are required or authorized by Law to be closed.

“Buyer Material Adverse Effect” shall mean any Effect that is, or would reasonably be expected to, individually or in the aggregate, prevent or materially impair, the ability of Buyer or its designated Affiliates or Subsidiaries to perform their obligations hereunder or consummate the Sale.

“Cash Amounts” shall mean, of any Person and as of any time, the aggregate amount of all cash and cash equivalents less the aggregate amount of all then outstanding checks and similar items related to bank accounts of such Person, in each case of such Person as of such time and as determined in accordance with the Accounting Principles and the Sample Post-Closing Statement.

“Cause” as a reason for a Transferred TMA Business Employee’s termination of employment or service shall have the meaning assigned such term in any individual agreement that is a Transferred Benefit Plan between such Transferred TMA Business Employee and Seller or its Subsidiaries, or if no such individual agreement, “Cause” shall mean (a) a conviction of the Transferred TMA Business Employee for committing a felony under federal law or the law of the state or country in which such action occurred, (b) dishonesty in the course of fulfilling the Transferred TMA Business Employee’s duties to Buyer or its Affiliate or Subsidiary, (c) failure on the part of the Transferred TMA Business Employee to perform substantially such Transferred TMA Business Employee’s duties to Buyer or its Affiliate or Subsidiary in any material respect, or (d) a material violation of Buyer’s ethics and compliance program. Any determination as to whether “Cause” exists shall be subject to de novo review.

“CIM Business” shall mean the customer interaction manager business currently conducted by Seller and its Subsidiaries of developing, marketing, selling and supporting campaign management applications. For the avoidance of doubt, as of the date hereof, the applications that comprise the CIM Business are set forth on Section 1.1(b) of the Seller Disclosure Schedule.

“Closing Cash Amount” shall mean an amount equal to the aggregate Cash Amounts of the members of the Transferred Entity Group as of immediately prior to the Closing Time; provided that in no event shall the Closing Cash Amount be in excess of $250,000.

“Closing Indebtedness Amount” shall mean, without duplication, the aggregate amount of Indebtedness of the members of the Transferred Entity Group and the aggregate amount of Indebtedness that constitutes a Transferred Asset or an Assumed Liability, in each case as of immediately prior to the Closing Time.

“Closing Time” shall mean 12:01 a.m. Eastern Time on the Closing Date.

“Closing Working Capital” shall mean the Working Capital of the TMA Business (including the Transferred Entity Group) as of immediately prior to the Closing Time.

“COBRA” shall mean the Consolidated Budget Reduction Act of 1985, as amended.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, consolidated, combined, unitary or other group Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one member of the Transferred Entity Group, on the other hand.

“Commercial Agreements” shall mean the Software License and Services Agreement and Marketing Studio On Demand Agreement, in each case, between Buyer, on the one hand, and Seller (or its designated Affiliate or Subsidiary), on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit B.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated November 18, 2015, between Seller and Marlin Management Company, LLC.

“Consultation Requirements” shall mean any notification, information, consultation or other similar process with respect to any TMA Business Service Provider required by applicable Law, other than any Works Council Process.

“Contract” shall mean any agreement, contract, indenture, understanding, instrument, arrangement, commitment, license, lease, sublease, obligation or undertaking or other arrangement to which a Person is legally bound, in each case, including any amendments or modification thereto and excluding any Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Controlled Group Liability” shall mean any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, other than such liabilities that arise solely out of, or relate solely to, the Transferred Benefit Plans listed in Section 3.10(a) of the Seller Disclosure Schedule.

“Dataroom” shall mean the Intralinks electronic data room established for “Project One.”

“Delayed Employee Transferred Benefit Plan” shall mean any Transferred Benefit Plan that provides benefits to Delayed Transfer Employees and no other Transferred TMA Business Employees, as identified as a Delayed Employee Transferred Benefit Plan on Section 3.10(a) of the Seller Disclosure Schedule.

“Delayed Transfer Employees” shall mean (a) each International TMA Business Employee set forth on Section 6.13(a) of the Seller Disclosure Schedule, subject to update prior to Closing in accordance with Section 6.13(a), (b) to the extent that a China Delayed Closing is required in accordance with the terms of Section 5.21, all Transferred TMA Business Employees who are primarily employed in China, (c) to the extent that a Philippines Delayed Closing is required in accordance with the terms of Section 5.22, all Transferred TMA Business Employees who are primarily employed in the Philippines and (d) at Seller’s election in accordance with Section 5.20(b), any Payroll Delayed Transfer Employees.

“Employee Transfer Date” shall mean (a) as applied to each Delayed Transfer Employee and Payroll Delayed Transfer Employee who is not an Absent TMA Business Employee or a Transferred TMA Business Employee primarily employed in China or the Philippines, the “Delayed Transfer Date” determined in accordance with Section 6.13(a), (b) as applied to each Transferred TMA Business Employee who is not a Delayed Transfer Employee or an Absent TMA Business Employee, the Closing Date, subject to the Closing having occurred, (c) as applied to each Absent TMA Business Employee, the date prior to the Subsequent Transfer Deadline that such Absent TMA Business Employee presents himself or herself for work with Buyer or an Affiliate of Buyer and actually returns to work, (d) for any Transferred TMA Business Employee who is primarily employed in China, to the extent that a China Delayed Closing is required in accordance with Section 5.21, the China Delayed Closing Date, and (e) for any Transferred TMA Business Employee who is primarily employed in the Philippines, to the extent that a Philippines Delayed Closing is required in accordance with Section 5.22, the Philippines Delayed Closing Date.

“Employment Contract” shall mean a contract, offer letter or agreement of Seller or any of its Affiliates or Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as a TMA Business Employee or TMA Business Consultant pursuant to which Seller or any of its Affiliates or Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Laws” shall mean any applicable Law relating to (a) Releases or threatened Releases of Hazardous Material; (b) pollution or protection of public or employee health or the environment; (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Materials; or (d) protection of the environment from impacts caused by human activity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Closing Purchase Price” shall mean (a) the Base Purchase Price, plus (b) the Estimated Closing Cash Amount (which may be a positive or negative number), plus

(c) the Estimated WC Adjustment Amount (which may be a positive or negative number), minus (d) the Estimated Closing Indebtedness Amount, and minus (e) the Additional Seller Premium Portion.

“Excluded RTIM Business” shall mean the business currently conducted by Seller and its Subsidiaries of developing, marketing, selling and supporting real-time interaction management applications. For the avoidance of doubt, as of the date hereof, the ME Software (which is included in the TMA Business) that is used in the Excluded RTIM Business is set forth on Section 1.1(c) of the Seller Disclosure Schedule.

“Excluded Employee Liabilities” shall mean (a) any Liabilities of Seller and any of its Affiliates with respect to, or payments or entitlements to, any employee, consultant or director of Seller or its Affiliates, other than any TMA Business Service Provider; (b) any Liability of Seller with respect to any TMA Business Service Provider specifically retained by Seller or its Affiliates under this Agreement; (c) any Liability arising under a Seller Benefit Plan, including all Liabilities for claims incurred prior to Closing for life, accidental death and dismemberment, business travel accident insurance, health or medical, dental, vision care, prescription drug, dental, short-term disability or long-term benefits (whether insured, self-insured or insured through or by a captive insurance program, risk retention group (as defined in the Federal Liability Risk Retention Act of 1986, as amended), other than any such Liabilities specifically assumed by Buyer in accordance with Section 2.3 and Article VI; (d) all workers’ compensation benefits to any former TMA Business Employee, regardless of when incurred, and with respect to each Transferred TMA Business Employee, with respect to any claims incurred prior to the Closing Date; (e) any Controlled Group Liability; and (f) without limiting the generality of any provision of Article VI, with respect to employees of Seller or its Affiliates (including TMA Business Employees) who are primarily employed in Thailand, Finland, Sweden, Malaysia, Czech Republic, Pakistan, Ireland, Singapore, Turkey, Argentina, Mexico, Austria, Chile, Egypt, Hong Kong, Indonesia, Japan, Norway, Russia, Switzerland, India, Belgium or Brazil, any Liabilities relating to (i) severance benefits provided to any such employees who terminate employment with Seller or its Affiliates between the date hereof and the Closing Date and (ii) the costs of relocating any such employee to a new primary work location. For purposes of the foregoing, a claim is deemed incurred (i) in the case of life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) in the case of health or medical, dental, vision care and/or prescription drug benefits, upon provision of such services, materials or supplies; (iii) in the case of short- and long-term disability benefits, upon the occurrence of the disability giving rise to such benefits and (iv) in the case of workers’ compensation claims with respect to each Transferred TMA Business Employee, on the date the injury giving rise to the claim occurs.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time.

“Good Reason” as a reason for a Transferred TMA Business Employee’s termination of employment or service shall mean, (a) a material change in the geographic location of such employee’s principal place of employment, (b) a material reduction of such employee’s base salary or annual target bonus opportunity, in each case, from those in effect immediately prior to the Closing, or (c) with respect to any executive-level Transferred TMA

Business Employee, a material diminution in such employee’s position, authority, duties or responsibilities from those in effect immediately prior to the Closing; in each case of the foregoing clauses (a) through (c), subject to a requirement for the applicable employee to provide notice of the circumstances constituting Good Reason within 30 days of becoming aware of such circumstances and providing Buyer or its applicable Affiliate or Subsidiary with a 30-day cure period.

“Governmental Entity” shall mean any foreign, multinational, domestic, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other body, department, agency, or any political or other subdivision, department or branch of any of the foregoing, or any applicable rules, regulations and listing standards of a stock exchange.

“Hazardous Material” shall mean any substance, product, or waste material which is identified, listed, published, regulated or defined as a hazardous waste, toxic substance, hazardous material or other similarly regulated material or substance under any Environmental Law or by any Governmental Entity, including naturally occurring radioactive materials, other radioactive materials, petroleum refined products and petroleum waste, polychlorinated biphenyls, and asbestos.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, as of any particular time with respect to such Person, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations of such Person consisting of: (a) indebtedness or other obligations for borrowed money, other than trade payables and other accrued current liabilities incurred in the ordinary course of business; (b) indebtedness evidenced by any note, bond, debenture or other debt security; (c) amounts drawn or funded under letters of credit, bank guarantees, bankers’ acceptances or other similar instruments; (d) (i) all capitalized lease obligations of such Person or (ii) other lease obligations of such Person that have or should have been accounted for as a capitalized lease on the balance sheet of such Person, in each case, in accordance with GAAP; (e) all amounts owing or due (on a net basis) under any interest rate, currency, swap or other hedging agreements; (f) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement, excluding, in each case, (i) trade payables and current liabilities incurred in the ordinary course of business and (ii) amounts owed to employees pursuant to the Specified Retention Awards; (g) any “earn-outs” or other indebtedness for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, excluding, in each case, (i) trade payables and current liabilities incurred in the ordinary course of business and (ii) amounts owed to employees pursuant to the Specified Retention Awards; (h) any bank account overdrafts, acceptance credits or similar facilities; (i) any unsatisfied liabilities for “withdrawal liability” to a “multiemployer plan,” as such terms are defined under ERISA; (j) deferred revenue attributable to goods or services expected to be delivered more than one (1) year after the Closing Date (for the avoidance of doubt and by way of example, if there is deferred revenue related to a Contract attributable to an eighteen (18) month period following the Closing, the deferred revenue attributable to the one (1) year period following the Closing shall be included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8 and deferred revenue attributable to the remaining six (6) month period shall be included as part of the definition of Indebtedness); (k) any accrued but unpaid interest, penalties, fees and premiums (including any applicable prepayment premiums and penalties and other breakage costs) or other similar charges on any of the foregoing; (l) in the case of the Assumed Liabilities under International Pension Plans, if any, being assumed by Buyer and its Affiliates pursuant to Section 6.5(b)(iii), the total amount of such Assumed Liabilities attributable to Transferred TMA Business Employees as of the Closing Date, determined in accordance with GAAP, reduced by the fair value of assets, determined in accordance with GAAP, that are transferred to Buyer and its Affiliates pursuant to Section 6.5(a)(ii), in each case measured as of the Closing Date; and (m) all guarantees by such Person of any Liabilities of another Person of a type described in the foregoing clauses (a) – (l); provided, however, that any amounts shall not be included as Indebtedness to the extent they are included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8.

“Intellectual Property” shall mean all: (a) patents and applications therefor; (b) Marks, together with all appurtenant goodwill, along with renewals thereof; (c) copyrights, whether or not registered or published, and registrations, recordations and applications for registration therefor (including copyrights in audiovisual works, collective works, computer Software, compilations, databases, derivative works, literary works and other works of authorship) and reversions, extensions and renewals thereof; and (d) inventions (whether patentable or unpatentable), invention disclosures, trade secrets and confidential proprietary business information (including know-how, formulas, compositions, manufacturing and production processes and techniques, technical drawings and designs, technical data, customer and supplier data, pricing and cost information), and all other intellectual property rights, in each case, in any jurisdiction.

“International Pension Plan” shall mean each International TMA Benefit Plan that is a defined benefit pension plan (whether funded or unfunded) and is not a Transferred Benefit Plan.

“International TMA Benefit Plan” shall mean each Benefit Plan sponsored, maintained or contributed to by Seller or its Affiliates outside of the United States solely for the benefit of International TMA Business Employees.

“International TMA Business Employee” shall mean each TMA Business Employee primarily employed outside the United States.

“IP Assignment Agreements” shall mean the Patent Assignment, the Trademark Assignment and the Domain Name Assignment, in each case, between Buyer (or Buyer’s designated Affiliate or Subsidiary), on the one hand, and Seller (or Seller’s designated Subsidiary), on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit J.

“IP License Agreements” shall mean the Buyer Intellectual Property License Agreement, Teradata Intellectual Property License Agreement and the Software License Agreement, in each case, between Buyer, on the one hand, and Seller (or Seller’s designated Subsidiary), on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit D.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Systems” shall mean electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and Internet websites.

“Knowledge of Buyer” shall mean the actual knowledge of Nathan Pingelton, Matt Johnson, Max Vaughan, Will Borthwick, Himanshu Gandhi, Mark Herrington, Eric Hinkle and Robert Kunold, Jr., after reasonable inquiry.

“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(d) of the Seller Disclosure Schedule, after reasonable inquiry.

“Law” shall mean any federal, state, local or foreign law, statute, regulation, ordinance, rule, code, judgment, order, decree, constitution, common law, treaty, award, approval, concession, grant, franchise, directive, requirement, or other governmental restriction or any similar form of decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the date of this Agreement.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or any damages, losses, assessments, deficiencies, claims or demands with respect to any applicable Law.

“Liens” shall mean any charge, claim, conditional sale agreement, deed of trust, mortgage, lien (statutory or otherwise), easement, restrictive covenant, option, warrant, purchase right, pledge, charge, hypothecation, security interest, marital or community property interest, right of first refusal, right of first offer, restriction on use, transfer and voting and other encumbrances of any kind, in each case, other than restrictions on transfer arising under applicable securities laws.

“Losses” shall mean all losses, costs, claims, interest, charges, expenses (including reasonable attorneys’ fees and reasonable costs or amounts actually paid in respect of investigation, defense, enforcement or settlement), obligations, Liabilities, Tax, settlement payments, awards, judgments, fines, penalties, damages, assessments, deficiencies or other liability whatsoever, and shall include diminution in value, indirect losses and consequential damages, in each case, to the extent reasonably foreseeable, and punitive damages to the extent payable to a third party.

“Marks” shall mean fictional business names, corporate names, trade names, trade dress rights, registered and unregistered trademarks and service marks, domain names, social media identifiers, other sources of origin and applications for any of the foregoing, and together with all of the goodwill associated with the foregoing.

“Marketing Execution” shall mean digital marketing, digital messaging, customer data management and segmentation, campaign management, real-time interaction management, content and asset management and marketing communications applications. For the avoidance of doubt, as of the date hereof, the applications that comprise Marketing Execution are set forth on Section 1.1(e) of the Seller Disclosure Schedule (collectively, the “ME Software”).

“Marketing Operations” shall mean (i) marketing planning, production management, asset management and fulfillment, spend management, marketing department collaboration, and workflow and approval management applications and (ii) campaign management, lead management and e-mail delivery applications that comprise the Marketing Studio and Marketing Studio On-Demand products. For the avoidance of doubt, as of the date hereof, the applications that comprise Marketing Operations are set forth on Section 1.1(f) of the Seller Disclosure Schedule (collectively, the “MO Software”).

“Master Partner Agreement” shall mean the Master Partner Agreement between Buyer, on the one hand, and Seller (or Seller’s designated Subsidiary), on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit F.

“Material Adverse Effect” shall mean any fact, circumstance, occurrence, event, development, change or effect (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on: (a) the TMA Business or its financial condition, properties, assets or operations, taken as a whole; provided, however, that no Effect to the extent resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining (except as otherwise specified below) whether there has been, a “Material Adverse Effect”: (i) Effects in global or national economic, monetary, or financial conditions, including changes in prevailing interest rates, credit markets, or financial market conditions, (ii) Effects in the industry in which the TMA Business operates, (iii) Effects in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions and other force majeure events, (v) changes in applicable Law (or the interpretation thereof) or changes in GAAP (or the interpretation thereof), (vi) any failure by the TMA Business to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), (vii) Effects attributable to the identity of Buyer or any of its Affiliates or Buyer’s or its Affiliates’ plans or proposals (A) to separate the Marketing Operations portion of the TMA Business from the Marketing Execution portion of the TMA Business or (B) with respect to the management or employees of the TMA Business, or (viii) any matter disclosed in Section 1.1(i) of the Seller Disclosure Schedule, except, with respect to the foregoing clauses (i), (ii), (iii) or (v), to the extent that any such Effect has a materially disproportionate impact on the TMA Business or the Transferred Assets and Transferred Entity Group (taken as a whole) relative to the other participants in the same industry or industries in which the TMA Business operates; or (b) the ability of Seller and its Affiliates to perform their obligations hereunder or consummate the Sale on the terms and conditions set forth in this Agreement.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, decision, ruling, award or decree of any Governmental Entity.

“Organizational Document” shall mean any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement or operating agreement for a limited liability company; and (v) any charter, bylaws, operating agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person.

“Permits” shall mean all licenses, permits, franchises, certificates, exemptions, clearances, approvals, registrations, authorizations, consents or Orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (a) Liens disclosed or reflected on the most recent balance sheet included in Financial Statements (other than Liens securing Excluded Liabilities); (b) Liens for Taxes, assessments or other governmental charges or levies that (i) are not yet due or payable or (ii) are being contested by appropriate proceedings, and in either such case that may thereafter be paid without penalty, and for which there are appropriate reserves set forth in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business of the TMA Business or the Transferred Entity Group, to the extent such Liens set forth in this clause (c) do not, in the aggregate, impair in any material respect the current use or value of the properties and assets of the TMA Business; (d) Liens incurred or deposits made in the ordinary course of business of the TMA Business or the Transferred Entity Group in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that, individually or in the aggregate, do not impair, and would not reasonably be expected to materially impair, in any material respect, any of the Real Property Leases or the continued use and operation of the assets to which they relate in the conduct of the TMA Business as presently conducted; (f) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions that do not impair in any material respect the current use or value of the properties and assets of the TMA Business; and (g) licenses of Intellectual Property granted in the ordinary course of business or pursuant to a Transaction Document.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” shall mean real and personal property Taxes.

“Public Software” shall mean any Software that is licensed or distributed as freeware, shareware or open source Software or under similar software licensing or distribution models that (i) require either the disclosure, licensing or distribution of any source code to any Person, (ii) the licensed software or derivatives thereof be redistributable at no or a nominal charge, or (iii) the licensed software or derivatives thereof be licensed for the purpose of making derivative works, including, but not limited to, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL) or Affero General Public License (AGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Standards License (SISL), (g) the BSD License, and (h) the Apache License.

“Related Contract” shall mean any TMA Contract and any other Contract Related to the TMA Business.

“Related to the TMA Business” shall mean primarily related to or primarily used or held for use in connection with the conduct of the TMA Business, as conducted both immediately prior to the date hereof and immediately prior to the Closing.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials).

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean a Benefit Plan other than a Transferred Benefit Plan.

“Seller Group” shall mean Seller and its Subsidiaries (other than the Transferred Entity Group).

“Seller Retained Businesses” shall mean all the businesses (including the CIM Business and the Excluded RTIM Business) conducted by Seller and its Affiliates other than the TMA Business.

“Seller Services” shall mean those services to be provided after the Closing by Seller or any other member of the Seller Group to Buyer, any of its Affiliates or Subsidiaries or any member of the Transferred Entity Group pursuant to the Transaction Documents.

“Shared Contracts” shall mean Contracts (other than any Contract governing or underlying any Leased Real Property) that relate both to the TMA Business and the Seller Retained Businesses.

“Side Letter” shall mean the letter agreement between the Parties, dated as of the date hereof.

“Software” shall mean any and all computer programs, including operating system and applications software, computerized implementations of algorithms, and program interfaces, whether in source code or object code form (including all of the foregoing that is installed on computer hardware) and all available documentation, including user manuals, relating to the foregoing.

“Specified Retention Awards” shall mean retention awards granted to TMA Business Employees as set forth on Section 1.1(j) of the Seller Disclosure Schedule.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Sublease Agreements” shall mean one or more Sublease Agreements, in form and substance reasonably acceptable to Buyer and Seller, to be entered into between Buyer or its Affiliates, Seller or its Subsidiaries, and any other party thereto as of the applicable Sublease Date and pursuant to which Seller or its Subsidiaries will sublease certain real property to Buyer or its Affiliates on terms and conditions materially consistent with the lease then governing such real property.

“Sublease Date” shall mean as applied to each Sublease Agreement that relates to real property that Seller or its Subsidiaries makes available to Buyer or its Affiliates pursuant to a Service (as defined in the Transition Services Agreement), the expiration date of the Service Period (as defined in the Transition Services Agreement) for such Service.

“Subsequent Transfer Deadline” shall mean, with respect to any Absent TMA Business Employee, (a) if immediately prior to the Closing, such Absent TMA Business Employee is subject to a collective bargaining or other labor Contract, the date such Absent TMA Business Employee is required to return to work as provided in such collective bargaining or other labor Contract as in effect immediately prior to the Closing and (b) for each other Absent TMA Business Employee, the earlier of the (i) the 180th day following the Closing Date and (ii) the day before the date upon which such Absent TMA Business Employee’s employment with Seller or its Affiliates terminates pursuant to the policies and procedures of Seller or its Affiliates, as applicable to the Absent TMA Business Employee immediately prior to the Closing.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is the general partner or managing member.

“Target Working Capital” shall mean $(8,500,000) (negative eight million five hundred thousand dollars).

“Tax” shall mean any tax, duty, fee or levy of any kind imposed by Law or by any Governmental Entity, including any U.S. federal, state, local or non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security, production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other governmental or public duty or assessment, in each case irrespective of whether imposed as a primary or secondary liability and in each case together with all interest and penalties imposed with respect to such amounts.

“Tax Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item.

“Tax Claim” shall mean any claim with respect to Taxes made by any Tax Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any Tax Authority relating to Taxes and any amendment thereof.

“Teradata Marks” shall mean (i) any and all Marks of Seller or any of its Affiliates (a) using or containing “Teradata” (in block letters or otherwise) or “Teradata” either alone or in combination with other words or elements or (b) that are not included in the Transferred IP, including any such Marks set forth on Section 1.1(g) of the Seller Disclosure

Schedule and (ii) any and all Marks confusingly similar or related to the Marks described in the foregoing clause (i) or embodying any of the foregoing Marks either alone or in combination with other words or elements, in each case of clauses (i) and (ii), together with the goodwill associated therewith.

“TMA Business” shall mean the business currently conducted by Seller and its Subsidiaries, wherever located, of developing, marketing, selling and supporting Marketing Execution and Marketing Operations software and services; provided, however, that the TMA Business shall not include the CIM Business or the Excluded RTIM Business.

“TMA Business Consultant” shall mean each natural Person, other than a TMA Business Employee, who provides services directly to the TMA Business as a consultant, independent contractor, leased employee or other non-employee position.

“TMA Business Employee” shall mean (a) any Transferred Entity Group Employee (including the Transferred Entity Group Employees listed on the Employee Roster) and (b) the individuals listed as employees on the Employee Roster (as updated pursuant to Section 6.1(d)), and (c) all other natural Persons in the European Union, who, based on an employment relationship, are engaged to the TMA Business, such that the transfer of their employment to Buyer in connection with the transactions contemplated hereby is required by Law (including, in all cases, any individual on long- or short-term disability, vacation, leave for workers’ compensation or other approved leave of absence).

“TMA Business Service Provider” shall mean all (i) TMA Business Employees, (ii) TMA Business Consultants, (iii) all natural Persons, other than TMA Business Employees and TMA Business Consultants, who provided services directly to the TMA Business as an employee, consultant, independent contractor, leased employee or other non-employee position.

“TMA Contracts” shall mean the Contracts (other than those that constitute Excluded Assets) that are exclusively related to the TMA Business (whether with customers, suppliers, vendors, partners, resellers or otherwise), as such Contracts may be amended, supplemented or renewed from time to time; provided that TMA Contracts shall not include any Shared Contracts.

“Transaction Documents” shall mean this Agreement, the Equity Commitment Letter, the Limited Guaranty, the Sublease Agreements, the Side Letter, the Ancillary Agreements, the French Offer Letter and the Acceptance Notice (but only, in respect of the French Offer Letter and the Acceptance Notice, if Teradata France has delivered to Buyer a duly executed original of the Acceptance Notice pursuant to and in accordance with the French Offer Letter and the terms of this Agreement).

“Transfer Tax” shall mean any sales, use, transfer, documentary, stamp, real property transfer or other similar Taxes imposed on or payable in connection with the transactions contemplated pursuant to this Agreement. For the avoidance of doubt, Transfer Taxes shall not include VAT.

“Transferred Benefit Plan” shall mean any Benefit Plan sponsored, maintained or contributed to by Seller or any of its Affiliates solely for the benefit of the TMA Business Employees or otherwise identified as a Transferred Benefit Plan on Section 3.10(a) of the Seller Disclosure Schedule.

“Transferred Entity Group” shall mean the Transferred Entities and their Subsidiaries, including those set forth on Section 1.1(h) of the Seller Disclosure Schedule.

“Transferred Entity Group Employee” shall mean those individuals employed by the members of the Transferred Entity Group immediately prior to the Closing.

“Transition Services Agreement” shall mean the Transition Services Agreement between Buyer, on the one hand, and Seller (or Seller’s designated Subsidiary), on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit A.

“VAT” shall mean value added Tax, goods and services Tax, or other similar Tax, including such Taxes imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any Laws authorized by that Directive) and any similar value added Tax pursuant to the Laws of any jurisdiction which is not a member of the European Union (including Canadian GST and Quebec Sales Tax), and any interest or penalties in respect thereof, but excluding any direct or indirect capital gains Taxes, any income Taxes, and any withholding Taxes.

“WC Adjustment Amount” shall mean (a) the Closing Working Capital minus (b) the Target Working Capital.

“Working Capital” shall mean, of any Person and as of any time, the net working capital of such Person as of such time, calculated by subtracting (a) the sum of the amounts as of such time for the current liabilities of the TMA Business, from (b) the sum of the amounts as of such time for the current assets of the TMA Business, in each case with such amounts calculated in a manner consistent with the Accounting Principles and the Sample Post-Closing Statement; provided, however, that in no event shall Working Capital include (i) any amount included within the definition of Cash Amounts or Closing Indebtedness Amount, in each case, as finally determined pursuant to Section 2.8 or (ii) any asset or liability (current or deferred) in respect of Taxes except for any current (but not deferred) non-income Tax Liabilities of the TMA Business that are reasonably expected to be collected directly by a Tax Authority from a Buyer Indemnified Party after the Closing Date; provided, further, that Working Capital shall include, as a liability with respect to Specified Retention Awards, an amount equal to the greater of (A) $1,250,000 and (B) the amount that should have been accrued as of the Closing Date with respect to the Specified Retention Awards; provided, further, that in no event shall Buyer’s (or its Subsidiaries’ or Affiliates’) out of pocket costs payable pursuant to the Specified Retention Awards, net of the greater of the amounts in the foregoing clauses (A) and (B), equal an amount greater than $1,250,000. The Parties agree that any amount included within the definition of Working Capital, Cash Amounts or Closing Indebtedness Amount shall be adjusted, if necessary (as reasonably determined by the Parties), to include amounts to the extent that they constitute a Transferred Asset or Assumed Liability, and to exclude amounts to the extent that they constitute an Excluded Asset or Excluded Liability.

“Works Council Processes” shall mean any notification, information, consultation, consent, approval or other similar process with respect to any labor organization, labor union, works council, economic committee or any similar entity, council or organization.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Acceptance Notice	Section 2.10(c)
Accounting Principles	Section 2.8(b)
Accounts Payable	Section 2.3(c)
Accounts Receivable	Section 2.1(i)
Agreement	Preamble
Allocation	Section 2.6
Allocation Principles	Section 2.6
Alternative Transaction	Section 5.17
Assignment Agreement and Bill of Sale	Section 2.7(a)(iv)
Assumed Liabilities	Section 2.3
Business Confidential Information	Section 5.2(b)
Buyer	Preamble
Buyer 401(k) Plans	Section 6.8
Buyer Credit Card Program	Section 5.24(a)
Buyer Disclosure Schedule	Article IV
Buyer FSA Plan	Section 6.9
Buyer Fundamental Representations	Section 8.3(a)
Buyer Indemnified Parties	Section 10.2(a)
Buyer Related Parties	Section 9.4(c)
Buyer Split Contract	Section 5.6(a)
Buyer Tax Indemnified Parties	Section 7.1
Buyer’s Allocation Notice	Section 2.6
Cap	Section 10.2(b)(iv)
China Assets	Section 5.21(a)
China Closing Condition	Section 5.21(a)
China Delayed Closing	Section 5.21(c)
China Delayed Closing Date	Section 5.21(c)
China Liabilities	Section 5.21(a)
Closing	Section 2.7
Closing Date	Section 2.7
Closing Statement	Section 2.8(b)
Consultation Process	Section 2.10(a)
Controlling Party	Section 7.6(c)
De Minimis Amount	Section 10.2(b)(ii)
Deductible	Section 10.2(b)(iii)
Dispute Notice	Section 2.8(d)
Dispute Resolution Period	Section 2.8(d)
DOJ	Section 5.3(a)
Employee Roster	Section 3.10(h)
Enforceability Exceptions	Section 3.3
Environmental Permits	Section 3.13(b)
Equity Commitment Letter	Section 4.4(a)
Equity Financing	Section 4.4(a)

Estimated Allocation Statement	Section 2.6
Estimated Closing Cash Amount	Section 2.8(b)
Estimated Closing Indebtedness Amount	Section 2.8(b)
Estimated Closing Working Capital	Section 2.8(b)
Estimated WC Adjustment Amount	Section 2.8(b)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.4
Exclusive Period	Section 5.17
Export Approvals	Section 3.22
Final Purchase Price	Section 2.8(f)
Financial Statements	Section 3.5(a)
Foreign Closing Documents	Section 2.7(a)(vi)
French Assets	Section 2.10(a)
French Liabilities	Section 2.10(a)
French Offer Letter	Section 2.10(b)
French Purchase Price	Section 2.10(b)
French Works’ Council	Section 2.10(a)
FTC	Section 5.3(a)
Governmental Approvals	Section 5.3(a)
Guarantees	Section 5.9
Guarantor	Recitals
HR Seller Services	Section 5.11
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.8(d)
Insurance Policies	Section 3.24
Intercompany Arrangements	Section 3.16
IP Disputes	Section 2.4(d)
Leased Real Property	Section 3.11
Limited Guaranty	Recitals
Material Contracts	Section 3.14(a)
Material Customer	Section 3.20
Material Supplier	Section 3.20
Non-Controlling Party	Section 7.6(c)
Notification Letter	Section 6.11(f)
Outside Date	Section 9.1(b)(i)
Parties	Preamble
Party	Preamble
Payroll Delayed Transfer Employees	Section 5.20(b)
Phase-out Period	Section 5.12(a)
Philippines Assets	Section 5.22(a)
Philippines Closing Condition	Section 5.22(a)
Philippines Delayed Closing	Section 5.22(b)
Philippines Delayed Closing Date	Section 5.22(b)
Philippines Liabilities	Section 5.22(a)
Post-Closing Statement	Section 2.8(c)

Pre-Closing Books and Records	Section 5.1(c)
Pre-Closing Separate Tax Return	Section 7.4(a)
PTO	Section 6.6
Purchase Price	Section 2.5
Qualified Plan	Section 3.10(b)
Real Property Leases	Section 3.11
Registered TMA Intellectual Property	Section 3.15(a)
Regulatory Approvals	Section 8.1(a)
Released Person	Section 11.15
Releasing Person	Section 11.15
Reverse Termination Fee	Section 9.4(a)
Sale	Section 2.1
Sample Post-Closing Statement	Section 2.8(a)
Seller	Preamble
Seller 401(k) Plans	Section 6.8
Seller Disclosure Schedule	Article III
Seller FSA Plan	Section 6.9
Seller Fundamental Representations	Section 8.2(a)
Seller Indemnified Parties	Section 10.3(a)
Seller Related Parties	Section 9.4(c)
Seller Split Contract	Section 5.6(a)
Seller Tax Indemnified Parties	Section 7.2
Seller’s Closing Allocation	Section 2.6
Specified Seller Termination	Section 9.4(a)
Sponsor	Section 4.4(a)
Straddle Period Separate Tax Return	Section 7.4(b)
Substitute Export Approval	Section 3.22
Tangible Personal Property	Section 2.1(f)
Third-Party Claim	Section 10.4(a)
Third-Party Consents	Section 5.5(a)
Transferred Assets	Section 2.1
Transferred Books and Records	Section 2.1(g)
Transferred Contracts	Section 2.1(b)
Transferred Entities	Section 2.1(a)
Transferred Entity	Section 2.1(a)
Transferred Entity Interests	Section 2.1(a)
Transferred European TMA Business Employees	Section 6.11(c)
Transferred FSA Balances	Section 6.9
Transferred International TMA Business Employees	Section 6.11
Transferred IP	Section 2.1(e)
Transferred Real Property Leases	Section 2.1(d)
Transferred TMA Business Employee	Section 6.1
Transferred Vehicles	Section 2.1(n)

ARTICLE II

THE SALE AND PURCHASE

2.1 Sale and Purchase. Subject to Section 5.5 and Section 5.6, upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, or shall cause its applicable Subsidiaries to, sell, convey, transfer, assign and deliver to Buyer or its designated Subsidiaries or Affiliates, and Buyer shall, or shall cause its designated Subsidiaries and Affiliates (such entities specified in writing by Buyer to Seller at least five Business Days prior to the Closing Date) to, purchase and acquire, all of Seller’s or such Subsidiaries’ (such entities specified in writing by Seller to Buyer at least 15 Business Days prior to the Closing Date) right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired or existing, Related to the TMA Business (but, for the avoidance of doubt, excluding the Excluded Assets and except as otherwise expressly set forth in Section 2.1 or Section 5.5 or 5.6) (the “Sale”) (collectively, the “Transferred Assets”), and including such right, title and interest in, to and under the following:

(a) One hundred percent (100%) of the equity interests (the “Transferred Entity Interests”) of the entities listed on Section 2.1(a) of the Seller Disclosure Schedule (each, a “Transferred Entity” and, collectively, the “Transferred Entities”);

(b) Subject to Section 5.5, all TMA Contracts, and subject to Section 5.6, any rights, benefits, privileges or claims to the extent relating to the TMA Business under the Shared Contracts, including the Contracts listed on Section 2.1(b) of the Seller Disclosure Schedule (collectively, the “Transferred Contracts”);

(c) All assets transferred to Buyer or its designated Affiliates or Subsidiaries in accordance with Article VI;

(d) The Real Property Leases set forth on Section 2.1(d) of the Seller Disclosure Schedule (collectively, the “Transferred Real Property Leases”) and any and all rights, contracts, or options of the TMA Business to acquire an interest in real property;

(e) All Intellectual Property that is Related to the TMA Business, including the ME Software and the MO Software, or set forth on Section 2.1(e) of the Seller Disclosure Schedule (collectively, the “Transferred IP”) (but, for the avoidance of doubt, the Transferred IP shall not include Intellectual Property of the CIM Business);

(f) All hardware, machinery, fixtures, furniture, supplies, inventory, accessories, materials, equipment, parts, tooling, tools, molds, finished goods, raw materials, works in progress, packaging, office equipment, computers, telephones, and all other tangible personal property or assets of the Seller Group, in each case, Related to the TMA Business (collectively, the “Tangible Personal Property”);

(g) Subject to Section 2.2(h), originals (or if not reasonably available, copies) of all books and records Related to the TMA Business to the extent reasonably available and permitted by applicable Law, including all such books and records that are (i) books of account, ledgers and general, financial and accounting records, Tax Returns relating solely to the Transferred Assets or a Transferred Entity or Transferred Entities (including all corresponding workpapers and disclosure schedules), machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Entity), sales material and records (including pricing history, total sales, term and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, and material and research, data and files relating to Transferred IP (including in the case of Software, current and prior software versions, releases, application program interfaces, program libraries, bug fixes, and documentation related to the foregoing such as specifications, user-level and programmer-level documentation and manuals, and data and records on software warranty claims), in each case of the foregoing, that are Related to the TMA Business or (ii) employee and personnel records of the Transferred TMA Business Employees (the “Transferred Books and Records”);

(h) All goodwill and the going concern value of the TMA Business or the Marks included in the Transferred IP, and the right to sue for and recover for damages and profits for past and future infringements and misappropriations by any third party of any part of any of the Transferred IP owned by any member of the Seller Group;

(i) All accounts receivable, notes receivable, rebates receivable, employee advances and other miscellaneous receivables to the extent related to the TMA Business (the “Accounts Receivable”), in each case, set forth as current assets in Closing Working Capital as finally determined pursuant to Section 2.8, including any claim, remedy or other right to the extent related to any of the foregoing and not settled or cancelled on or prior to the Closing Date;

(j) To the extent transferable, all Permits, including Environmental Permits, held by the Seller Group that are Related to the TMA Business and use of the Transferred Assets;

(k) All rights to any Actions of any nature available to or being pursued by any member of the Seller Group to the extent related to the TMA Business (including the Transferred Assets), whether arising by way of counterclaim or otherwise;

(l) Except as set forth in Section 2.2(l), all prepaid expenses, credits, charges, claims, security, refunds and payments, deposits and all rights of recovery, recoupment or set-off against third parties, in each case, to the extent related to the TMA Business;

(m) All of the Seller Group’s rights under warranties, indemnitees and all similar rights against third parties to the extent related to the TMA Business (including the Transferred Assets);

(n) All automobiles and vehicles Related to the TMA Business (the “Transferred Vehicles”);

(o) All non-disclosure, non-solicit and non-compete agreements, and any rights of the Seller Group thereunder, to the extent Related to the TMA Business, including with respect to TMA Business Service Providers, the Transferred Contracts and the Shared Contracts, but excluding any rights of the Seller Group under the Transaction Documents;

(p) any refunds, credits or repayments of sales or use Tax or VAT received by Buyer or any Buyer Affiliate in respect of Accounts Receivable that are paid to Buyer or an Affiliate of Buyer after the Closing and which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8;

(q) Without duplication of the other provisions of this Section 2.1, any other assets included as current assets in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8; and

(r) Without duplication of the other provisions of this Section 2.1, any and all other assets set forth on Section 2.1(r) of the Seller Disclosure Schedule.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, from and after the Closing, Seller and the other members of the Seller Group shall retain all of their respective rights, titles and interests in and to, and there shall be excluded from the sale, conveyance, assignment and transfer to Buyer and its designated Affiliates and Subsidiaries hereunder, and the Transferred Assets shall not include, (i) any rights, properties or assets (tangible or intangible and wherever located) which are not Related to the TMA Business (other than as expressly provided in Section 2.1) and (ii) the following rights, properties or assets (tangible or intangible and wherever located) (the rights, properties and assets described in clauses (i) and (ii) of this Section 2.2, collectively, the “Excluded Assets”):

(a) All Intellectual Property of Seller (including the Teradata Marks) and the other members of the Seller Group, other than the Transferred IP (it being agreed that this Section 2.2(a) shall not affect any rights granted to Buyer under the Ancillary Agreements);

(b) The Seller Retained Businesses and all assets, properties, contractual rights, goodwill and other intangible assets, going concern value, rights and claims of Seller and its Affiliates primarily related to, owned, used or held for use in any of the Seller Retained Businesses;

(c) Except as set forth in Section 5.10, (i) all insurance proceeds and benefits, and all rights with respect thereto, of the Seller Group and (ii) all insurance policies and rights thereunder of the members of the Seller Group;

(d) Any refunds of or credits against Taxes for which Seller is responsible pursuant to Section 7.1;

(e) All (i) Cash Amounts and (ii) investment securities and other short- and medium-term investments, in each case of the foregoing clauses (i) and (ii), held by or in the name of any member of the Seller Group (except in each case, to the extent included in the calculation of the Closing Cash Amount or Closing Working Capital as finally determined pursuant to Section 2.8);

(f) All rights, benefits, privileges and claims under the Shared Contracts to the extent not relating to the TMA Business;

(g) All books and records of Seller and its Affiliates other than the Transferred Books and Records;

(h) (i) All attorney-client privilege and attorney work-product protection of Seller and its Affiliates or associated with the TMA Business as a result of legal counsel representing Seller or the TMA Business in connection with the transactions contemplated by this Agreement or any of the Transaction Documents, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this paragraph and (iii) all documents maintained by Seller and its Affiliates in connection with the transactions contemplated by this Agreement or any of the Transaction Documents;

(i) All rights to any Actions of any nature available to or being pursued by any member of the Seller Group to the extent related to the Seller Retained Businesses (including the Excluded Assets and the Excluded Liabilities), whether arising by way of counterclaim or otherwise;

(j) All rights which accrue or will accrue to Seller or any other member of the Seller Group under this Agreement, the Limited Guaranty, the Equity Commitment Letter or any of the other Transaction Documents;

(k) All assets retained by Seller or any member of the Seller Group in accordance with Article VI;

(l) All security, deposits, refunds and other similar items under any and all real property lease, sublease, license or occupancy agreement of Seller or its Subsidiaries, other than with respect to the Transferred Real Property Leases;

(m) Permits that are non-transferable; and

(n) Without duplication of the other provisions of this Section 2.2, any and all other assets set forth on Section 2.2(n) of the Seller Disclosure Schedule.

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall, or shall cause, its designated Affiliates or Subsidiaries (such entities specified in writing by Buyer to Seller at least five Business Days prior to the Closing Date) to assume from Seller and its Subsidiaries (such entities specified in writing by Seller to Buyer at least 15 Business Days prior to the Closing Date) and discharge and perform when due all of the following Liabilities (collectively, the “Assumed Liabilities”):

(a) All Liabilities relating to, arising out of, or in connection with any act or omission by any Person with respect to, or any Person’s ownership or operation of, the TMA Business or the Transferred Assets (including, for the avoidance of doubt, the Transferred Contracts, and the parts of the Shared Contracts that relate to the TMA Business), in each case, whether arising by Law or by Contract or otherwise or relating to facts, conditions, circumstances, events, actions or omissions occurring prior to, on or after the Closing, other than the Excluded Liabilities;

(b) All Liabilities agreed to be performed by Buyer or its Affiliates (including, after the Closing, the members of the Transferred Entity Group) pursuant to the terms of the Transaction Documents;

(c) All accounts payable, trade accounts payable and trade obligations to the extent related to the TMA Business (the “Accounts Payable”) and set forth as current liabilities in Closing Working Capital as finally determined pursuant to Section 2.8 and not settled or cancelled on or prior to the Closing Date;

(d) Without duplication of the other provisions of this Section 2.3, any other Liabilities set forth as current liabilities in Closing Working Capital or included in the calculation of Closing Indebtedness Amount as finally determined pursuant to Section 2.8;

(e) All Liabilities transferred to or assumed by Buyer or its designated Affiliates or Subsidiaries in accordance with Article VI; and

(f) All other Liabilities of the TMA Business that are not Excluded Liabilities.

2.4 Excluded Liabilities. Buyer and its Affiliates (including the Transferred Entity Group) shall have no obligations with respect to any of the following Liabilities of the Seller Group, and the Seller Group shall remain responsible for paying, performing and discharging when due all of such Liabilities (collectively, the “Excluded Liabilities”):

(a) All Liabilities of Seller and the other members of the Seller Group to the extent either arising out of or relating to the Excluded Assets (including, for the avoidance of doubt, all rights, privileges and claims under the Shared Contracts to the extent not relating to the TMA Business);

(b) All Liabilities for Taxes relating to the TMA Business, any member of the Transferred Entity Group and the Transferred Assets, in each case in respect of any Pre-Closing Period, except to the extent of any Assumed Liabilities under Section 2.3(d);

(c) All Liabilities agreed to be performed by Seller pursuant to the terms of the Transaction Documents;

(d) All Liabilities arising out of the matters identified on Section 3.7 of the Seller Disclosure Schedule that are brought by RPost Communications, RPost Holdings, Phoenix Licensing and Landmark Technology (or their respective Affiliates) (the “IP Disputes”), except to the extent reserves for such Liabilities are included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8;

(e) All Liabilities resulting from the exit or wind-up of any portion of the TMA Business from any jurisdiction prior to the Closing Date, including in connection with items 1 and 2 on Section 3.6(a) of the Seller Disclosure Schedule, item 12 on Section 3.18 of the Seller Disclosure Schedule and item 1 and 2 on Section 5.4 of the Seller Disclosure Schedule;

(f) All Liabilities arising out of and actually payable in respect of any of the amounts or awards set forth on Exhibit C attached to Section 1.1(j) of the Seller Disclosure Schedule;

(g) All Liabilities arising out of any of the amounts or awards set forth on Exhibit A or Exhibit B attached to Section 1.1(j) of the Seller Disclosure Schedule to the extent any such amounts or awards paid by Buyer or its Affiliates is in excess of $2,500,000;

(h) All Liabilities retained by Seller or any member of the Seller Group in accordance with Article VI; and

(i) Without duplication of the other provisions of this Section 2.4, any and all other Liabilities set forth on Section 2.4(i) of the Seller Disclosure Schedule.

2.5 Purchase Price. In consideration for the Transferred Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Buyer shall (a) pay to Seller the Estimated Closing Purchase Price and (b) assume, or cause its Subsidiaries to assume, the Assumed Liabilities. The Estimated Closing Purchase Price shall be subject to adjustment in accordance with Section 2.8 (as so adjusted, the “Purchase Price”).

2.6 Allocation of Purchase Price. Seller and Buyer agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price, any liabilities assumed and any other amounts treated as consideration under this Agreement among the Transferred Assets in accordance with the fair market value of such Transferred Assets, as agreed upon for tax purposes, by the Parties pursuant to the principles set forth in Schedule I attached hereto (the “Allocation Principles”). For the avoidance of doubt, the foregoing sentence shall apply with respect to the allocation of the French Purchase Price among the French Assets to the extent consistent with Section 2.10. At least 3 Business Days prior to the Closing Date, Seller shall, in good faith, prepare or cause to be prepared and delivered to Buyer a statement (the “Estimated Allocation Statement”) setting forth its estimate of its proposed allocation of the Purchase Price (and other relevant amounts) in accordance with Schedule I. No later than 30 days after the delivery of the Post-Closing Statement described in Section 2.8(c), Seller shall deliver to Buyer a proposed allocation of the Purchase Price (and other relevant amounts) as of the Closing Date determined in a manner consistent with the Allocation Principles (the “Seller’s Closing Allocation”). Seller’s Closing Allocation shall set forth in reasonable detail (i) any differences from the estimates included in the Estimated Allocation Schedule, and (ii) Seller’s good faith calculations of and, as needed, rationale for, the amount allocated to each Transferred Asset, in each case, in accordance with the Accounting Principles. If Buyer disagrees with Seller’s Allocation, Buyer may, within 30 days after Buyer’s receipt of Seller’s Allocation, deliver a notice (the “Buyer’s Allocation Notice”) to Seller to such effect, specifying those items as to which Buyer disagrees and setting forth Buyer’s proposed allocation of the Purchase Price (and other relevant amounts). If the Buyer’s Allocation Notice is duly delivered, Seller and Buyer shall, during the 20 days immediately following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts), which allocation shall incorporate, reflect and be consistent with the Allocation Principles. If Seller and Buyer are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Purchase Price (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Principles. All fees and expenses relating to the work, if any, performed by the Independent Accounting Firm shall be allocated and borne by Seller, on the one hand, and Buyer, on the other hand, in the same manner as provided in Section 2.8(d). The allocation of the Purchase Price (and other relevant amounts), as prepared by Seller if no Buyer’s Allocation Notice has been given, or as adjusted pursuant to any agreement between Seller and Buyer or as determined by the Independent Accounting Firm (the “Allocation”) shall be conclusive and binding on all Parties. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price pursuant to Section 2.8 or 7.9. Any such adjustment shall be allocated among the Transferred Assets. Seller and Buyer agree (and agree to cause their respective Affiliates) to prepare and file all relevant U.S. federal, state, local and non-U.S. Tax Returns in accordance with the Allocation. None of Seller or Buyer shall (and each shall cause its Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law).

2.7 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., Eastern Time, on the fifth (5th) Business Day (or, at Seller’s option, which may be exercised upon notice to Buyer, the first Business Day immediately following the end of the month that includes such fifth Business Day) after all of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived or at such other place, time or date as may be mutually agreed upon in writing by Seller and Buyer; provided, however, that the Closing shall not occur earlier than the 30th day after the date of this Agreement without the written consent of both Buyer and Seller. The date on which the Closing actually occurs is referred to herein as the “Closing Date”). Notwithstanding the foregoing, the effective time of the Closing shall be the Closing Time. At the Closing:

(a) Seller shall:

(i) deliver to Buyer, certificates evidencing the Transferred Entity Interests, to the extent that such Transferred Entity Interests are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent such Transferred Entity Interests are not in certificated form, other evidence of ownership or assignment, or take any other action required under the relevant local law to effectuate the transfer of any of the Transferred Entity Interests;

(ii) deliver to Buyer the certificate required to be delivered pursuant to Section 8.2(c);

(iii) deliver to Buyer (x) in the case of any domestic entity transferring Transferred Assets, a duly executed certificate of non-foreign status from Seller, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B) and (y) in the case of any other entity transferring Transferred Entity Interests, a duly executed affidavit in accordance with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that each such “interest” (within the meaning of Section 897(c)(1) of the Code) is not a “United States real property interest” within the meaning of Section 897(c) of the Code;

(iv) execute and deliver to Buyer the Assignment and Assumption Agreement and Bill of Sale for the Transferred Assets and the Assumed Liabilities by and between the applicable member of the Seller Group, on the one hand, and Buyer or its designated Affiliates or Subsidiaries, on the other hand, substantially in the form attached as Exhibit C hereto including any amendments required by local law to effectuate the transfers of transferred Assets or assumption of the Assumed Liabilities or as otherwise required by this Agreement (the “Assignment Agreement and Bill of Sale”), duly executed by each member of the Seller Group that is a party thereto, and such other instruments of transfer as reasonably agreed to by Seller and Buyer that are deemed necessary and appropriate to transfer the Transferred Assets to, and for the assumption of the Assumed Liabilities by, Buyer, or its designated Affiliates and Subsidiaries;

(v) execute (or cause its applicable Subsidiary to execute) and deliver to Buyer each of the other Ancillary Agreements (other than the Foreign Closing Documents) to which Seller or any of its Subsidiaries is a party;

(vi) to the extent applicable, with respect to jurisdictions outside the United States in which the Transferred Assets or Assumed Liabilities are located, execute (or cause its applicable Subsidiaries to execute) and deliver to Buyer each such asset or share purchase agreements, bills of sale, share transfer deeds, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement and otherwise customary in such jurisdictions) as the Parties mutually agree are reasonably necessary or appropriate to effect the sale and transfer of the Transferred Assets or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”) and to which Seller or any of its Subsidiaries is a party; and

(vii) execute (or cause its applicable Subsidiaries to execute) and deliver to Buyer all other deeds, bills of sale, assignments, certificates of title and other instruments of transfer, conveyance and ownership executed and delivered by Seller (or its applicable Subsidiaries) as are either necessary or as the Buyer may reasonably request in order to effectively transfer ownership and control of the TMA Business and the Transferred Assets to Buyer.

Notwithstanding anything to the contrary in this Agreement, Seller and its Subsidiaries shall not be required to effectuate a separation of the Marketing Operations portion of the TMA Business from the Marketing Executions portion of the TMA Business, except that to the extent that Buyer determines, at its expense with respect to third party costs and any costs with respect to the advisors, representatives or employees engaged by Buyer, and specifies in writing to Seller at least five Business Days prior to the Closing Date, particular Transferred Assets (including Contracts) and Assumed Liabilities that it desires to be conveyed to particular Subsidiaries of Buyer at the Closing, Seller shall use commercially reasonable efforts to cooperate and comply with such specifications. For the avoidance of doubt, the Seller Group shall not be required to determine which Transferred Assets and Assumed Liabilities relate to the Marketing Operations or Marketing Execution portions of the TMA Business.

(b) Buyer shall:

(i) pay, or cause to be paid, to Seller (or to a Subsidiary of Seller designated by Seller), by wire transfer to an account or accounts designated by Seller in writing at least three Business Days prior to the Closing Date, in immediately available funds, an amount equal to the Estimated Closing Purchase Price;

(ii) deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c);

(iii) deliver to Seller a counterpart of the Assignment Agreement and Bill of Sale duly executed by Buyer and its Affiliates or Subsidiaries (as applicable);

(iv) execute (or cause its applicable Subsidiaries to execute) and deliver to Seller each of the other Ancillary Agreements (other than the Foreign Closing Documents) to which Buyer or any of its Affiliates or Subsidiaries is a party;

(v) to the extent applicable, execute (or cause its applicable Affiliates or Subsidiaries to execute) and deliver to Seller the Foreign Closing Documents to which Buyer or any of its Affiliates or Subsidiaries is a party; and

(vi) execute (or cause its applicable Affiliates or Subsidiaries to execute) and deliver to Seller all other certificates, instruments of transfer, conveyance and assumption and other documents executed and delivered by Buyer or its Affiliates or Subsidiaries as are either necessary or as Seller may reasonably request in order to effectively make Buyer or its designated Affiliates or Subsidiaries responsible for all Transferred Assets and Assumed Liabilities.

Any Subsidiaries or Affiliates of Buyer that Buyer designates to enter into any Ancillary Agreements at Closing shall be specified in writing to Seller at least five Business Days prior to the Closing Date. Buyer may not specify more than one legal entity to enter into each Ancillary Agreement; provided, that, for the avoidance of doubt, the Parties agree that there shall be multiple Assignment Agreements and Bills of Sale and multiple Foreign Closing Documents, and for purposes of the foregoing, each shall be considered a separate Ancillary Agreement.

2.8 Adjustment to Base Purchase Price.

(a) Exhibit I sets forth a sample classification of the asset and liability line items that constitute the Working Capital of the TMA Business, the Cash Amounts of the Transferred Entity Group and the Indebtedness of the Transferred Entity Group and the TMA Business, in each case prepared in good faith in accordance with the Accounting Principles (the “Sample Post-Closing Statement”).

(b) At least three Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer a closing statement (the “Closing Statement”) setting forth its estimate of (i) the Closing Working Capital (such estimate, the “Estimated Closing Working Capital”), (ii) the WC Adjustment Amount (such estimate, the “Estimated WC Adjustment Amount”), (iii) the Closing Cash Amount (such estimate, the “Estimated Closing Cash Amount”) and (iv) the Closing Indebtedness Amount (such estimate, the “Estimated Closing Indebtedness Amount”). The Closing Statement shall be prepared in good faith in accordance with GAAP (as modified by the accounting principles, practices, methodologies and policies set forth on Section 2.8(b) of the Seller Disclosure Schedule (GAAP as modified by such principles, practices, methodologies and policies, collectively, the “Accounting Principles”)). The Estimated Closing Working Capital, the Estimated WC Adjustment Amount, the Estimated Closing Cash Amount and the Estimated Closing Indebtedness Amount shall be used to calculate the Estimated Closing Purchase Price to be paid by Buyer to Seller at the Closing.

(c) As promptly as reasonably possible and in any event within 90 days after the Closing Date, Buyer shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth the Closing Working Capital, the WC Adjustment Amount, the Closing Cash Amount and the Closing Indebtedness Amount, and, in each case, any difference from the estimates included in the Closing Statement. The Post-Closing Statement shall set forth in reasonable detail Buyer’s good faith calculations of such amounts in a manner consistent with the Sample Post-Closing Statement and shall be prepared in accordance with the Accounting Principles.

(d) Within 60 days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Buyer of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, however, that if Seller does not deliver any Dispute Notice to Buyer within such 60-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes (including the basis for such dispute) and (ii) the Seller’s proposal of the correct amount of such item. Any item in the Post-Closing Statement that is not disputed in the Dispute Notice shall be deemed to be final, conclusive and binding on the Parties. Upon receipt by Buyer of a Dispute Notice, Buyer and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Buyer and Seller fail to resolve any such dispute within 30 days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Buyer and Seller jointly shall engage a nationally recognized independent accounting firm selected jointly by Seller and Buyer (the “Independent Accounting Firm”) to resolve any such dispute; provided that, if Seller and Buyer are unable to agree on the Independent Accounting Firm, then each of Seller and Buyer shall select a nationally recognized independent accounting firm, and the two firms will mutually select a third nationally recognized independent accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than 15 days following the engagement of the Independent Accounting Firm, Buyer and Seller shall each prepare and submit a presentation detailing such Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm. Buyer and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than 20 days following such presentations, make a final determination, binding on the Parties, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Buyer, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to what was included in the Dispute Notice and whether any disputed determinations in the Dispute Notice of the Closing Working Capital, the WC Adjustment Amount, the Closing Cash Amount and the Closing Indebtedness Amount were properly calculated in accordance with the Accounting Principles and, if not, the amount of the appropriate adjustment. The Independent Accounting Firm shall not make any other determination and the Independent Accounting Firm’s decision shall be based solely on the presentations made by Seller and Buyer, and not any independent review, and made in strict accordance with the terms and conditions of this Agreement, without regard to principles of equity. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated to and borne by Seller, on the one hand, and Buyer, on the other hand, based on one minus the percentage that the Independent Accounting Firm’s determination (before such allocation) in favor of Seller or Buyer, as applicable, bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Independent Accounting Firm awards $600 in favor of Seller’s position, then 60% of the costs of its review would be borne by Buyer and 40% of the costs of its review would be borne by Seller. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the Parties. The Parties agree that any adjustment as determined pursuant to this Section 2.8(d) shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

(e) For purposes of complying with the terms set forth in this Section 2.8, each of Seller and Buyer shall reasonably cooperate with each other in good faith and make available as promptly as reasonably practicable following written request to each other and their respective representatives all information, records, data and working papers, in each case to the extent related to the Transferred Assets, Assumed Liabilities, the items set forth on the Sample Post-Closing Statement, the TMA Business or members of the Transferred Entity Group, and shall permit access during normal business hours and in a manner as to not cause disruption to operations in the ordinary course of business, upon reasonably advanced prior written request, to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(f) The “Final Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Cash Amount, plus (ii) the WC Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Indebtedness Amount, and minus (iv) the Additional Seller Premium Portion, and in the case of each of clauses (i), (ii) and (iii) above, as finally determined pursuant to Sections 2.8(c) and 2.8(d).

(g) If the Estimated Closing Purchase Price exceeds the Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Buyer by wire transfer of immediately available funds to an account or accounts designated in writing by Buyer to Seller; or if the Final Purchase Price exceeds the Estimated Closing Purchase Price, then Buyer shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Buyer. Any such payment is to be made within five Business Days of the date on which the Final Purchase Price is finally determined pursuant to this Section 2.8.

2.9 Withholding. Notwithstanding anything to the contrary in this Agreement, Buyer shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to the making of such payment pursuant to applicable Tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. Buyer shall provide notice of, and any Tax forms relating to, any deduction or withholding required with respect to amounts payable pursuant to this Agreement at least ten Business Days prior to the Closing Date, and Buyer agrees that no deduction or withholding shall be required except as described by such notice.

2.10 French Assets; French Liabilities.

(a) The Parties acknowledge that, under French labor Laws, Teradata France will, and Seller will cause Teradata France to, as soon as reasonably practicable after the date hereof, consult with and inform its competent works’ council (the “French Works’ Council” and such process of informing and consulting, the “Consultation Process”) with respect to the offer made by Buyer to acquire the Transferred Assets Related to the TMA Business as conducted by Teradata France (collectively, the “French Assets”) and to assume the Assumed Liabilities Related to the TMA Business as conducted by Teradata France (collectively, the “French Liabilities”). Accordingly, notwithstanding anything to the contrary contained in this Agreement, unless and until Teradata France has executed and delivered to Buyer a duly executed original of the Acceptance Notice pursuant to and in accordance with the French Offer Letter: (i) the provisions of this Article II (and only this Article II but excluding this Section 2.10) shall not be effective with respect to the French Assets; (ii) for the purpose of this Article II (and only this Article II but excluding this Section 2.10) the French Assets shall not be considered Transferred Assets; (iii) for the purpose of this Article II (and only this Article II but excluding this Section 2.10) the French Liabilities shall not be considered Assumed Liabilities; and (iv) the Base Purchase Price shall be reduced by the French Purchase Price.

(b) For the avoidance of doubt, the Parties hereby acknowledge and agree that, for the purpose of Section 5.4, the French Assets and French Liabilities shall be deemed to be included in the TMA Business and the Transferred Assets and Assumed Liabilities as of the date hereof.

(c) On the terms and conditions set forth in the Offer Letter attached as Exhibit E hereto (the “French Offer Letter”), for a purchase price equal to $208,000 (the “French Purchase Price”), Buyer has irrevocably offered to acquire the French Assets and assume the

French Liabilities subject to and in accordance with the terms of this Agreement. In the event that Teradata France delivers to Buyer, following completion of the Consultation Process, a duly executed original of the Acceptance Notice attached as Annex B to the French Offer Letter (the “Acceptance Notice”) pursuant to and in accordance with the French Offer Letter, (i) all the provisions of this Agreement (including any representations, warranties, indemnities or covenants contained herein) shall be effective with respect to the French Assets and the French Liabilities, (ii) the French Assets shall be included in the Transferred Assets and the French Liabilities shall be included in the Assumed Liabilities and the TMA Business shall include the French Assets and French Liabilities, and (iii) the Base Purchase Price shall no longer be reduced by the French Purchase Price (it being understood that the Base Purchase Price assumes delivery of the Acceptance Notice and therefore already includes the French Purchase Price). Notwithstanding Section 6.11(g), the Parties shall reasonably cooperate with one another (including by providing information) and with the French Works’ Council in connection with the Consultation Process.

(d) The Parties confirm, for the avoidance of doubt, that, notwithstanding any other provisions in this Agreement, the French Purchase Price shall not be subject to any adjustment under Section 2.8.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedule delivered to Buyer prior to the execution of this Agreement (the “Seller Disclosure Schedule”) (provided that disclosure in any section of the Seller Disclosure Schedule shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date (except for representations or warranties that are made as of a specific date, which are only made as of such date), as follows:

3.1 Organization and Qualification; Subsidiaries. Each of Seller and each of its Subsidiaries that is engaged in the TMA Business, including each member of the Transferred Entity Group, (i) is a corporation, limited liability company or other legal entity duly organized, validly existing and, to the extent applicable in the relevant jurisdiction, in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or other organizational power and authority to own, lease and operate the Transferred Assets and carry on the TMA Business as and in the places where it is currently being conducted and (iii) is qualified to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority is not material to the TMA Business, taken as a whole.

3.2 Capitalization of the Members of the Transferred Entity Group. The Transferred Entity Interests have been validly issued, are duly authorized and free and clear of all Liens, except for Permitted Liens, and were not issued in violation of any preemptive rights, rights of first refusal and first offer or similar rights. The Transferred Entity Interests are fully paid and there is no liability to pay any additional contributions on such equity interests.

Teradata Netherlands B.V., FlxOne B.V. and Teradata Israel Holdings Ltd. are (i) the sole legal owners of the Transferred Entity Interests as set out in Section 3.2 of the Seller Disclosure Schedule and (ii) entitled to (directly and indirectly) transfer the Transferred Entity interests as contemplated hereunder. Section 3.2 of the Seller Disclosure Schedule lists the authorized, issued and outstanding equity interests of the Transferred Entity Group and except for the Transferred Entity Interests, and any equity interests held by a member of the Transferred Entity Group, there are no shares of common stock, preferred stock or other equity interests of any member of the Transferred Entity Group reserved, issued or outstanding, and there are no preemptive, first refusal, first offer or other outstanding rights, subscriptions, options, warrants, phantom equity, stock appreciation rights, redemption rights, repurchase rights or agreements, voting trusts/proxies, shareholder or similar agreements, convertible, exercisable or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any member of the Transferred Entity Group or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any member of the Transferred Entity Group, and no securities evidencing such rights are authorized, issued or outstanding. No member of the Transferred Entity Group holds, directly or indirectly, the equity interests in any Person, except for equity interests in a member of the Transferred Entity Group. No member of the Transferred Entity Group has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the equityholders of such member of the Transferred Entity Group on any matter. True and correct copies of the organizational documents of each member of the Transferred Entity Group have been provided to Buyer. As of the date hereof and as of immediately prior to the Closing, no member of the Transferred Entity Group, directly or indirectly, engages in or conducts any business other than the TMA Business.

3.3 Authority Relative to the Transaction Documents. Seller has all necessary power and authority, and has taken all action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, in accordance with its terms. At the Closing, each of Seller and its applicable Subsidiaries will have all necessary power and authority, and will have taken all action necessary, to execute, deliver and perform the Ancillary Agreements and to consummate the transactions contemplated thereby, in accordance with their respective terms. This Agreement and, as of the Closing Date, the Ancillary Agreements, have been duly and validly executed and delivered by Seller and its Subsidiaries, as applicable, and, assuming the due authorization, execution and delivery thereof by Buyer and its Affiliates or Subsidiaries, as applicable, constitute valid, legal and binding agreements of Seller and its Subsidiaries, enforceable against Seller or its Subsidiaries, as applicable, in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether or not enforceability is considered in a proceeding at equity or in law) (collectively, the “Enforceability Exceptions”).

3.4 Consents and Approvals; No Violations.

(a) No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required (with or without notice or lapse of time, or both) on the part of Seller and its Subsidiaries, as applicable, for the execution, delivery and performance by Seller and its Subsidiaries, as applicable, of the Transaction Documents except (i) compliance with any applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 3.4 of the Seller Disclosure Schedule; (ii) compliance with any foreign, state or federal licenses or permits relating to the TMA Business listed on Section 3.4 of the Seller Disclosure Schedule; and (iii) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain is not material to the TMA Business.

(b) Assuming compliance with the items described in Section 3.4(a), neither the execution, delivery nor performance of the this Agreement and the Ancillary Agreements and the transactions contemplated thereby by Seller and its Subsidiaries, as applicable, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of Seller or its Subsidiaries, as applicable (including any member of the Transferred Entity Group), (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default, breach or violation (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, vesting, cancelation or acceleration) under or with respect to, any of the terms, conditions or provisions of any Material Contract, or (iii) violate or infringe any Law applicable to the TMA Business, the Transferred Assets or the Seller Group (including any member of the Transferred Entity Group), except in the case of each of the foregoing clauses (ii) and (iii), for breaches, violations or infringements that are not material to the TMA Business.

3.5 Financial Statements.

(a) Section 3.5(a) of the Seller Disclosure Schedule sets forth the following financial statements: (i) the unaudited statements of net assets of the TMA Business as of December 31, 2015 and 2014; (ii) the unaudited statements of operations of the TMA Business for each of the fiscal years ended December 31, 2015 and 2014; and (iii) the unaudited statements of cash flows of the TMA Business for each of the fiscal years ended December 31, 2015 and 2014 (the items referred to in the foregoing clauses (i) through (iii), with any notes thereto, being herein collectively referred to as the “Financial Statements”). The Financial Statements present fairly, in all material respects in accordance with the Accounting Principles, the financial condition of the TMA Business at the dates indicated therein and the combined results of operations of the TMA Business for the periods referred to therein. Notwithstanding Seller’s representations and warranties made in this Section 3.5(a), Buyer acknowledges that throughout the periods covered by the Financial Statements, the TMA Business has not operated as a separate stand-alone entity of Seller, and instead the TMA Business has been reported within Seller’s combined financial statements; stand-alone financial statements have not historically been prepared for the TMA Business; the Financial Statements have been prepared from Seller’s historical accounting records and are presented on a stand-alone basis; and the Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the TMA Business will be in the future.

(b) As of the date hereof, no member of the Transferred Entity Group (i) has any Guarantees or Indebtedness (other than deferred revenues) greater than $100,000 individually or (ii) is party to any “off-balance sheet arrangements” within the meaning of Item 303 of Regulation S-K of the Securities Exchange Act of 1934, as amended.

3.6 Absence of Certain Changes or Events; No Undisclosed Liabilities.

(a) Except as contemplated by this Agreement or in preparation for the separation of the TMA Business from Seller, since December 31, 2015 through the date of this Agreement, Seller has conducted the TMA Business in the ordinary course of business in all material respects and neither Seller nor its Subsidiaries have taken any action that would have required consent from Buyer pursuant to Section 5.4(b)(i), (ii), (iii), (iv), (viii), (ix), (x), (xiii), (xiv), (xv), (xvii), (xviii) or (xix) had such action been taken between the date hereof and Closing. Since December 31, 2015, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither Seller nor its Subsidiaries have any Liabilities arising out of or related to the TMA Business, other than (i) as and to the extent reflected on or reserved against in the most recent statement of net assets included in the Financial Statements or specifically disclosed in the notes thereto, (ii) Liabilities that will be discharged or paid off prior to or at the Closing, (iii) Excluded Liabilities, (iv) Liabilities that are performance obligations under a Contract entered into the ordinary course of business; (v) Liabilities arising under this Agreement or the other Transaction Documents, and (vi) Liabilities that (A) were incurred in the ordinary course of business since the date of the most recent statement of net assets included in the Financial Statements and (B) are not and would not reasonably be expected to be material to the TMA Business.

3.7 Litigation. There currently is no, and since January 1, 2013 there has not been, any Action pending, settled, or to the Knowledge of Seller, threatened, against (i) the Transferred Assets, (ii) the TMA Business or (iii) any member of the Transferred Entity Group, except as would not be material to the TMA Business. None of the Transferred Assets nor any member of the Transferred Entity Group is currently subject to any outstanding Order, writ, or injunction that is material to the TMA Business.

3.8 Compliance with Laws. Since January 1, 2013, Seller and its Subsidiaries have operated the TMA Business in all material respects in compliance with all Laws and Orders applicable to the TMA Business and the Transferred Assets. Each of Seller and its Subsidiaries are in compliance in all material respects with any settlement agreement or similar written agreement with respect to any Action or Order related to the TMA Business. Since January 1, 2013, neither Seller nor any of its Subsidiaries has received any written notice of or been charged with the violation of any Laws applicable to the TMA Business or the Transferred Assets, except for any such violation that is not material to the TMA Business. Since January 1, 2013, neither Seller nor its Subsidiaries has received any written notice from any Governmental Entity that such Governmental Entity intends to conduct any investigation with respect to the TMA Business or the Transferred Assets that is reasonably likely to be material to TMA business.

3.9 Permits. Seller and its Subsidiaries have all Permits which are required to own, lease and operate all properties and assets of the TMA Business (including the Transferred Assets), and otherwise operate the TMA Business, in each case as presently conducted in all material respects, and all such Permits are valid and in full force and effect, other than any failure to be valid and in full force and effect that is not material to the TMA Business. Section 3.9 of the Seller Disclosure Schedule sets forth a complete list of all material Permits of the TMA Business as of the date hereof. Neither Seller nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which such Person is a party, except for any such default and violation that are not material to the TMA Business. Since January 1, 2013, neither Seller nor any of its Subsidiaries has received any written notice of or been charged with the violation of any Permit applicable to the TMA Business or the Transferred Assets, except for any such violation that is not material to the TMA Business.

3.10 Labor Relations; Employees and Employee Benefit Plans.

(a) Section 3.10(a) of the Seller Disclosure Schedule identifies each material Seller Benefit Plan and each Transferred Benefit Plan, including each material Delayed Employee Transferred Benefit Plan, as of the date of this Agreement and separately identifies each material Transferred Benefit Plan and material Delayed Employee Transferred Benefit Plan. Seller has made available to Buyer correct and complete copies of each such material Seller Benefit Plan and each such Transferred Benefit Plan (or, to the extent that no such copy exists, an accurate written description thereof). In addition, with respect to each Transferred Benefit Plan and each International Pension Plan, Seller has made available to Buyer, to the extent applicable, (i) any related trust agreement or other funding instrument; (ii) the current summary plan description and any material modifications thereto, if any; and (iii) if applicable, the most recent (A) audited financial statements and (B) actuarial valuation reports.

(b) Section 3.10(b) of the Seller Disclosure Schedule identifies each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). Each Qualified Plan has received a favorable determination letter or opinion letter as to its qualification and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter or letters that would reasonably be expected to result in the revocation of such letter or adversely affect the qualified status of such Benefit Plan or the related trust.

(c) Each Transferred Benefit Plan and International Pension Plan has been operated in material compliance with its terms and applicable Law. Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to the TMA Business, all (i) contributions, premiums and expenses required to be made by Law or by the terms of a Transferred Benefit Plan or International Pension Plan or any agreement relating thereto have been timely made or are accrued in accordance with the Accounting Principles, (ii) premiums due or payable with respect to insurance policies funding any Transferred Benefit Plan or International Pension Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, accrued in accordance with the Accounting Principles, and (iii) with respect to each Benefit Plan in which the assets of such Benefit Plan does not equal or exceed the Liabilities of such Benefit Plan, including any accrued vacation, sick leave, personal time or pension benefits, the Liability with respect to such Benefit Plan is accrued in accordance with the Accounting Principles. Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to the TMA Business, the records and accounts in respect of any Transferred Benefit Plan have been kept in accordance with applicable Law.

(d) No Seller Benefit Plan or Transferred Benefit Plan is subject to Title IV of ERISA, Section 412 of the Code, a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of Buyer or any of its Subsidiaries following the Closing.

(e) No Benefit Plan provides for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other similar Laws and at no expense to Seller or its Subsidiaries or any successor sponsor of such Benefit Plan.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other events) will (i) result in any material payment becoming due to any TMA Business Service Provider, (ii) increase any benefits otherwise payable by the TMA Business to any TMA Business Service Provider, (iii) result in the acceleration of the time of payment or vesting of any benefits or payments to any TMA Business Service Provider or the funding of any Transferred Benefit Plan, or (iv) reasonably be expected to result in any payment or benefit characterized as an “excess parachute payment” (as defined in Section 280G of the Code) being received by any TMA Business Service Provider who is a “disqualified individual” (as defined in proposed Treasury Regulation Section 1.280G-1).

(g) With respect to the TMA Business Employees primarily employed in the United States, Seller is not a party to any collective bargaining agreement with a labor organization certified by the National Labor Relations Board. Schedule 3.10(g) of the Seller Disclosure Schedule contains a complete and accurate list of any collective bargaining agreements, works council agreements or similar labor agreement with respect to any International TMA Business Employees, correct and complete copies of which have been made available to Buyer. Since January 1, 2013, (i) there have been no, and to the Knowledge of Seller there are no threatened, strikes, lockouts or other similar labor activities involving TMA Business Service Providers; and (ii) no labor organization or group of TMA Business Service Providers has made a pending demand for recognition or certification involving TMA Business Service Providers, and there are and have been no representation or certification proceedings or petitions seeking a representation proceeding, with the National Labor Relations Board or any other labor relations tribunal or authority involving TMA Business Service Providers. With respect to TMA Business Service Providers, Seller and its Affiliates and Subsidiaries are in

compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, social security contributions, tax withholdings and occupational safety and health and worker classification.

(h) Seller has made available to Buyer a complete and accurate roster of all the TMA Business Employees and TMA Business Consultants as of the date hereof and has shown as of the date hereof each TMA Business Employee and TMA Business Consultant (i) his or her position, (ii) location of employment, (iii) base pay or base salary, (iv) annual and long-term incentive compensation opportunities, including equity-based compensation, with respect to 2016 and actual payment amounts with respect to 2015 and 2014, (v) service recognized by Seller or its Affiliates for purposes of the Benefit Plans (including service with predecessor employers, if applicable, and any prior unbridged service with Seller or its Affiliates), (vi) entitlement for vacation, sick leave and personal time (but, for clarity, not accrued vacation information), and (vii) whether the TMA Business Employee is a Transferred Entity Group Employee (together, the “Employee Roster”). With respect to the TMA Business Consultants, to the Knowledge of Seller, no sham-self-employment exists.

(i) All International Pension Plans and Transferred Benefit Plans (i) have been maintained in all material respects in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Except as has not and would not be reasonably be expected to result in, individually or in the aggregate, a material Liability to the TMA Business, there have been no shortfalls in pension payments by any of the pension providers of the International Pension Plans in the last five years.

(j) Except with respect to a Transferred Benefit Plan, no TMA Business Service Provider who is not a TMA Business Employee or TMA Business Consultant is entitled to, or eligible for, compensation or benefits that would be a Liability of the Buyer or its Affiliates, including the TMA Business, after the Closing. No Person participates in or is eligible to participate in or receive benefits under any Transferred Benefit Plan other than TMA Business Service Providers and their beneficiaries.

(k) Section 3.10(k) of the Seller Disclosure Schedule sets forth the countries where there are Works Council Processes that must be completed prior to the transfer of employment of an International TMA Business Employee to Buyer or its Affiliates.

(l) Seller and its Subsidiaries do not have any captive insurance program or self-funded health care plan and are not members of any risk retention group (as defined in the Federal Liability Risk Retention Act of 1986, as amended) with respect to the TMA Business, except for self-funded health care plans related to medical, prescription, dental and short-term disability Seller Benefit Plans.

3.11 Property. There is no real property owned by Seller or its Subsidiaries that is Related to the TMA Business, and the members of the Transferred Entity Group do not own any real property. Section 3.11 of the Seller Disclosure Schedule sets forth a true, correct, and complete list, as of the date hereof, of all of the leased, subleased and licensed real property that is used in the operation of the TMA Business (the “Leased Real Property”). As of the date of this Agreement, all leases, subleases, licenses, or occupancy agreements for the Leased Real Property Related to the TMA Business and under which Seller or its applicable Subsidiary is a lessee, sublessee, licensee, or occupant (the “Real Property Leases”) are (a) held under valid leasehold interest, free and clear of all Liens, except for Permitted Liens, and (b) are all in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Seller, threatened (in writing), that is reasonably likely to interfere with the use by Seller or its applicable Subsidiary of any of the Real Property Leases in any material respects, and, since January 1, 2013, Seller has neither delivered nor received any written notice of any material default under any of the Real Property Leases that has not been cured. No third party has any rights to occupy or otherwise use in any material respect any portion of the Leased Real Property subject to the Real Property Leases. Seller has delivered to Buyer true, correct and complete copies of all Real Property Leases, including any amendments or modifications thereto, pursuant to which each Leased Real Property is leased, subleased, licensed or otherwise occupied by Seller or any of its Subsidiaries in the conduct of the TMA Business (or, if oral, written summaries thereof).

3.12 Taxes.

(a) All Tax Returns required to be filed by or with respect to any member of the Transferred Entity Group, the Transferred Assets or the TMA Business have been timely filed and all such Tax Returns are true, complete and correct. All Taxes owed by or with respect to any member of the Transferred Entity Group, the Transferred Assets or the TMA Business have been timely paid to the appropriate Tax Authority.

(b) No deficiency with respect to Taxes, audit, adjustment or other change in the computation of Tax or any item of income, gain, loss deduction or credit with respect to any member of the Transferred Entity Group, the Transferred Assets or the TMA Business has been proposed, threatened or assessed and no requests for waivers of the time to assess any such Taxes are pending.

(c) All Taxes required to be withheld by or with respect to any member of the Transferred Entity Group, the Transferred Assets or the TMA Business have been timely withheld and paid over to the appropriate Tax Authority.

(d) Within the past two years, no member of the Transferred Entity Group has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) No member of the Transferred Entity Group has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4.

(f) There are no Liens for Taxes on any of the Transferred Assets except for Permitted Liens.

(g) There are no Tax audits or other administrative or judicial proceedings with regard to any Taxes or Tax Returns of or with respect to any member of the Transferred Entity Group, the Transferred Assets or otherwise with respect to the TMA Business.

(h) No agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes has been executed or filed by or with respect to any member of the Transferred Entity Group.

(i) No member of the Transferred Entity Group will be required to include any item of income or gain in, or be required to exclude any item of deduction or loss from, any Post-Closing Period (or portion thereof) as a result of any: (i) change in method of accounting for a Pre-Closing Period under Code Section 481(a) (or any corresponding or similar provision of U.S. state, local, or non-U.S. Tax Law), (ii) ”closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(j) No claim has been made in writing or, to the Knowledge of Seller, threatened against any member of the Transferred Entity Group by a Tax Authority in a jurisdiction where such member does not file Tax Returns that such member is or may be subject to Tax in such jurisdiction.

(k) Since the date of its formation, each Transferred Entity has been classified as a disregarded entity for U.S. federal tax purposes.

3.13 Environmental Matters.

(a) Each member of the Transferred Entity Group, Seller and the members of the Seller Group (with respect to their operation of the TMA Business) and the facilities and operations on the Leased Real Properties are in compliance in all material respects with applicable Environmental Laws.

(b) Each member of the Transferred Entity Group and the operation of the TMA Business are in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under applicable Environmental Laws and necessary to operate, in all material respects, the TMA Business (the “Environmental Permits”).

(c) The members of the Transferred Entity Group, and Seller and the members of the Seller Group, are not subject to any pending, or to the Knowledge of Seller, threatened claim alleging (x) that any member of the Transferred Entity Group or the TMA Business is in violation of any Environmental Law or any Environmental Permit, (y) that any member of the Transferred Entity Group or the TMA Business has any material liability under any Environmental Law, or (z) material injury to the environment, any Person (including wrongful death) or property (real or personal) in connection with Hazardous Materials.

(d) There are no pending or, to the Knowledge of Seller, threatened investigations of the TMA Business, any member of the Transferred Entity Group or any currently or previously owned or leased real property related to the TMA Business under Environmental Laws, which would reasonably be expected to result in a member of Transferred Entity Group or the TMA Business incurring any material Liability pursuant to any Environmental Law or Environmental Permit.

(e) To the Knowledge of Seller, there has been no Release and there is no threatened Release at, in, on, under or migrating from (x) any Leased Real Property or any previously owned or leased real property of a member of the Transferred Entity Group, or (y) any facility that has received Hazardous Materials generated by the Transferred Entity Group or the TMA Business, which in either case could reasonably be expected to result in the Transferred Entity Group or the TMA Business incurring any material Liability pursuant to any Environmental Law or Environmental Permit.

(f) The Transferred Entity Group, Seller and the members of the Seller Group have made available to Buyer complete and true copies of any and all material environmental reports, studies, investigations, regulatory compliance assessments, audits and correspondence in Seller’s or its Subsidiaries’ possession or control with respect to a member of a Transferred Entity Group, the TMA Business and the Leased Real Properties.

(g) The Parties understand and agree that no representation or warranty is made by Seller in this Agreement in respect of environmental matters, other than the representations and warranties set forth in this Section 3.13.

3.14 Material Contracts.

(a) Section 3.14 of the Seller Disclosure Schedule includes, as of the date of this Agreement, all of the following Contracts to which Seller or any of its Subsidiaries is a party (other than purchase orders and invoices) or is bound that are Related to the TMA Business and are in effect on the date hereof (the “Material Contracts”):

(i) any Shared Contract with a customer or supplier under which the TMA Business received at least $200,000 in annual recurring revenues in fiscal year 2015 or paid at least $200,000 in fiscal year 2015;

(ii) any lease for Tangible Personal Property under which the TMA Business paid at least $100,000 in fiscal year 2015;

(iii) any Related Contract relating to any outstanding commitment to pay capital expenditures, with respect to the TMA Business, in excess of $100,000 individually or $250,000 in the aggregate;

(iv) any Related Contract relating to any interest rate, currency or commodity derivatives or hedging transaction with respect to the TMA Business;

(v) any Related Contract that requires the Seller Group or Transferred Entity Group to, with respect to the TMA Business, purchase its total requirements of a material good or service from another Person, or any Related Contract pursuant to which the Seller Group or Transferred Entity Group granted or is the beneficiary of material rights of exclusivity or “most favored nation” status with respect to the TMA Business;

(vi) any Related Contract (including licenses pursuant to which Intellectual Property is licensed to the TMA Business) with a Material Supplier;

(vii) any Related Contract with either (A) a top 100 customer, based on annual recurring revenues in fiscal year 2015, of the Marketing Execution business of the TMA Business or (B) a top 100 customer, based on annual recurring revenues in fiscal year 2015, of the Marketing Operations business of the TMA Business;

(viii) any distributor, reseller, partnership, joint venture or similar Contract with any third party that required payments by the TMA Business or the Transferred Entity Group in an aggregate amount in excess of $100,000 in fiscal year 2015 or requires sharing of profits or losses of the TMA Business with any third party (but, for the avoidance of doubt, the foregoing does not include revenue sharing);

(ix) any Related Contract that contains any covenant or provision related to the TMA Business that prohibits or restricts the Seller Group or Transferred Entity Group party from competing or engaging in any line or type of business;

(x) any Related Contract providing for or securing Indebtedness of the TMA Business in an amount in excess of $100,000 outstanding, other than any Indebtedness that will be settled or otherwise eliminated at or prior to the Closing;

(xi) any Contract pursuant to which Seller or any of its Subsidiaries obtains or grants (other than in the ordinary course of business) any licenses or other rights with respect to Transferred IP owned by Seller or any of its Subsidiaries or with respect to material Intellectual Property used in the conduct of the TMA Business (other than licenses for commercially available software involving aggregate annual payments of less than $25,000);

(xii) other than Contracts for purchases and sales of goods and services entered into in the ordinary course of business, any Contracts for the sale, assignment, transfer or other disposition (in a single transaction or a series of related transactions) of any Person, business or assets with a value in excess of $150,000, in each case, related to the TMA Business and under which the TMA Business or the Transferred Entity Group has any continuing liability;

(xiii) any (A) power of attorney or other similar Contract or (B) grant of agency by Seller or any of its Affiliates or Subsidiaries, which, in each case of the foregoing clauses (A) and (B), (1) was entered into outside the ordinary course of business and (2) is Related to the TMA Business;

(xiv) any Real Property Lease;

(xv) any collective bargaining Contract or other Contract with any labor union or other employee representative of any TMA Business Employees; and

(xvi) any Contract that grants to any Person a right of first refusal or right of first offer on the sale of any part of the TMA Business or any material assets, properties or business of any member of the Transferred Entity Group.

(b) As of the date of this Agreement, (i) each Material Contract is a legal, valid and binding obligation of Seller or its Subsidiaries and, to the Knowledge of Seller, each counterparty thereto, and is in full force and effect, (ii) to the Knowledge of Seller, neither Seller nor its Subsidiaries has received written notice in the 12-month period immediately preceding the date of this Agreement that it is in breach of or default under any Material Contract to which it is a party, and (iii) to the Knowledge of Seller, no event has occurred (whether with notice or lapse of time or both) that would constitute a breach or default under any Material Contract or would result in termination, modification, acceleration or vesting of any rights or obligations or loss of benefits under any Material Contract.

(c) Section 3.14(c) of the Seller Disclosure Schedule sets forth a list of TMA Contracts under which, in the aggregate, the TMA Business generates at least 90% of its revenues from active customers of the TMA Business as of the date hereof; provided, that certain Contracts listed in Section 3.14(c) of the Seller Disclosure Schedule may be Shared Contracts.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Seller Disclosure Schedule sets forth a list of all applications and registrations of Transferred IP that are owned or used by Seller or its Subsidiaries in the TMA Business (collectively the “Registered TMA Intellectual Property”). The Registered TMA Intellectual Property is subsisting, in force and valid, or to the extent that such items are applications, are to the Knowledge of Seller, pending without challenge (other than office actions that may be pending before the United States Patent and Trademark Office or its foreign equivalents). No final due dates for filings or payments concerning the Intellectual Property listed on Section 3.15(a) of the Seller Disclosure Schedule (including office action responses, affidavits of use, affidavits of continuing use, renewals, requests for extension of time, maintenance fees, application fees and foreign convention priority filings) fall due within 90 days of the Closing Date, whether or not such due dates are extendable, and, as of the date hereof, no such payments are past due. All documentation necessary to establish the applicable member of the Seller Group as the record owner of the Intellectual Property listed on Section 3.15(a) of the Seller Disclosure Schedule that is owned by it, other than domain names, has been recorded in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable, or other similar Governmental Entities throughout the world where the TMA Business is currently conducted, as applicable.

(b) The members of the Seller Group own, free and clear of all Liens except for Permitted Liens, or are licensed or otherwise possess valid rights to use, the Registered TMA Intellectual Property. The conduct of the TMA Business, including with respect to any of the Transferred Assets, as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, in any material respect. There are no pending or, to the Knowledge of Seller, threatened claims with respect to the Registered TMA Intellectual Property. Seller has not received, since January 1, 2013, any written charge, complaint, claim, demand or notice alleging any infringement or misappropriation of any third party Intellectual

Property in the conduct of the TMA Business. To the Knowledge of Seller, no third party is currently infringing or misappropriating any Intellectual Property Related to the TMA Business, including any Intellectual Property that is a Transferred Asset, in any material respect. Seller has not asserted against a third party, since January 1, 2013, any written charge, complaint, claim, demand or notice alleging any infringement or misappropriation, in any material respect, of any Intellectual Property Related to the TMA Business, including any Intellectual Property that is a Transferred Asset.

(c) Seller or any of its Subsidiaries has not entered into any Contract that grants any license, sublicense or other rights to any third party with respect to any Intellectual Property Related to the TMA Business owned by Seller or any of its Subsidiaries, except for non-exclusive licenses or sublicenses granted in the ordinary course of business or as would not be material to the TMA Business.

(d) Seller has obtained from each employee and independent contractor of Seller or any of its Subsidiaries who is or was involved in the development of material Intellectual Property Related to the TMA Business one or more agreements with provisions relating to the protection of Seller’s or any of its Subsidiaries’ confidential information Related to the TMA Business and the exclusive ownership by Seller or its Subsidiaries of all such Intellectual Property developed within the scope of the individual’s employment or independent contractor relationship with Seller or any of its Subsidiaries, except, in each case, where the failure to obtain such an agreement or provision is not material to the TMA Business. No such employee or independent contractor has asserted or threatened a claim against Seller or any of its Subsidiaries with respect to any such Intellectual Property, and, to the Knowledge of Seller, no such employee or independent contractor has a valid claim against Seller or its Subsidiaries with respect to any such Intellectual Property.

(e) Seller or a Subsidiary of Seller owns, or has rights pursuant to a license to use, all Intellectual Property that is Related to the TMA Business in all material respects, including any Intellectual Property that is a Transferred Asset. To the Knowledge of Seller, no third party has a valid claim against Seller or its Subsidiaries with respect to their use of any such Intellectual Property in the TMA Business. Seller has not entered into any agreements that prevents Seller or its Subsidiaries from transferring the Transferred IP to Buyer.

(f) No moral rights or rights of a similar nature have been asserted or, to the Knowledge of Seller, threatened which would impair, restrict or limit the use of Intellectual Property that is Related to the TMA Business, including any Intellectual Property that is a Transferred Asset, except as would not be material to the TMA Business.

(g) Seller has taken commercially reasonable measures to protect the secrecy and confidentiality of all information Related to the TMA Business that it considers to be a material trade secret or that is otherwise material non-public proprietary information of the TMA Business, and to the Knowledge of Seller, no material unauthorized disclosure of any such information has been made.

(h) Seller has not disclosed to any third party any source code for any Software that is a Transferred Asset and is owned by Seller or any of its Subsidiaries, including any such MO Software or ME Software, and has not entered into any Contract that expressly obligates Seller or any of its Subsidiaries to disclose any such source code to a third party (including upon the occurrence of an event or satisfaction of a condition); provided, however, that Buyer acknowledges that (A) Seller and its Subsidiaries have entered into reasonable and customary source code escrow agreements with customers of Seller and its Subsidiaries in the ordinary course of business containing escrow release conditions providing for release of the applicable source code only upon the bankruptcy or insolvency of Seller or its Subsidiaries, or the failure of Seller or its Subsidiaries to adequately maintain the applicable Software, and in the event of such release, source code license terms that upon release from escrow require the applicable customer to use the applicable source code internally only, and (B) Seller and its Subsidiaries have licensed in the ordinary course of business Software that contains immaterial amounts of code that may be considered source code. With respect to the TMA Business, no Software owned by Seller or any of its Subsidiaries or distributed by Seller or any of its Subsidiaries as a part of any goods or services of the TMA Business to any third party has been or is being distributed, in whole or in part, linked with, provided to any Person as a service, provided via a network as a service or application, or otherwise made available with, or was used, or is being used, in each case by Seller or any of its Subsidiaries, in conjunction with any Public Software in a manner which would require that, pursuant to the terms of the corresponding Public Software license, such Software owned by Seller or any of its Subsidiaries (excluding the original Public Software) or modification thereto be disclosed or distributed in source code form, made available at no charge or otherwise licensed to third parties. With respect to the TMA Business, Seller and its Subsidiaries have not authorized any third party to distribute, in whole or in part, link with, provide, and to the Knowledge of Seller no third party has distributed, in whole or in part, has linked with or has provided, to any Person as a service, via a network as a service or application, or otherwise has made available with or has used Software owned by Seller and its Subsidiaries or distributed by Seller and its Subsidiaries as part of any goods or services of the TMA Business in conjunction with any Public Software in a manner which would require that, pursuant to the terms of the corresponding Public Software license, Software owned by Seller and its Subsidiaries (excluding the original Public Software) or modification thereto be disclosed or distributed in source code form, made available at no charge or otherwise licensed to third parties. Seller has complied in all material respects with all notice, attribution and other requirements of each license applicable to any Public Software that has been used by Seller or any of its Subsidiaries in the development of or incorporated into, combined with, linked with, distributed with, provided to any Person as a service, provided via a network as a service or application, or otherwise made available with, any Software owned by Seller or any of its Subsidiaries or distributed as a part of any goods or services of the TMA Business.

3.16 Intercompany Arrangements. Except for (a) the Ancillary Agreements, (b) any arrangements, understandings or Contracts that are neither material in amount or potential Liability, (c) any arrangements, understandings or Contracts that will be terminated on or prior to the Closing Date and (d) any arrangements, understandings or Contracts to provide the Seller Services, there are no arrangements, understandings and Contracts (in each case, other than any Benefit Plan or employment agreement) between or among the members of the Transferred Entity Group, on the one hand, and any member of the Seller Group, on the other hand (the “Intercompany Arrangements”).

3.17 Brokers. Except for the Persons set forth on Section 3.17 of the Seller Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

3.18 Sufficiency of and Title to Assets.

(a) At the Closing, (i) taking into account all of the Ancillary Agreements, (ii) assuming all necessary consents (including all such consents required for the provision of the Seller Services) have been obtained, and (iii) subject to Sections 5.5 and 5.6, Buyer, its Affiliates or Subsidiaries, and the members of the Transferred Entity Group will own or have the right to use all of the assets or obtain services (on the terms and subject to the conditions of the Contracts or Ancillary Agreements governing the provision of such services) necessary to conduct in all material respects, on a stand-alone basis, the TMA Business as conducted as of the date of this Agreement; provided, however, that this Section 3.18 shall not be deemed to be breached as a result of any action that Seller or any of its Subsidiaries is permitted to take pursuant to Buyer’s express consent pursuant to Section 5.4.

(b) The Seller Group has, or at the Closing will have, good and valid title to, or a valid leasehold interest in, all of the Transferred Assets, free and clear of all Liens except for Permitted Liens. Subject to Sections 5.5 and 5.6, at the Closing, the Seller Group will convey to Buyer and/or its designated Affiliates or Subsidiaries good and valid title to, or a valid leasehold interest in, the Transferred Assets (free and clear of any Liens other than Permitted Liens).

3.19 Accounts Receivable and Accounts Payable.

(a) All Accounts Receivable arise from bona fide transactions entered into by Seller or its Subsidiaries involving the sales of goods or the rendering of services in the ordinary course of business and, as of the date hereof and to the Knowledge of Seller, represent valid and enforceable claims and are collectible in accordance with their terms, except to the extent of any reserve for Accounts Receivable reflected in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8. As of the date hereof, no third party has asserted in writing a contest, claim, defense or right of setoff, and to the Knowledge of Seller no such assertion has been threatened, in each case, other than returns, claims and counterclaims arising in the ordinary course of business.

(b) All Accounts Payable owed by Seller and its Subsidiaries with respect to the TMA Business arose in bona fide arm’s length transactions and, as of the date hereof, no more than $500,000 in Accounts Payable is delinquent more than 45 days in its payment.

3.20 Customers and Suppliers. Section 3.20 of the Seller Disclosure Schedule sets forth a true and complete list of: (i)(a) the 75 largest customers of the TMA Business related to Market Operations and (b) the 50 largest customers of the TMA Business related to Market Execution, in each case based on total revenues received by Seller and its Subsidiaries on an aggregate basis from such customer for the 24-month period ended December 31, 2015 (each, a “Material Customer”); and (ii) the 25 largest suppliers of the TMA Business (based on the total amount purchased in connection with the TMA Business from such supplier by Seller and its Subsidiaries on an aggregate basis during the 24-month period ended December 31, 2015) (each, a “Material Supplier”). During the six-month period ending on the date hereof, neither Seller nor any of its Subsidiaries has received any written (or to the Knowledge of Seller, oral) notice from any Material Customer or Material Supplier stating that such customer or supplier will cease its purchase or supply of products or services to or from any of Seller or its Subsidiaries or will materially reduce the purchase or supply of products or services to or from any of Seller or its Subsidiaries (other than purchase and supply reductions in the ordinary course of business). During the six-month period ending on the date hereof, neither Seller nor any of its Subsidiaries has received any formal written notice from any Material Customer or Material Supplier stating that such customer or supplier does not intend to provide any Third-Party Consent or consent to the split or bifurcation of any Shared Contract in connection with the Transaction.

3.21 Tangible Personal Property. Subject to Tangible Personal Property reserves established in the most recent statement of net assets included in the Financial Statements, all Tangible Personal Property is in a state of good maintenance and repair (ordinary wear and tear excepted) and is in sufficient working condition for its current utilization, in each case, in all material respects. All Tangible Personal Property owned by Seller and its Subsidiaries is owned free and clear of all material Liens other than Permitted Liens.

3.22 Export Control. As it relates to the TMA Business, Seller and each of its Subsidiaries has, since January 1, 2013, conducted in all material respects its export, re-export and import transactions in accordance with (a) all applicable U.S. export and re-export control and import Laws, regulations and ordinances of foreign, federal, state and local governments and all agencies thereof, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State, and (b) all other applicable foreign import/export/sanctions control Laws, regulations and ordinances in other countries in which Seller and its Subsidiaries conduct the TMA Business. Without limiting the foregoing, with respect to the TMA Business (i) each of Seller and its Subsidiaries have obtained all material export and import licenses, license exceptions, registrations, and other material consents, notices, waivers, approvals, orders, authorizations, declarations and filings with any Governmental Entity required for the export, import and re-export of products, services, software and technologies and releases of technologies and software from or to the United States and/or other countries in which Seller and its Subsidiaries conduct the TMA Business (“Export Approvals”); (ii) each of Seller and its Subsidiaries is in compliance with the terms of all applicable Export Approvals in all material respects; (iii) there are no pending or, to the Knowledge of Seller, threatened material claims against Seller or any of its Subsidiaries with respect to such Export Approvals or export or re-export transactions or import transactions with respect to the Seller and its Subsidiaries; (iv) no export licenses for the transfer of Export Approvals to Buyer are required, or if required or if certain Export Approvals are not transferable and require Buyer to newly apply for an equivalent (“Substitute Export Approval”), such export licenses or Substitute Export Approvals can be obtained expeditiously without material cost; and (v) Section 3.22 of the Seller Disclosure Schedule sets forth the true, correct and complete export control classifications and HTS numbers (and equivalent numbers used in the countries in which Seller and its Subsidiaries conduct the TMA Business) applicable to Seller and its Subsidiaries with respect to the TMA Business.

3.23 Business Practices. Seller and its Subsidiaries conduct the TMA Business and, to the extent any non-compliance in the past may still be relevant as of today or in the future, since January 1, 2012, have conducted the TMA Businesses in compliance in all material respects with the legal requirements under the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any similar Laws or regulations in any other jurisdiction, to the extent applicable to the TMA Business from time to time. Neither Seller and its Subsidiaries nor any TMA Business Employee or former TMA Business Employee or other Person acting on behalf of Seller or any of its Subsidiaries, has, since January 1, 2012, directly or indirectly, done any of the following on behalf of Seller or any of its Subsidiaries with respect to the TMA Business:

(a) used any funds for unlawful contributions, bribes, kickbacks, gifts, entertainment or other unlawful expenses relating to political activity;

(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of Seller or any of its Subsidiaries;

(c) established or maintained any unlawful fund of monies or other assets of Seller or any of its Subsidiaries;

(d) made any unlawful contributions or payments, bribes, kickbacks, gifts, entertainment or other unlawful expenses of a similar or comparable nature to any Person whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained; or

(e) violated any provision of any applicable Law relating to export or arms control, sanctions or other trade restrictions.

3.24 Insurance Policies. Section 3.24 of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies maintained by Seller and its Subsidiaries related to the TMA Business, the Transferred Assets or the Assumed Liabilities, or with respect to which a Transferred Entity is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid. Seller and its Subsidiaries are in compliance with the terms and provisions of the Insurance Policies in all material respects. Since January 1, 2013, neither Seller nor any of its Subsidiaries has received a written notice of cancellation, modification or termination of any Insurance Policy, other than in connection with normal renewals of any such Insurance Policies. The limits of the Insurance Policies have not been materially eroded, there are no gaps in historical limits, and the aggregate limits have not been exhausted by payment of claims. All claims of Seller and its Subsidiaries for which insurance coverage would have been available under the Insurance Policies have been properly tendered to the appropriate insurance provider. There is no material claim related to the TMA Business that is pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policy.

3.25 ME/MO Applications. As of the date hereof, Sections 1.1(e) and 1.1(f) of the Seller Disclosure Schedule set forth all of the software applications that are primarily related to or primarily used or held for use in connection with Marketing Execution and Marketing Operations, respectively, except for any inaccuracies that would not be material to the TMA Business.

3.26 Related Party Transactions. Except for any arrangements, understandings or Contracts that are neither material in amount or potential Liability, there are no arrangements, understandings or Contracts (in each case, other than any Benefit Plan or employment agreement) not on arm’s length terms between or among the members of the Transferred Entity Group, on the one hand, and any director, officer or employee (or to the Knowledge of Seller, their immediately family) of any member of the Seller Group or the Transferred Entity Group, on the other hand. No director, officer or employee of any member of the Seller Group or Transferred Entity Group, or to the Knowledge of Seller, any member of any such officer’s, director’s or employee’s immediate family, or any entity in which any such Person owns any controlling interest, is party to any Contract (other than any Benefit Plan or employment agreement) not on arm’s length terms that is a Transferred Asset or Assumed Liability.

3.27 Privacy; IT Systems.

(a) Since January 1, 2013, Seller has, with respect to the TMA Business, (i) complied in all material respects with all applicable Laws and its applicable internal and public privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information or confidential customer data, (ii) not received a written complaint alleging non-compliance with the foregoing regarding the collection, use or disclosure of personally identifiable information or confidential customer data, and (iii) not experienced a material data breach involving a third party obtaining unauthorized access to any such personally identified information or confidential customer data from Seller or its systems.

(b) The IT Systems of Seller and its Subsidiaries are adequate in all material respects for the operation of the TMA Business as currently conducted. Since January 1, 2013, Seller has, with respect to the TMA Business, taken commercially reasonable steps to provide for the back-up and recovery of material data and implemented commercially reasonable disaster recovery plans, procedures and facilities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the disclosure schedule delivered to Seller prior to the execution of this Agreement (the “Buyer Disclosure Schedule”) (provided that disclosure in any section of the Buyer Disclosure Schedule shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date (except for representations or warranties that are made as of a specific date, which are only made as of such date), as follows:

4.1 Organization and Qualification; Subsidiaries. Buyer: (i) is duly organized, validly existing and in good standing under the Laws of the Cayman Islands, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and (iii) is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority that have not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

4.2 Authority Relative to the Transaction Documents. Buyer has all necessary power and authority, and has taken all action necessary, to execute, deliver and perform the Transaction Documents and to consummate the transactions contemplated by the Transaction Documents in accordance with their respective terms. The Transaction Documents and the transactions contemplated thereby have been duly and validly executed and delivered by Buyer and its Affiliates or Subsidiaries that are parties thereto, and, assuming the due authorization, execution and delivery of the Transaction Documents by Seller and its Subsidiaries, as applicable, constitutes a valid, legal and binding agreement of Buyer and such Affiliates or Subsidiaries of Buyer, as applicable, enforceable against Buyer and its Affiliates or Subsidiaries, as applicable, in accordance with their respective terms, subject to the Enforceability Exceptions.

4.3 Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required (with or without notice or lapse of time, or both) on the part of Buyer and its Affiliates or Subsidiaries, for the execution, delivery and performance by Buyer and its Affiliates or Subsidiaries, as applicable, of the Transaction Documents or the consummation of the transactions contemplated thereby, except compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 3.4 of the Seller Disclosure Schedule. Assuming compliance with the items described in the preceding sentence, and except as would not impair in any material respect the ability of Seller or Buyer, as the case may be, to perform their respective obligations under the Transaction Documents or prevent or materially delay the consummation of the Sale, neither the execution, delivery and performance of the Transaction Documents by Buyer and its Affiliates or Subsidiaries, as applicable, nor the consummation by Buyer and its Affiliates or Subsidiaries, as applicable, of the transactions contemplated by the Transaction Documents will (a) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of Buyer or any of its Affiliates or Subsidiaries, (b) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default, breach or violation (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, vesting, cancelation or acceleration) under or with respect to, any of the terms, conditions or provisions of any Contract to which Buyer or any of its Affiliates or Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (c) violate or infringe any Law applicable to Buyer or any of its Affiliates or Subsidiaries or any of their respective properties or assets, except in the case of each of the foregoing clauses (b) and (c), for breaches, violations and infringements that have not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

4.4 Financing.

(a) Buyer has received and accepted an executed equity commitment letter dated as of the date hereof (the “Equity Commitment Letter”) from Marlin Equity IV, L.P. (the “Sponsor”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to invest in Buyer the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that Seller is a third-party beneficiary thereof and is entitled to enforce such agreement.

(b) Buyer has delivered to Seller a true, complete and correct copy of the executed Equity Commitment Letter, attached hereto as Exhibit G (including, the exhibits and annexes thereto).

(c) Except as set forth in the Equity Commitment Letter or this Agreement, there are no conditions precedent to the obligations of the Sponsor to provide the Equity Financing or any contingencies that would permit the Sponsor to reduce the total amount of the Equity Financing. Other than the Equity Commitment Letter, there are no agreements, arrangements or Contracts relating to the funding or investing of the full amount of, or that would reasonably be expected to impede the funding of, the Equity Financing.

(d) The Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Buyer with cash proceeds on the Closing Date in an amount sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, including the payment of the Estimated Closing Purchase Price, and to pay related fees and expenses.

(e) The Equity Commitment Letter is valid, binding and enforceable in accordance with its terms (subject to the Enforceability Exceptions), and is in full force and effect, and, as of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Buyer under the terms and conditions of the Equity Commitment Letter. As of the date of this Agreement, the Equity Commitment Letter has not been amended, restated or otherwise modified or waived, and the commitments contained in the Equity Commitment Letter have not been withdrawn, modified or rescinded. Buyer has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement.

(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Equity Financing) by Buyer or any of its Affiliates or any other financing or other transactions be a condition to any of Buyer’s obligations hereunder.

(g) Other than the Equity Financing, Buyer and its Affiliates are not obtaining any other financing in connection with the consummation of the Sale and their acquisition or ownership of the TMA Business.

4.5 Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Buyer, threatened, against Buyer or any of its Affiliates which would reasonably be expected to cause a Buyer Material Adverse Effect, and to the Knowledge of Buyer, there are no facts or circumstances that are reasonably likely to give rise to any such Action, and (b) neither Buyer nor any of its Affiliates is subject to any outstanding Order, writ or injunction that would reasonably be expected to cause a Buyer Material Adverse Effect.

4.6 Brokers. Except as set forth on Section 4.6 of the Buyer Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

4.7 Acquisition of Transferred Entity Interests for Investment. Buyer has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Transferred Entity Interests and is capable of such evaluation. Buyer confirms that Seller has made available to Buyer and Buyer’s agents and representatives the opportunity to ask questions of the officers and management and employees of Seller and of the members of the Transferred Entity Group as well as access to the documents, information and records of Seller and the members of the Transferred Entity Group and to acquire additional information about the business and financial condition of the TMA Business, and Buyer confirms that it has made an independent investigation, analysis and evaluation of members of the Transferred Entity Group and their properties, assets, business, financial condition, prospects, documents, information and records. Buyer is acquiring the Transferred Entity Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Transferred Entity Interests. Buyer acknowledges that the Transferred Entity Interests have not been registered under the Securities Act or any state or foreign securities Laws, and agrees that the Transferred Entity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

4.8 Inspections; Limitation of Seller’s Warranties.

(a) Except for the representations and warranties set forth in Article III and in the certificate delivered pursuant to Section 2.7(a)(ii) of this Agreement and the representation and warranties expressly set forth in the Ancillary Agreements, (i) Buyer acknowledges that none of Seller, its Subsidiaries, or any of their respective Affiliates or any Person acting on behalf of any of the foregoing makes or has made any other express or any implied representation or warranty to Buyer as to the accuracy or completeness of any information regarding the TMA Business, the Transferred Entity Group or any other matter, and (ii) Buyer further agrees that, except as expressly set forth in this Agreement or the Ancillary Agreements, none of Seller, its Subsidiaries, any of their respective Affiliates or any other Person shall have or be subject to any Liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use, of any such information, including any information, document or material made available or provided to Buyer in the Dataroom, management presentations or offering, briefing or information memoranda, or in any other form, in expectation of the transactions contemplated by this Agreement. Buyer acknowledges that the burden to conduct an investigation of the TMA Business and the Transferred Entity Group lies solely with Buyer.

(b) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, BUYER ACKNOWLEDGES THAT THE TRANSFERRED ASSETS AND THE TMA BUSINESS ARE FURNISHED “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE TRANSFERRED ASSETS OR ANY OF THE ASSETS OR PROPERTIES OF THE TMA BUSINESS.

(c) Without limiting the foregoing, in connection with Buyer’s investigation of the TMA Business and the Transferred Entity Group, Buyer has received from or on behalf of Seller or its Affiliates certain estimates, projections and other forecasts and plans, including certain projected statements of operating revenues and income and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts and plans) and that Buyer shall have no claim against Seller, its Affiliates, or any Person acting on behalf of Seller or its Affiliates with respect thereto. None of Seller, its Affiliates, or any Person acting on behalf of Seller or its Affiliates makes any representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions or the accuracy of the information underlying such estimates, projections, forecasts and plans).

4.9 No Regulatory Impediment. To the Knowledge of Buyer, there is no fact relating to Buyer or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any antitrust or competition clearance, authorization or approval necessary for the consummation of the transactions contemplated by this Agreement.

4.10 Limited Guaranty. Concurrently with the execution of this Agreement, Buyer has delivered to Seller a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect, and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Limited Guaranty.

4.11 ERISA. Buyer is not an “employee benefit plan” as defined in ERISA, whether or not subject to ERISA, or a “plan” as defined in Section 4975 of the Code, and none of

Buyer’s assets constitutes (or is deemed to constitute for purposes of ERISA or Section 4975 of the Code, or any substantially similar federal, state or municipal Law) “plan assets” for purposes of 29 CFR Section 2510.3-101, as amended by Section 3(42) of ERISA, or otherwise for purposes of ERISA or Section 4975 of the Code.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Books and Records.

(a) From the date of this Agreement to the Closing Date, Seller shall (and shall cause its Subsidiaries to) afford to representatives of Buyer, during normal business hours and upon reasonable advance notice, reasonable access, in such a manner as would not interfere unreasonably with the normal business operations of Seller and its Subsidiaries, to the properties, assets, liabilities, Contracts, books, records, work papers, Tax Returns, information and personnel of Seller and its Subsidiaries to the extent related to the TMA Business or the Transferred Assets and, with respect to any of the foregoing that are not primarily related to the TMA Business, to the extent reasonably available; provided, however, that (i) Seller and its Subsidiaries shall not be required to make available TMA Business Employee personnel files to the extent disclosure is not permitted by applicable data privacy laws (as reasonably determined by legal counsel), (ii) prior to the Closing Date, Buyer shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Leased Real Property and (iii) Seller and its Subsidiaries shall not be required to provide access to properties, assets, liabilities, Contracts, books, records, work papers, information and personnel of Seller and its Subsidiaries to the extent not related to the TMA Business or the Transferred Assets.

(b) Buyer agrees that any permitted investigation undertaken by Buyer pursuant to the access granted under Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the normal business operations of the TMA Business and Buyer and its representatives shall not communicate with any of the directors, officers or other employees of Seller or its Subsidiaries without the prior consent of Seller or its representatives (such consent not to be unreasonably withheld). Notwithstanding anything to the contrary in this Agreement, neither Seller nor its Subsidiaries shall be required to provide access to or disclose information where, upon the advice of legal counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Laws or confidentiality restrictions (it being agreed that, in the event that the restrictions of this sentence apply, Buyer and Seller shall cooperate in good faith and use commercially reasonable efforts to design and implement alternative disclosure arrangements to enable Buyer to evaluate any such information without violating confidentiality obligations or attorney-client privilege or contravening applicable Law).

(c) At and after the Closing, Buyer shall, and shall cause its Affiliates and Subsidiaries to, afford Seller and its representatives, during normal business hours and upon reasonable advance notice, reasonable access, in such a manner as would not interfere unreasonably with the normal business operations of Buyer and its Affiliates and Subsidiaries, to the employees, properties, and books and records (including the Transferred Books and Records) of the TMA Business prior to the Closing (the “Pre-Closing Books and Records”), in each case, to the extent that such access may be reasonably requested by Seller in connection with financial statement, Tax or regulatory requirements (including U.S. Securities Exchange and Commission reporting obligations); provided, however, that nothing in this Agreement shall limit Seller’s rights of discovery. Notwithstanding anything to the contrary contained in this Agreement, the Parties acknowledge and agree that Seller may make copies (at Seller’s sole expense) of any Pre-Closing Books and Records so accessed pursuant to this Section 5.1(c).

(d) Buyer agrees to retain all the books and records of the TMA Business existing on the Closing Date for a period of seven years from the Closing Date or such longer time as may be required by applicable Law.

5.2 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement; provided, however, that Buyer’s confidentiality obligations shall terminate as of the Closing solely in respect of that portion of the Information (as defined in the Confidentiality Agreement) to the extent relating to the TMA Business. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Seller acknowledges that Seller and its Subsidiaries has non-public, confidential and proprietary information of the Transferred Assets and relating to the TMA Business, including any such information relating to financial statements, clients, customers, potential clients or customers, employees, suppliers equipment, designs, drawings, programs, strategies, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information (such information, “Business Confidential Information”). In connection therewith, between the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, Seller hereby covenants and agrees that Seller shall, and shall cause its Subsidiaries to, (A) in the case of Business Confidential Information that is Related to the TMA Business, keep and hold such Business Confidential Information in strict confidence and, except as otherwise provided in any Transaction Document, will not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party, any of the Business Confidential Information without the Buyer’s prior written consent and (B) in the case of all other Business Confidential Information, use commercially reasonable efforts to keep and hold such Business Confidential Information in accordance with the confidentiality policies generally applicable to the Seller’s confidential information; provided, however, that if Seller or any of its representatives are requested or required to disclose any Business Confidential Information by judicial or administrative process or by other requirements of applicable Law, Seller will (to the extent reasonably possible and permissible under applicable Law) promptly notify Buyer and will cooperate with Buyer (at Buyer’s sole cost and expense) to obtain a protective order or other appropriate remedy in respect of the Business Confidential Information at issue. In the event such order or remedy cannot be obtained or Buyer waives compliance with the terms of this Section 5.2(b), Seller or its Subsidiaries may disclose only that portion of such

Business Confidential Information which such Person is advised by its outside counsel is legally required to be disclosed. For purposes of this Agreement, “Business Confidential Information” shall not include, and there shall be no obligations under this Section 5.2(b) with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure by Seller or any of its Subsidiaries in breach of this Section 5.2(b) (or that would be a breach of this Section 5.2(b) except for the fact that such disclosure occurred between the date hereof and the Closing Date), (iii) is or becomes available to Seller or any of its Subsidiaries after the Closing from a source that is not known by Seller to be bound by an obligation of confidentiality or (iv) is independently developed by Seller or any of its Subsidiaries after the Closing without the use of Business Confidential Information.

5.3 Efforts.

(a) Subject to the terms and conditions herein provided (including Sections 5.5 and 5.6), each of Buyer and Seller shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations, waiting period expirations, and clearances necessary to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable (but in any event no later than 10 Business Days after the date hereof), (B) make an appropriate and complete filing of a notification (Anmeldung) to the German Federal Cartel Office (Bundeskartellamt) pursuant to Sec. 39 of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) with respect to the transactions contemplated hereby as promptly as practicable (but in any event no later than 10 Business Days after the date hereof), (C) make all other filings as mutually agreed by the Parties to be required pursuant to other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and (D) not extend any waiting period under the HSR Act or any other Antitrust Law, nor enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. Each Party shall substantially comply as promptly as practicable with any request for additional information or documentary material that may be made pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as possible.

(b) Each of Buyer and Seller shall, in connection with the actions referenced in Section 5.3(a) to obtain all Governmental Approvals for the transactions contemplated by this

Agreement under the HSR Act or any other Antitrust Law, (i) reasonably cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party and/or its counsel reasonably informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other, to the extent reasonably practicable, in advance of any meeting or telephone call with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person; and (iv) to the extent not prohibited by the FTC, the DOJ or such other Governmental Entity or other Person, provide the other Party and/or its counsel a reasonable opportunity to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of Seller; and provided, further, that neither Party is required to provide the other Party with a copy of its Notification Report form pursuant to the HSR Act. Buyer and Seller, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 5.3(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Buyer or Seller, as the case may be) or its legal counsel.

(c) In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.3(a) and 5.3(b), each of Buyer and Seller shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Buyer and/or the members of the Transferred Entity Group or any of the Transferred Assets and (y) agreeing to divest, sell, dispose of, or hold separate, any of the businesses, product lines or assets of Buyer and/or the members of the Transferred Entity Group or any of the Transferred Assets; provided, however, that any action contemplated by foregoing clauses (x), and (y) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d) Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, each of Buyer and Seller shall not, and shall cause its Subsidiaries and Affiliates to not, take or agree to take any action that would reasonably be expected to prevent or materially delay the Parties from obtaining any Governmental Approval in connection with the transactions contemplated by this Agreement.

(e) Whether or not the Sale is consummated, Buyer and Seller shall be equally responsible for all filing fees and payments to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 5.3.

5.4 Conduct of TMA Business.

(a) During the period from the date of this Agreement to the Closing Date, except (i) as expressly permitted or required by this Agreement (including Section 5.8), (ii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), or (iii) as set forth on Section 5.4 of the Seller Disclosure Schedule, Seller agrees that it will, and will cause each of its Subsidiaries (including each member of the Transferred Entity Group) to, conduct the TMA Business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve, in all material respects, its assets, goodwill and relationships with the TMA Business Employees, customers, suppliers and resellers to the extent related to the TMA Business; provided, however, that no action by Seller or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.4(b) shall be deemed a breach of this Section 5.4(a) unless such action would constitute a breach of such provision of Section 5.4(b).

(b) During the period from the date of this Agreement to the Closing Date, except (i) as expressly permitted or required by this Agreement (including Section 5.8), (ii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as set forth on Section 5.4 of the Seller Disclosure Schedule, Seller covenants and agrees that it shall not, and it shall cause its Subsidiaries (including each member of the Transferred Entity Group) not to, with respect to the TMA Business, take any of the following actions:

(i) (A) amend or propose to amend the Organizational Documents of any member of the Transferred Entity Group in any manner, (B) split, combine or reclassify the outstanding capital stock of, or other equity interests in, any member of the Transferred Entity Group or (C) permit any member of the Transferred Entity Group to declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than to another member of the Transferred Entity Group (except as may facilitate the elimination of intercompany accounts or the removal of cash and cash equivalents as contemplated by Section 5.8);

(ii) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any equity interests in, or any options, warrants or rights of any kind to acquire any equity interests in or any debt or equity securities which are convertible into or exchangeable for such equity interests in any member of the Transferred Entity Group;

(iii) other than deferred revenue and capitalized leases in the ordinary course of business, incur any Indebtedness of the TMA Business or any member of the Transferred Entity Group in excess of $100,000 or guarantee any Indebtedness in excess of $100,000 of any Person either by the Transferred Entity Group or in connection with the TMA Business, except in each case, to the extent that such Indebtedness or guarantee will be settled or otherwise eliminated at or prior to the Closing;

(iv) make any acquisition of any assets or businesses (whether by merger, consolidation or otherwise), either by the Transferred Entity Group or in connection with the TMA Business, for consideration in excess of $100,000 individually or $150,000 in the aggregate, except, in each case, for purchases of goods or services in the ordinary course of business;

(v) sell, pledge, dispose of or subject to any Lien (other than Permitted Liens) any Transferred Assets or any businesses included in the TMA Business, in each case, except in the ordinary course of business and which would not be material to the TMA Business;

(vi) enter into, assume or materially amend any Material Contract or any Contract that would constitute a Material Contract if it was entered into prior to the date hereof, except for the entrance into or assumption or renewal of any Material Contract in the ordinary course of business;

(vii) terminate, cancel, fail to renew or take or omit to take any action that would reasonably be expected to cause or result in a material breach of or default under any Material Contract, other than any failures to renew in the ordinary course of business;

(viii) acquire or agree to acquire any share, shares or other equity interest in any company, partnership or other venture either by the Transferred Entity Group or in connection with the TMA Business;

(ix) incorporate, form or otherwise establish any Subsidiaries or branches of the Transferred Entity Group;

(x) make any loan or advance or capital contribution (other than the granting of any trade credit in the ordinary course of business) to any unaffiliated third party either by the Transferred Entity Group or in connection with the TMA Business;

(xi) waive, release or otherwise assign any material rights or claims, or discharge any other party of any obligations, related to the Transferred Assets, the Transferred Entity Group or the TMA Business, other than in the ordinary course of business (including any material write-off or material compromise of any Accounts Receivable in the ordinary course of business);

(xii) except as required by applicable Law or existing written agreements or Benefit Plans, (A) except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to any of the TMA Business Employees or TMA Business Consultants, (B) enter into any employment, change of control, consultant, severance or retention agreement with any TMA Business Employee or TMA Business Consultant (except (1) for an agreement with a TMA Business Employee who has been hired to replace a TMA Business Employee with such an agreement provided that the terms of new agreement is substantially similar to the agreement of the replaced TMA Business Employee, (2) for severance agreements entered into with TMA Business Employees in the ordinary course of business consistent with past practice in connection with terminations of employment, or (3) for employment agreements terminable upon notice without penalty), (C) establish, adopt, enter into or amend any Benefit Plan or other plan, trust, fund, policy or arrangement for the benefit of any TMA Business Service Provider or any of their beneficiaries (except (1) with respect to any amendment that would not result in a material increase in cost to Buyer or any of its Subsidiaries, (2) in connection with an action that applies uniformly to all similarly situated employees of Seller and its Subsidiaries and that is not exclusive to the TMA Business Employees, or (3) as otherwise permitted pursuant to the foregoing clauses (A) and (B)), (D) except in the ordinary course of business consistent with past practice, (x) hire or engage any person to provide services to the TMA Business or (y) terminate the employment or consultancy of any TMA Business Employee or TMA Business Consultant, or (E) transfer the employment or consultancy of any employee or consultant from or to the TMA Business; provided, that in no event may Seller take any action with respect to International TMA Business Employees that are employed in Germany that would materially modify the employment conditions of such employees or that would materially increase Buyer’s financial obligations with respect to such employees following the Closing;

(xiii) make any material change to its methods of financial accounting in effect at December 31, 2015, except as required by any change in GAAP or applicable Law;

(xiv) as related to actions that will be binding on the TMA Business or the Transferred Entity Group with respect to taxable periods beginning after the Closing Date: (A) make, revoke, amend or change any material Tax election, change any material annual Tax accounting period or adopt or change any material method of Tax accounting, (B) enter into any material closing agreement or settle any material Tax claim or assessment, (C) file any materially amended Tax Return, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax (except with respect to the routine extensions in the ordinary course of business), (E) apply for or pursue any material Tax ruling, (F) execute any powers of attorney in respect of any material Tax matter, or (G) take any action to deny the availability of any election in respect of material Taxes;

(xv) adopt any plan of reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition, in each case against or with respect to any member of the Transferred Entity Group;

(xvi) settle or compromise any Action relating to the Transferred Entity Group or the TMA Business, other than any settlement or compromise in the ordinary course of business involving solely monetary damages not in excess of $100,000;

(xvii) manage working capital of the TMA Business other than in the ordinary course of business in a manner consistent with past practice;

(xviii) remove or purge any Transferred Books and Records, whether stored electronically or otherwise, other than in the ordinary course of business;

(xix) sell, assign, transfer or exclusively license any Transferred IP or Intellectual Property owned by the Seller Group that is material to the TMA Business or owned by the Transferred Entity Group, including patents, trademarks, trade names or copyrights, permit the lapse of any material right, title or interest to any such Intellectual Property, other than lapses in the ordinary course of business consistent with past practice; or

(xx) agree or commit to take any action described in this Section 5.4(b).

(c) Notwithstanding the foregoing, (i) Seller is allowed to dividend all cash and cash equivalents of the members of the Transferred Entity Group to Seller or any of its Subsidiaries prior to the Closing, (ii) nothing in this Section 5.4 shall prohibit or otherwise restrict in any way the operation of the business of Seller or its Subsidiaries, except solely with respect to the conduct of the TMA Business and the Transferred Entity Group, and (iii) nothing contained herein shall give Buyer any right to manage, control or be involved in the management of Seller or any other member of the Seller Group at any time or the management of the members of the Transferred Entity Group or the TMA Business prior to the Closing.

5.5 Third-Party Consents.

(a) Seller and Buyer shall each use commercially reasonable efforts to obtain (and shall use commercially reasonable efforts to cooperate with each other in obtaining) any consents or approvals required from third parties (other than Governmental Approvals, which shall be governed by Section 5.3) to assign, convey or transfer the Transferred Assets in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (such required consents, the “Third-Party Consents”); provided that neither Party will be obligated to pay any amounts or provide other consideration to any such third parties or agree to other concessions in connection with obtaining or seeking to obtain any Third-Party Consent and neither Party shall have any liability whatsoever for failure to obtain any Third-Party Consent. Each of the Parties shall keep the other reasonably informed, on a timely basis, as to the progress of such Third-Party Consents and provide copies of all letters, correspondence, and other material documents to or from any third party with respect thereto. Notwithstanding anything to the contrary in this Agreement, none of Seller nor any of its Subsidiaries shall agree to any material modification of any term of or condition in any Transferred Contract or commit on behalf of Buyer or the TMA Business to any post-Closing obligation, in each case, in order to obtain Third-Party Consent, except with the prior written consent of Buyer. Regardless of whether any Third-Party Consent is obtained prior to the Closing with respect to a Transferred Asset, (i) Buyer shall pay, or cause to be paid, the full Purchase Price at the Closing without the transfer, conveyance, assignment or delivery of such Transferred Asset and (ii) the Closing shall proceed without the transfer conveyance, assignment or delivery of such Transferred Asset.

(b) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment, sale, transfer, conveyance, delivery, license or sublicense or an attempted assignment, sale, transfer, conveyance, delivery, license or sublicense, with respect to any Transferred Asset, or any right thereunder if an assignment, sale, transfer, conveyance, delivery, license or other provision, without the Third-Party Consent of, or other action by, any third party, would constitute a breach or other contravention of the terms of such Transferred Asset or would in any way adversely affect the rights of Buyer or Seller or any of their respective Subsidiaries relating to such Transferred Assets.

(c) To the extent that any Transferred Asset cannot be transferred to Buyer at or after the Closing in compliance with Section 5.5(a) and Section 5.5(b), Seller and its Subsidiaries shall use commercially reasonable efforts to (i) provide Buyer and its Affiliates or Subsidiaries with the economic benefits and burdens that would accrue if such Transferred Assets were assigned and transferred to them as of the Closing and (ii) cooperate with Buyer and its Affiliates or Subsidiaries, at Buyer’s expense, to enforce any rights available against any other party to such Transferred Asset. No member of the Seller Group shall materially amend, supplement, extend or otherwise materially modify the terms of such Transferred Asset in any manner adverse to the TMA Business or Buyer and its Affiliates or Subsidiaries unless Buyer gives its prior written consent. Buyer shall, as agent or subcontractor for the applicable member of the Seller Group, pay, perform and discharge fully the Liabilities of such member of the Seller Group with respect to such Transferred Asset from and after the Closing Date. Each member of the Seller Group shall hold in trust for and pay to Buyer promptly upon receipt thereof, any income, proceeds and other monies received by such member of the Seller Group to the extent related to any Transferred Asset in accordance with this arrangement under this Section 5.5(c).

(d) When the requisite Third-Party Consent is obtained, the applicable Transferred Asset shall be deemed to have been automatically assigned and transferred to Buyer on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such Third-Party Consent is deemed by applicable Law to have occurred on another date, in which case, as of such date.

5.6 Shared Contracts.

(a) Except as set forth on Section 5.6(a) of the Seller Disclosure Schedule, as promptly as practicable after the date hereof, each of the Parties shall use its commercially reasonable efforts to cause each Shared Contract to be split into (i) a separate Contract related exclusively to the TMA Business on terms and conditions consistent in all material respects with the terms and conditions of such Shared Contract that apply to the TMA Business (unless otherwise agreed in writing by Buyer), which separate Contract, subject to Section 5.5, shall be transferred to Buyer with effect as of or as promptly as practicable after the Closing Date (a “Buyer Split Contract”) and (ii) a separate Contract related exclusively to the Seller Retained Businesses on terms and conditions consistent in all material respects with the terms and conditions of such Shared Contract that apply to the Seller Retained Businesses (unless otherwise agreed in writing by Seller), which shall be retained by Seller (a “Seller Split Contract”); provided that in the event that any Shared Contract is eligible for renewal after the Closing, each of the Parties shall use its commercially reasonable efforts to renew such Shared

Contract as a Buyer Split Contract and a Seller Split Contract; provided, further, that no Party shall renew any Shared Contract so that such Shared Contract would continue to apply after the Closing to both the TMA Business and the Seller Retained Businesses without the prior written consent of each of Buyer and Seller. As promptly as practicable after the date hereof, Seller and Buyer shall jointly approach the applicable contractual counterparty to each Shared Contract to seek its consent to such split and transfer; provided that neither Party will be obligated to pay any amounts or provide other consideration to any such counterparty or agree to other concessions in connection with obtaining or seeking to obtain any such consent and neither Party shall have any liability whatsoever for failure to (x) pay such amounts or consideration, (y) agree to any such concessions or (z) obtain any such consent (provided that this clause (z) shall not relieve any Party from any Liability arising out of or resulting from such Party’s breach of this Section 5.6(a)).

(b) Each of the Parties shall use its commercially reasonable efforts to come to a mutually agreeable decision regarding the split of revenue, if any, to be allocated to Buyer, on the one hand, and the Seller Group, on the other hand, under each Shared Contract in accordance with the portion of such Shared Contract that relates to the TMA Business or the Seller Retained Businesses, respectively, and, unless otherwise agreed by the Parties, consistent with the allocation reflected in the Financial Statements; provided that, with respect to the Shared Contracts set forth on Section 5.6(b) of the Seller Disclosure Schedule, such split of revenue shall be allocated in accordance with the allocation set forth on Section 5.6(b) of the Seller Disclosure Schedule.

(c) From and after the Closing, if, and as long as, any split of any Shared Contract cannot be realized:

(i) Seller and its Subsidiaries shall (A) use commercially reasonable efforts to provide Buyer with the economic and operational equivalent of the assignment and transfer of such Shared Contract to Buyer as of the Closing with respect to the TMA Business and the Transferred Assets; (B) make available to Buyer a correct and complete copy (including all amendments and modifications thereto) of the relevant portions of such Shared Contract to the extent related to the TMA Business; (C) cooperate with Buyer, at Buyer’s expense, to enforce any rights available against any other party to such Shared Contract with respect to the TMA Business, and (D) not amend, supplement, extend, renew or otherwise modify in any material respects such Shared Contract in any manner adverse to Buyer with respect to the TMA Business unless (x) Buyer gives its prior written consent or (y) Buyer is first released from all Liabilities under such Shared Contract; and

(ii) Buyer agrees to provide to Seller and its Subsidiaries such maintenance, support, training or other services, products or payments as may be required under the terms and conditions of such Shared Contract with respect to the TMA Business.

5.7 Public Announcements. No Party to this Agreement, nor any Affiliate or representative of such Party, shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by applicable Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, or (ii) to the extent that the language in such press release or public announcement has been previously approved by the other Party.

5.8 Intercompany Accounts and Arrangements. On or prior to the Closing Date, other than any Ancillary Agreement, all Intercompany Arrangements and accounts shall be paid in full in cash, settled or otherwise cancelled and eliminated (including by Seller or any of its Subsidiaries removing from any member of the Transferred Entity Group all Cash Amounts by means of dividends, distributions, the creation or repayment of intercompany debt or otherwise) and after the Closing, except as provided in the Ancillary Agreements, none of the members of the Transferred Entity Group shall have any Liability with respect to such Intercompany Arrangements.

5.9 Guarantees. At or prior to the Closing, Buyer shall at its sole expense use its commercially reasonable efforts to (a) arrange for substitute letters of credit, Buyer guarantees and other obligations to replace the outstanding letters of credit, guarantees and other contractual obligations entered into by or on behalf of Seller or any other member of the Seller Group in connection with or relating to the TMA Business, including the Transferred Assets and the Transferred Contracts (but, for the avoidance of doubt, not in connection with any of the Excluded Assets or Excluded Liabilities) (collectively, the “Guarantees”) that are listed on Section 5.9 of the Seller Disclosure Schedule or (b) assume all obligations under each such Guarantee, in each case, to the extent relating to obligations under such Guarantees that constitute Assumed Liabilities, and use (i) with respect to the Guarantees listed under the heading “Bank Guarantees” on Section 5.9 of the Seller Disclosure Schedule, reasonable best efforts or (ii) with respect to the Guarantees listed under the heading “Parent Guarantees for Customer Contract Performance” on Section 5.9 of the Seller Disclosure Schedule, commercially reasonable efforts, in each case to obtain from the creditor or other counterparty a full and irrevocable release of Seller and the other members of the Seller Group that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with such Guarantees. Buyer further agrees that to the extent Seller or any other member of the Seller Group incurs any cost or expense, or is required to make any payment, in connection with such Guarantees on or after the Closing, Buyer shall indemnify and hold harmless Seller and the other members of the Seller Group against, and reimburse Seller and the other members of the Seller Group for, any and all amounts so paid, including costs or expenses in connection with such Guarantees, including Seller’s and any the other members of the Seller Group’s expenses in maintaining such Guarantees on or after the Closing (and, for the avoidance of doubt, all such amounts paid or payable and all such costs and expenses shall be Assumed Liabilities) whether or not any such Guarantees is drawn upon or required to be performed, and shall promptly pay any such Guarantees that is called upon.

5.10 Insurance.

(a) Prior to the Closing Date, neither Seller, any member of the Seller Group nor any member of the Transferred Entity Group shall (i) terminate the coverage of any insurance policies held by Seller, any member of the Seller Group, any member of the Transferred Entity Group, or by any of their self-insured programs, with respect to the members of the Transferred Entity Group, the TMA Business, the Transferred Assets and the Assumed Liabilities, except (x) where such terminated coverage is replaced by comparable coverage or (y) in connection with any change of insurance coverage by Seller or any other member of the Seller Group that applies to insurance policies that do not Relate to the TMA Business, or that otherwise is not directed solely at the members of the Transferred Entity Group, the TMA Business, the Transferred Assets or the Assumed Liabilities, or (ii) fail to notify the appropriate insurer of any insurance claim of the Transferred Entity Group, or related to the TMA Business, the Transferred Assets or the Assumed Liabilities, except, in the case of the foregoing clause (ii), for any such failure to notify that is not material to the TMA Business.

(b) From and after the Closing Date, the TMA Business, the Transferred Assets (including the members of the Transferred Entity Group) and the Assumed Liabilities shall cease to be insured by the insurance policies held by Seller or any member of the Seller Group, or by any of their self-insured programs, and neither Buyer nor its Affiliates shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any Transferred Assets (including the members of the Transferred Entity Group) or any Assumed Liability arising from the operation of the TMA Business or otherwise at or after the Closing; provided, however, that (i) Buyer may request that Seller make claims under such policies and programs with third party insurers with respect to losses occurring before the Closing Date to the extent insurance coverage in respect of such claims may be available, (ii) the members of the Seller Group shall use commercially reasonable efforts in pursuing such claims, consult with Buyer prior to making any material decision or taking any material action relating to such claim and take such other actions as may be reasonably requested by Buyer in connection with the tendering of such claims to the applicable insurers under such policies, and (iii) shall provide Buyer with the net proceeds Seller actually recovers with respect to such claims; provided, further, that Buyer agrees to reimburse, upon the written request of Seller, the applicable members of the Seller Group for all reasonable out-of-pocket costs incurred by any member of the Seller Group associated with Buyer-initiated claims, including costs of filing a claim, arbitration costs, and any deductibles under the insurance policies and programs resulting from such claims. Seller and its Subsidiaries may, to be effective as of the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.10(b). From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the TMA Business and the Transferred Assets and Assumed Liabilities. Without limiting the foregoing rights of Buyer in this Section 5.10(b), Buyer further covenants and agrees not to seek to assert or exercise any rights or claims under or in respect of any past or current insurance policy of Seller or any other member of the Seller Group.

5.11 Certain Seller Services. During the period commencing from the date of this Agreement and ending on the earlier to occur of (x) the Closing Date and (y) the mutual agreement of the Parties on the terms and conditions of the HR Seller Services, the Parties shall negotiate with each other in good faith with respect to Seller’s provision (or causing the provision) to Buyer or its designated Affiliate or Subsidiaries, under the Transition Services Agreement, the services listed in the Human Resources Function on Schedule 2 of the Transition Services Agreement to the extent requested by Buyer in writing (“HR Seller Services”) and the terms and conditions thereof (including the fees therefor).

5.12 Teradata Marks.

(a) Except as provided in this Section 5.12, Buyer, for itself and its Affiliates, acknowledges and agrees that (i) Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the Teradata Marks, (ii) on the Closing Date, Buyer shall cause the members of the Transferred Entity Group to cease any and all use of the Teradata Marks (including in the respective corporate or other legal names of the members of the Transferred Entity Group), and (iii) neither Buyer nor any of its Affiliates shall use, register or seek to use or register in any jurisdiction any of the Teradata Marks or any other Marks confusingly similar thereto or contest the use, ownership, validity or enforceability of any rights of the members of the Seller Group in or to any of the Teradata Marks. Notwithstanding anything to the contrary set forth in this Section 5.12, for a phase-out period not to exceed nine months immediately following the Closing Date (the “Phase-out Period”), the TMA Business may continue to use any Teradata Marks to the extent such Teradata Marks appear on or are incorporated in the corporate or other legal name of any member of the Transferred Entity Group or in any existing tangible materials acquired by Buyer under this Agreement in the same manner as used by the TMA Business prior to the Closing Date and, in each case, solely to the extent reasonably required to discontinue the use of, and transition away from, such Teradata Marks. During the Phase-out Period, Buyer shall (and shall cause its Affiliates, including, after the Closing, the members of the Transferred Entity Group, to) use their commercially reasonable efforts to have re-labelled, destroyed or exhausted all materials bearing or incorporating the Teradata Marks, including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites, and other materials, and within 60 days make all required filings with any office, agency or body to effect the elimination of any use of the Teradata Marks in the TMA Business (including in the respective corporate or other legal names of the members of the Transferred Entity Group).

(b) Following the end of the Phase-out Period, if Seller or any of its Affiliates discover any usage of the Teradata Marks by Buyer or its Affiliates in violation of this Section 5.12, promptly upon receipt of notice from Seller, Buyer shall or shall cause its Affiliates, as applicable, to promptly destroy or re-label the relevant materials incorporating the Teradata Marks and shall certify (pursuant to a certificate signed by an authorized officer of Buyer) the completion of such destruction or re-labelling. Notwithstanding anything to the contrary in this Section 5.12, Buyer shall have no obligation to destroy or re-label Software acquired by Buyer under this Agreement that include embedded Teradata Marks. Buyer shall remove (or cause to be removed) any such Teradata Marks prior to the next general availability release of such Software. After the Closing Date, Buyer shall not (and shall cause its Affiliates not to) represent that it has authority to bind Seller or any of its Affiliates.

5.13 Misallocated Assets. If, following the Closing, any right, property or asset that would constitute an Excluded Asset is found to have been transferred to Buyer or its Affiliates or Subsidiaries in error, either directly or indirectly (including in preparation for the separation of the TMA Business from Seller), Buyer shall transfer, or shall cause its Affiliates to transfer, at no cost (or if reasonably determined by Buyer, for nominal consideration) to Seller or the other members of the Seller Group, such right, property or asset (and any related Liability) as soon as practicable to one or more members of the Seller Group indicated by Seller. If, following the Closing, any right, property or asset that would constitute a Transferred Asset is found to have been retained by Seller or any other member of the Seller Group in error, either directly or indirectly (including in preparation for the separation of the TMA Business from Seller), Seller shall transfer, or shall cause the other members of the Seller Group to transfer, at no cost (or if reasonably determined by Seller, for nominal consideration) to Buyer, such right, property or asset (and any related Liability) as soon as practicable to Buyer or an Affiliate of Buyer indicated by Buyer. Notwithstanding the foregoing and anything to the contrary in this Agreement, the Parties understand and agree that the Excluded Assets are not intended to, and shall not, be transferred to Buyer or any of its Affiliates and the Seller Group shall retain such rights, properties and assets.

5.14 Financing. In the event Buyer becomes aware of any event or circumstance that makes procurement of the Equity Financing unlikely to occur in the manner or from the source contemplated in the Equity Commitment Letter, Buyer shall promptly (and in any event within two Business Days) notify Seller.

5.15 Misdirected Payments. Except as otherwise provided in this Agreement, after the Closing, if any payments due with respect to the TMA Business are paid to any member of the Seller Group (including any payments from any customers whether under any Transferred Contracts, Shared Contracts or otherwise), Seller shall, or shall cause such member of the Seller Group to, within ten Business Days after receipt thereof or, if later, the earlier of the next 15th and last day of the applicable month, remit by wire or draft such payment to an account designated in writing by Buyer. After the Closing, if any payments due with respect to the Seller Retained Business are paid to Buyer or any of its Subsidiaries or Affiliates (including any payments from any customers whether under any Shared Contracts or otherwise), Buyer shall, or shall cause such Subsidiary or Affiliate to, within ten Business Days after receipt thereof or, if later, the earlier of the next 15th and last day of the applicable month, remit by wire or draft such payment to an account designated in writing by Seller.

5.16 Assignment of Real Property. Except as otherwise provided in Section 2.1(d), following the Closing, if Buyer determines in its sole discretion that it desires to have Seller (or its applicable Subsidiaries) assign a Real Property Lease to Buyer or its designated Affiliate, the Parties shall negotiate with each other in good faith and use commercially reasonable efforts to (i) obtain any required landlord consent to any such assignment and (ii) agree on the terms and conditions of any such assignment (it being understood and agreed that, subject to Section 5.5, the Transferred Real Property Leases shall transfer to Buyer or its designated Affiliate at or after the Closing).

5.17 Alternative Transaction. Seller hereby agrees that, during the period from the date hereof until the Closing or earlier termination of this Agreement (the “Exclusive Period”), it shall not, and it shall cause its Subsidiaries, employees and representatives not to, encourage, engage in, solicit or initiate any discussions or negotiations with, or provide any information to, or negotiate or enter into any agreement, arrangement or agreement in principle with, any Person with respect to the Sale or any similar transactions (including the sale, whether by merger, consolidation or otherwise, of any material portion of the TMA Business outside the ordinary course of business) (each, an “Alternative Transaction”). Solely for the purpose of this Section 5.17, the French Assets will be deemed to be a material portion of the TMA Business. Upon execution of this Agreement, Seller shall terminate (and shall cause Seller, its Subsidiaries and their respective employees and representatives to terminate) all discussions and negotiations (if any) with all third parties relating to an Alternative Transaction.

5.18 Certain Scheduled Intellectual Property.

(a) As soon as reasonably practicable after the date hereof, Seller shall make any required filings, submit such documentation or take such other action necessary to record with the relevant Governmental Entity, prior to the Closing, Seller’s or its Subsidiary’s ownership of any Marks (other than domain names) set forth on Section 3.15(a) of the Seller Disclosure Schedule that are not registered or recorded in the name of Seller or one of its Subsidiaries on the date hereof.

(b) Except for the domain set forth in Section 5.18(b) of the Seller Disclosure Schedule, Seller shall use commercially reasonable efforts to make any required filings, submit such documentation or take such other action necessary to register with the relevant domain name registrar, prior to the Closing, Seller’s or its Subsidiary’s ownership of any domain names set forth on Section 3.15(a) of the Seller Disclosure Schedule that are not registered or recorded in the name of Seller or any of its Subsidiaries on the date hereof. Notwithstanding the foregoing, Seller shall have registered such domain names with the relevant domain name registrar no later than 45 days after the Closing Date.

5.19 TMA Contracts. Seller shall use reasonable best efforts to (a) provide (or cause to be provided) to Buyer, no later than 15 Business Days after the date hereof, complete and unredacted copies of (i) TMA Contracts under which, in the aggregate, the TMA Business generates at least 90% of its revenues from active customers of the TMA Business as of the date hereof and (ii) substantially all other TMA Contracts as of the date hereof (whether with a customer, supplier or otherwise) and (b) subject to the terms and conditions of the Confidentiality Agreement, as applicable, deliver such TMA Contracts to Buyer and its representative and provide full access to view, download and print such TMA Contracts; provided, that, to the extent that Seller has not so delivered all TMA Contracts (whether with a customer, supplier or otherwise) by the date that is 15 Business Days after the date hereof, Seller shall use reasonable best efforts to so deliver and provide (or cause to be so delivered and provided) to Buyer as soon as reasonably possible, but no later than the Closing Date, all such undelivered TMA Contracts.

5.20 Payroll and Benefits.

(a) Other than with respect to China, Buyer shall use reasonable best efforts to establish, or cause to be established, by June 30, 2016 or as promptly as practicable thereafter, legal entities and bank accounts and reasonably adequate payroll and benefits programs necessary to comply with Sections 6.2 and 6.11 with respect to Buyer and each of its Affiliates and Subsidiaries that are expected to employ any Transferred TMA Business Employees after the Closing.

(b) If, despite Buyer’s compliance with Section 5.20(a), Buyer has not established such benefits and payroll programs in all material respects by June 30, 2016, notwithstanding the provisions of Section 2.7, Buyer or Seller may (upon reasonable advance written notice to the other Party) delay the Closing until such programs have been actually established but in no event may Buyer delay the Closing with respect to such programs any later than July 31, 2016; provided that, subject to Section 2.7, Seller shall have the right (upon reasonable advance written notice to Buyer) to cause the Closing to occur prior to the setup by Buyer or its Affiliates of reasonably adequate payroll and benefits programs necessary to comply with Sections 6.2 and 6.11, if Seller (A) agrees in writing to (i) operate such payroll and benefits programs on behalf of Buyer or its applicable Affiliate or Subsidiary, (ii) other than in the United States or in any jurisdiction listed in Section 5.20(b) of the Seller Disclosure Schedule, retain and lease or otherwise make available the services of the affected International TMA Business Employees in the applicable jurisdictions to Buyer or its applicable Affiliate or Subsidiary or (iii) another alternative arrangement reasonably acceptable to Buyer and Seller, in each case of the foregoing clauses (i) through (iii), as a Seller Service to Buyer (on a pass-through basis at the sole cost and expense of Buyer and subject to Section 2.02(b) of the Transition Services Agreement) for a period after the Closing ending no later than the Outside Date and solely in the jurisdictions (other than China) in which and solely to the extent that Buyer was unable to establish such payroll and benefits programs by the Closing and (B) has actually established and made effective such programs at or prior to the Closing Date. International TMA Business Employees in Jurisdictions (other than a jurisdiction listed in Section 5.20(b) of the Seller Disclosure Schedule) in which Buyer or its applicable Affiliate or Subsidiary was unable to establish payroll and benefits programs prior to Closing and who are affected by Seller’s election pursuant to this Section 5.20(b) are referred to herein as the “Payroll Delayed Transfer Employees.” For the avoidance of doubt, if Seller does not exercise such right, Seller and its Subsidiaries shall have no obligation, except as otherwise provided in Sections 5.21 and 5.22 with respect to China and Philippines in accordance with Sections 5.21 and 5.22, respectively, to retain or lease any such TMA Business Employee or operate any payroll or benefits program on behalf of Buyer or any of its Affiliates or Subsidiaries or agree to any other alternative arrangements pursuant to this Section 5.20(b).

5.21 China Delayed Closing.

(a) Buyer shall use reasonable best efforts to ensure that Buyer and its applicable Affiliate or Subsidiary form a legal entity in China to acquire the Transferred Assets located in China (the “China Assets”) and assume the Assumed Liabilities located in China (the “China Liabilities”) and establish reasonably adequate payroll and benefits programs necessary to comply with Sections 6.2 and 6.11 with respect to TMA Business Employees in China, in each case as soon as reasonably practicable (but in any event no later than Outside Date) (the formation of such legal entity and the establishment of such programs, the “China Closing Condition”).

(b) If, despite Buyer’s compliance with Section 5.21(a), at the time of Closing, Buyer and its applicable Affiliate or Subsidiary have been unable to satisfy the China Closing Condition, then notwithstanding anything to the contrary contained in this Agreement, neither the China Assets nor the China Liabilities shall be transferred to Buyer or any of its Affiliates or Subsidiaries at the Closing, but, subject to Sections 2.10 and 5.22 and clauses (c)

and (d) of this Section 5.21, the Closing shall otherwise occur in accordance with Section 2.7 with respect to the Transferred Assets (other than the China Assets) and Assumed Liabilities (other than the China Liabilities) (the date of such Closing, being, for the avoidance of doubt, the Closing Date hereunder).

(c) If, in accordance with Section 5.21(b), the China Assets and China Liabilities are not transferred to Buyer or its designated Affiliate or Subsidiary at the Closing, then the China Assets and the China Liabilities shall be transferred to and assumed by Buyer (or such Affiliate or Subsidiary of Buyer as Buyer designates in writing to Seller) on the fifth (5th) Business Day after the China Closing Condition is satisfied but in any event, no later than the Outside Date (the “China Delayed Closing”); provided that in no event shall the China Delayed Closing occur prior to the Closing. The China Delayed Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., Eastern Time. At the China Delayed Closing, Seller and Buyer shall make such deliveries to each other as may be reasonably necessary to transfer the China Assets to Buyer or its designated Affiliate or Subsidiary and for Buyer or its designated Affiliate or Subsidiary to assume the China Liabilities. The date on which the China Delayed Closing occurs is referred to herein as the “China Delayed Closing Date”.

(d) If the China Delayed Closing is required pursuant to this Section 5.21, from the Closing Date to the China Delayed Closing Date, (i) Seller and Buyer shall continue to comply, solely in respect of the China Assets and the China Liabilities, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing and, unless the context clearly requires otherwise, all references in this Agreement to the “Closing” and the “Closing Date” shall, with respect to the China Assets and China Liabilities, be deemed to refer to the “China Delayed Closing” and the “China Delayed Closing Date,” respectively, (ii) Seller shall (or shall cause its applicable Subsidiaries to) use commercially reasonable efforts to (A) provide Buyer with the economic benefits and burdens that would accrue to it if such China Assets were assigned and transferred to it as of the Closing Date and (B) cooperate with Buyer and its Affiliates and Subsidiaries, at Buyer’s expense, to enforce any rights available against any third party with respect to the China Assets and China Liabilities, (iii) the applicable member of the Seller Group shall hold in trust for and pay to Buyer (or its designated Affiliates or Subsidiaries) promptly upon receipt thereof, any income, proceeds and other monies received by such member of the Seller Group to the extent related to any China Asset; and (iv) Buyer (or its designated Affiliates or Subsidiaries) shall (A) as agent or subcontractor for the applicable member of the Seller Group, pay, perform and discharge fully when due the China Liabilities of such member of the Seller Group and (B) provide Seller and its Subsidiaries such maintenance, support, or other services, products or payments as may be required in furtherance of the provisions of this Section 5.21(d).

(e) If a China Delayed Closing becomes necessary but does not occur on or before the Outside Date, the Parties shall mutually agree in good faith on a later date to effect such China Delayed Closing.

5.22 Philippines Delayed Closing.

(a) If, despite compliance by the Parties with Section 5.3, at the time of Closing, the Parties have been unable to obtain the consent of the Philippine Economic Zone Authority required for Seller or its Subsidiaries to transfer the Transferred Assets located in the Philippines (the “Philippines Assets”) and assign the Assumed Liabilities located in the Philippines (the “Philippines Liabilities”) to Buyer or any of its Affiliates or Subsidiaries (the “Philippines Closing Condition”), then notwithstanding anything to the contrary contained in this Agreement, neither the Philippines Assets nor the Philippines Liabilities shall be transferred to Buyer or any of its Affiliates or Subsidiaries at the Closing, but, subject to Sections 2.10 and 5.21 and clauses (b) and (c) of this Section 5.22, the Closing shall otherwise occur in accordance with Section 2.7 with respect to the Transferred Assets (other than the Philippines Assets) and Assumed Liabilities (other than the Philippines Liabilities) (the date of such Closing, being, for the avoidance of doubt, the Closing Date hereunder).

(b) If, in accordance with Section 5.22(a), the Philippines Assets and Philippines Liabilities are not transferred to Buyer or its designated Affiliate or Subsidiary at the Closing, then the Philippines Assets and the Philippines Liabilities shall be transferred to and assumed by Buyer (or such Affiliate or Subsidiary of Buyer as Buyer designates in writing to Seller) on the fifth (5th) Business Day after the Philippines Closing Condition is satisfied but in any event, no later than the Outside Date (the “Philippines Delayed Closing”); provided that in no event shall the Philippines Delayed Closing occur prior to the Closing. The Philippines Delayed Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., Eastern Time. At the Philippines Delayed Closing, Seller and Buyer shall make such deliveries to each other as may be reasonably necessary to transfer the Philippines Assets to Buyer or its designated Affiliate or Subsidiary and for Buyer or its designated Affiliate or Subsidiary to assume the Philippines Liabilities. The date on which the Philippines Delayed Closing occurs is referred to herein as the “Philippines Delayed Closing Date”.

(c) If the Philippines Delayed Closing is required pursuant to this Section 5.22, from the Closing Date to the Philippines Delayed Closing Date, (i) Seller and Buyer shall continue to comply, solely in respect of the Philippines Assets and the Philippines Liabilities, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing and, unless the context clearly requires otherwise, all references in this Agreement to the “Closing” and the “Closing Date” shall, with respect to the Philippines Assets and Philippines Liabilities, be deemed to refer to the “Philippines Delayed Closing” and the “Philippines Delayed Closing Date,” respectively, (ii) Seller shall (or shall cause its applicable Subsidiaries to) use commercially reasonable efforts to (A) provide Buyer with the economic benefits and burdens that would accrue to it if such Philippines Assets were assigned and transferred to it as of the Closing Date and (B) cooperate with Buyer and its Affiliates and Subsidiaries, at Buyer’s expense, to enforce any rights available against any third party with respect to the Philippines Assets and Philippines Liabilities, (iii) the applicable member of the Seller Group shall hold in trust for and pay to Buyer (or its designated Affiliates or Subsidiaries) promptly upon receipt thereof, any income, proceeds and other monies received by such member of the Seller Group to the extent related to any Philippines Asset; and (iv) Buyer (or its designated Affiliates or Subsidiaries) shall (A) as agent or subcontractor for the applicable member of the Seller Group, pay, perform and discharge fully when due the Philippines Liabilities of such member of the Seller Group and (B) provide Seller and its Subsidiaries such maintenance, support, or other services, products or payments as may be required in furtherance of the provisions of this Section 5.22(c).

(d) If a Philippines Delayed Closing becomes necessary but does not occur on or before the Outside Date, the Parties shall mutually agree in good faith on a later date to effect such Philippines Delayed Closing.

5.23 Affiliate Transfers. Notwithstanding anything to the contrary herein, Buyer hereby agrees that it may not designate any Affiliate who is not a Subsidiary of Buyer to enter into any Transaction Documents or other documents to be delivered at the Closing or be the transferee of any Transferred Assets pursuant to this Agreement, in each case, unless such Affiliate has agreed in writing, in a form reasonably acceptable to Seller, to the prompt and full performance, as and when the same become due, of all Liabilities of Buyer hereunder to the extent that such Liabilities relate to such Transferred Asset transferred to such Affiliate pursuant to this Agreement, including all Assumed Liabilities and all indemnification obligations of Buyer hereunder to the extent related to such Transferred Asset, on the terms and subject to the conditions set forth herein. For the avoidance of doubt, any such agreement shall not limit, supersede or relieve Buyer’s obligations under this Agreement or any other Transaction Documents.

5.24 Buyer Credit Card Program.

(a) Buyer shall use reasonable best efforts to establish a credit card program of Buyer or its Affiliates that will be available for the use of certain TMA Business Employees (as designated by Buyer) at or as soon as practicable after the Closing (“Buyer Credit Card Program”).

(b) If, despite Buyer’s compliance with Section 5.24(a), Buyer has not established a Buyer Credit Card Program by the time the Closing would otherwise occur pursuant to Section 2.7, notwithstanding the provisions of Section 2.7, Buyer or Seller may (upon reasonable advance written notice to the other Party) delay the Closing until a Buyer Credit Card Program has been established but in no event may Buyer or Seller delay the Closing with respect to such program any later than August 15, 2016; provided that, subject to Section 2.7, Seller shall have the right (upon reasonable advance written notice to Buyer) to cause the Closing to occur prior to the establishment of a Buyer Credit Card Program, if Seller agrees in writing to make its corporate credit card program available, consistent with past practice to the extent reasonably feasible, to TMA Business Employees (as designated by Buyer) as an Additional Service (as defined in the Transition Services Agreement) pursuant to the Transition Services Agreement until August 15, 2016 or such earlier time as Buyer has established a Buyer Credit Card Program. If Seller so agrees in writing to make its corporate credit card program available, consistent with past practice to the extent reasonably feasible, to the TMA Business Employees (as designated by Buyer), then notwithstanding any limitation on indemnification or fees payable for Additional Services under the Transition Services Agreement, (i) Buyer shall indemnify Seller and its Affiliates against all Losses incurred by Seller or its Affiliates as a result of Seller’s provision of such corporate credit card program as an Additional Service, including any Losses resulting from any (x) violations of Law, fraud or misappropriation of corporate funds by any TMA Business Employee with respect to the use of the credit card by such TMA

Business Employee and (y) collection costs (and related fees and penalties) with respect to the credit cards issued to the TMA Business Employees imposed by the credit card program administrator, (ii) Buyer shall, within three Business Days following its receipt of a written request from Seller, provide immediately available funds to Seller to satisfy any payment obligations actually due to be paid by Seller from funds of Seller or its Subsidiaries in respect of the corporate credit cards provided to TMA Business Employees pursuant to such Additional Service and (iii) Buyer shall, within three Business Days following its receipt of a written request from Seller, comply with, and shall cause the TMA Business Employees to comply with, Seller’s T&E policies, any other policies mutually agreed by Buyer and Seller and any requests for information related to the provision of such corporate credit card program as an Additional Service submitted in writing by Seller to Buyer. Any Losses or Liabilities for which Buyer is responsible pursuant to the immediately preceding sentence shall be Assumed Liabilities for purposes of this Agreement.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1 Transferred TMA Business Employees.

(a) Buyer shall (a) cause each of the members of the Transferred Entity Group to continue to employ as of the applicable Employee Transfer Date its respective Transferred Entity Group Employees, and (b) with respect to each other TMA Business Employee, either (i) continue to employ such other TMA Business Employee as of the applicable Employee Transfer Date, to the extent employment continues by operation of Law, or (ii) offer, or cause its applicable Affiliate to offer, no later than 10 days prior to the Closing Date, or with respect to any Delayed Transfer Employee, the applicable Employee Transfer Date, employment to such other TMA Business Employees, to the extent employment does not continue by operation of Law, on terms consistent with this Article VI (for this purpose, references in this Article VI to Transferred TMA Business Employees and Transferred International TMA Business Employees shall be deemed to refer to TMA Business Employees and International TMA Business Employees, respectively, provided they have accepted the Buyer’s or the Buyer’s Affiliate’s offer), such offers to be effective as of the applicable Employee Transfer Date. Seller shall use commercially reasonable efforts to cooperate with Buyer to (x) make each TMA Business Employee reasonably accessible to Buyer to assist Buyer in its efforts to secure offers of employment with such TMA Business Employee, (y) encourage (without the payment of additional compensation) each TMA Business Employee whose employment does not continue by operation of Law with the Buyer or an Affiliate of Buyer, as applicable, to accept an offer of employment pursuant to this Section 6.1, and (z) upon request by Buyer enter, or cause its applicable Affiliate to enter, into a tri-partite agreement to ensure the termination or resignation or assignment of the employment relationship of International TMA Business Employees with Seller or its Affiliate.

(b) In the event that (i) a TMA Business Employee located in a jurisdiction where transfer of employment does not occur by operation of Law and where the TMA Business Employee does not have the right to object to such transfer refuses to accept an offer made to such TMA Business Employee in accordance with Section 6.1(a) or (ii) a TMA Business

Employee located in a jurisdiction where there is a right to object to the automatic transfer of employment to Buyer exercises such right, then in such cases, Seller agrees to terminate such TMA Business Employee within two weeks of the expiration of such offer or within two weeks of the expiration of the applicable objection period, as applicable, or such longer period as may be required by such TMA Business Employee’s employment arrangements with Seller or its Affiliates or as may be required to lawfully terminate the employment of such TMA Business Employee in the applicable jurisdiction, it being understood that in no event shall Seller be required to terminate any TMA Business Employee (x) prior to the Closing or (y) if such termination would be contrary to applicable Law or public policy.

(c) Each Transferred Entity Group Employee, each TMA Business Employee whose employment continues by operation of Law, and each TMA Business Employee who accepts an offer of employment pursuant to this Section 6.1, (in each case, including any such (x) Delayed Transfer Employees and (y) Absent TMA Business Employee who returns to work with Buyer or an Affiliate of Buyer, as applicable, by not later than the applicable Subsequent Transfer Deadline), is are referred to herein as a “Transferred TMA Business Employee.”

(d) Seller shall provide to Buyer an updated Employee Roster reflecting the information required under Section 3.10(h) no less than fifteen days, and no more than 25 days, prior to the Closing Date, or with respect to any Delayed Transfer Employee, the applicable Employee Transfer Date, and such Employee Roster shall be updated periodically thereafter (but not later than the 12th day preceding the actual Closing Date or Employee Transfer Date, as applicable). Such updates shall reflect any individuals hired subsequent to the date hereof to provide services to the TMA Business, remove any individuals whose employment with Seller or its applicable Affiliate has terminated subsequent to the date hereof, and otherwise update the information set forth on the Employee Roster to reflect changes occurring subsequent to the date hereof, in all cases, not in violation of Section 5.4(b).

6.2 Terms and Conditions of Employment. With respect to each Transferred TMA Business Employee and subject to the terms and conditions of any applicable collective bargaining or other labor Contract, Buyer shall maintain, for a period of at least twelve months following the Closing Date, (a) the same position, location of employment, base pay or base salary level, and target annual incentive compensation opportunity (other than equity-based compensation), in each case, as in effect for such Transferred TMA Business Employee immediately prior to the applicable Employee Transfer Date, and (b) other compensation and employee benefits (other than equity-based compensation and stock purchase plans) that are substantially equivalent, in the aggregate, to those in effect for such Transferred TMA Business Employee immediately prior to the applicable Employee Transfer Date. In addition, the terms and conditions of employment for Transferred TMA Business Employees who are covered by a collective bargaining or other labor Contract shall be continue to be governed by the applicable Contract. As of and after the applicable Employee Transfer Date, Buyer shall provide to each Transferred TMA Business Employee full credit for all purposes under any Transferred Benefit Plan, and each other employee benefit plan, policy or arrangement sponsored or maintained by Buyer or any of its Affiliates or to which Buyer or any of its Affiliates have an obligation to contribute, for such Transferred TMA Business Employee’s service prior to the applicable Employee Transfer Date with Seller and its Affiliates, to the same extent such service is recognized by Seller and its Affiliates immediately prior to the applicable Employee Transfer

Date under a similar Benefit Plan; provided that such service shall not be credited to the extent that such recognition would result in a duplication of benefits or for purposes of benefit accrual under any defined benefit pension plan or scheme maintained by Buyer or any of its Affiliates following the Closing that is not a Transferred Benefit Plan. The Parties agree that, in connection with the performance by Buyer of its obligations in this Section 6.2 and in Section 6.11, Buyer shall be entitled to solely rely on the information provided in the Employee Roster and on the Seller’s representations in Section 3.10, and Buyer shall be deemed to have complied with the requirements of this Section 6.2 and in Section 6.11 (related to such information provided in the Employee Roster and such representations), including for purposes of any provision of this Agreement that references compliance with this Section 6.2 and in Section 6.11, if the terms and conditions of employment that are offered to TMA Business Employees, and thereafter provided to Transferred TMA Business Employees, are consistent with the information provided in the Employee Roster and Seller’s representations in Section 3.10 (including the applicable terms and conditions of any Seller Benefit Plan or Transferred Benefit Plan disclosed in response to any such representation).

6.3 Health Coverages. Buyer shall cause each Transferred TMA Business Employee and his or her eligible dependents to be covered on and after the applicable Employee Transfer Date by a group health plan or plans maintained by Buyer or any of its Affiliates that (i) comply with the provisions of Section 6.2, (ii) do not limit or exclude coverage on the basis of any preexisting condition of such Transferred TMA Business Employee or dependent (other than any limitation already in effect under the applicable group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Benefit Plan, and (iii) use commercially reasonable efforts to provide each Transferred TMA Business Employee full credit under Buyer’s or such Affiliate’s group health plans, for the year in which the applicable Employee Transfer Date occurs, for any deductible or co-payment already incurred by the Transferred TMA Business Employee under the applicable group health Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Benefit Plan or Buyer’s or such Affiliate’s group health plans. Seller or one of its Affiliates shall have sole responsibility for COBRA benefits for any TMA Business Employee, any Transferred TMA Business Employee and all “qualified beneficiaries” of any TMA Business Employee for whom a “qualifying event” occurs prior to or at the Closing (including all qualifying events that occur in connection with the consummation of the transactions contemplated by this Agreement). Buyer or one of its Affiliates shall have sole responsibility for “continuation coverage” benefits for any Transferred TMA Business Employee and all “qualified beneficiaries” of any Transferred TMA Business Employee for whom a “qualifying event” occurs after Closing. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.

6.4 Severance. In the event that the termination of employment with Seller and its Affiliates of a TMA Business Employee, the refusal of a TMA Business Employee to accept an offer of employment from Buyer or its applicable Affiliates that is made on terms consistent with this Article VI, or the exercise by a TMA Business Employee of a right to object to an automatic transfer of the TMA Business Employee’s employment to Buyer, results in any obligation, contingent or otherwise, to pay any severance or other benefits (including any such benefits required under applicable Laws) to such TMA Business Employee, subject to Section 6.14,

Seller shall, and shall cause its Affiliates to, without limiting Section 6.11(b), reimburse and otherwise indemnify and hold harmless Buyer and its Affiliates for the costs paid by Buyer and its Affiliates, if any, for all such severance benefits required by applicable Law or by the applicable Seller Benefit Plan (including any such benefits customarily provided by Seller in order to secure a release of claims or post-termination restrictive covenants, as applicable) in which the TMA Business Employee participated (or was eligible to participate in) immediately prior to Closing. With respect to each Transferred TMA Business Employee whose employment is terminated without Cause or who resigns for Good Reason during the 12 month period commencing on the Closing Date, Buyer shall provide such Transferred TMA Business Employee with severance benefits equivalent, in the aggregate, to the greater of (a) the severance benefits determined in accordance with the Employee Roster, to the extent that severance benefits are based on wage rate or base salary level, and the applicable Benefit Plan that is disclosed on Section 3.10(a) of the Seller Disclosure Schedule covering such Transferred TMA Business Employee immediately prior to the Closing Date and (b) the severance benefits required by applicable Law, in each case of the foregoing clauses (a) and (b), taking into account such Transferred TMA Business Employee’s service with Seller and its Affiliates prior to and on the applicable Employee Transfer Date and with Buyer and its Affiliates on and after the applicable Employee Transfer Date; provided that, such severance benefits shall be reduced, to the maximum extent permitted by applicable Law, by any severance benefits, if any, that the Transferred TMA Business Employee has received in connection with the transactions contemplated hereby.

6.5 Employee-Related Assets and Liabilities.

(a) Except as otherwise provided in this Article VI, in particular in Section 6.11 of this Agreement (and subject to any adjustments pursuant to Section 2.8 associated with Working Capital), at the Closing, Seller and the other members of the Seller Group shall retain all of their respective rights, titles and interests in and to all Seller Benefit Plans and assets related thereto, and such assets shall be excluded from the sale, conveyance, assignment and transfer to Buyer. At the Closing, Buyer shall assume all of Seller’s or its Affiliates’ or Subsidiaries’ right, title and interest in and to (i) all Transferred Benefit Plans and assets attributable thereto and (ii) all assets related to Transferred International TMA Business Employees under International Pension Plans; provided, that, with respect to any assets attributable to a Delayed Employee Transferred Benefit Plan, such transfer shall be made as of the applicable Employee Transfer Date.

(b) At the Closing, Buyer or its designated Affiliates shall assume all Transferred Benefit Plans and assume and discharge and perform when due (i) all Liabilities arising from or related to the Transferred TMA Business Employees (other than the Excluded Employee Liabilities), (ii) all Liabilities arising from or related to the Transferred Benefit Plans, (iii) all Liabilities related to Transferred International TMA Business Employees under International Pension Plans that Buyer and its Affiliates are required to assume pursuant to applicable Law; provided, that, with respect to any such (x) Transferred Benefit Plan Liabilities relating to any Delayed Transfer Employee or Absent TMA Business Employee and (y) any Delayed Employee Transferred Benefit Plan Liabilities, such Liabilities shall be assumed as of the applicable Employee Transfer Date, and (iv) all Liabilities assumed by Buyer or its designated Affiliates pursuant to this Article VI. Notwithstanding the foregoing, Buyer and its

Affiliates shall not assume, and Seller and its applicable Affiliates shall retain, the Excluded Employee Liabilities (subject to any adjustments pursuant to Section 2.8 associated with Working Capital).

(c) As soon as practicable following the date of this Agreement, the parties shall cooperate in good faith to determine the applicable process for transferring such assets and Liabilities relating to the TMA Business Employees under the International Pension Plans as are to be transferred in accordance with this Section 6.5.

6.6 Accrued Vacation, Sick Leave and Personal Time. No less than five Business Days prior to the Closing Date, Seller shall provide to Buyer a schedule setting forth the unused vacation, sick leave and personal time (“PTO”) of all TMA Business Employees that has accrued as of a date not more than ten Business Days prior to the Closing Date. Buyer will recognize and assume all Liabilities included as current liabilities in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8 with respect to unused PTO of the Transferred TMA Business Employees that accrued prior to the Closing Date under any Benefit Plan solely to the extent reflected in the schedule provided to Buyer in accordance with the prior sentence. With respect to any Delayed Transfer Employees, Buyer will recognize and assume all Liabilities accrued with respect to unused PTO that occur between the Closing Date and the applicable Employee Transfer Date and Buyer will not recognize and assume PTO used by Delayed Transfer Employees between the Closing Date and the applicable Employee Transfer Date. Buyer shall, or shall cause its Affiliates to, within ten Business Days following the later of the applicable Employee Transfer Date and the date of the applicable payment, reimburse Seller for any payments made by Seller or any other member of the Seller Group to Transferred TMA Business Employees in respect of any Liabilities (i) included as current liabilities in the final calculation of Closing Working Capital with respect to unused PTO that accrued prior to the Closing Date and (ii) with respect to any Delayed Transfer Employees, with respect to unused PTO that accrued between the Closing Date and the applicable Employee Transfer Date, in each case, that become due as a result of the transfer of employment contemplated by this Article VI in accordance with the terms of the applicable Benefit Plan or applicable Law. Seller shall retain all Liability for any payments made by Seller or any other member of the Seller Group to any TMA Business Employee who does not become a Transferred TMA Business Employee in respect of earned but unused PTO that becomes due as a result of the TMA Business Employee’s termination of employment contemplated by this Article VI in accordance with the terms of the applicable Benefit Plan or applicable Law. Buyer shall allow such Transferred TMA Business Employee to use the PTO recognized or established in accordance with the first sentence of this Section 6.6, less any amounts that become due as a result of the transfer of employment contemplated by this Article VI in accordance with the terms of the applicable Benefit Plan or applicable Law, materially in accordance with the terms of the Benefit Plan applicable prior to the applicable Employee Transfer Date (in addition to, and not in lieu of, any PTO accrued under the applicable PTO plans or policies of Buyer or its Affiliates on or following the applicable Employee Transfer Date).

6.7 U.S. Tax Withholding. Solely for purposes of Taxes imposed under the United States Federal Unemployment Tax Act, as amended, and the United States Federal Insurance Contributions Act, as amended, the Parties agree to treat, and cause their applicable Affiliates to treat, Buyer (or its applicable Affiliate) as a “successor employer” and the Seller (or its applicable Affiliate) as “predecessor,” each within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to Transferred TMA Business Employees. Seller shall provide Buyer with wage and wage withholding information reasonably needed by Buyer (or its applicable Affiliate) to implement the “successor employer” regulations relating to wage withholding contained in Treasury Regulation § 31.3121(a)(1)-1(b) and Revenue Procedure 2004-53 and transition payroll processing to Buyer as of the Closing Date. Each of the Seller, Buyer and their respective Affiliates agrees to adopt the “Standard Procedure” described in IRS Revenue Procedure 2004-53 and furnish a separate IRS Form W-2 to each Transferred TMA Business Employee with respect to wages paid by Buyer (or its applicable Affiliate), on the one hand, and the Seller (or its applicable Affiliate), on the other.

6.8 401(k) Plan. Effective as of the Closing Date, Buyer shall establish, or cause an Affiliate to establish, tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Buyer 401(k) Plans”) for the benefit of each Transferred TMA Business Employee who, as of immediately prior to the applicable Employee Transfer Date, was eligible to participate in a Seller Benefit Plan that is a Qualified Plan that has a cash or deferred feature (collectively, the “Seller 401(k) Plans”). As soon as practicable after the applicable Employee Transfer Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Transferred TMA Business Employees, and the Buyer 401(k) Plan shall accept any such distribution as a rollover contribution if so directed by the Transferred TMA Business Employee. Notwithstanding anything herein to the contrary, the Seller 401(k) Plans shall continue to maintain any outstanding participant loan to a Transferred TMA Business Employee (subject to continued repayment thereof by such Transferred TMA Business Employee) to the extent that, after commercially reasonable efforts by Buyer, the Buyer 401(k) Plan does not accept a rollover of such participant loan from the Seller 401(k) Plans.

6.9 Flexible Spending Accounts. Seller and Buyer shall take all actions necessary or appropriate so that, effective as of the applicable Employee Transfer Date, (a) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or any other member of the Seller Group (collectively, the “Seller FSA Plan”) of the Transferred TMA Business Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Buyer (collectively, the “Buyer FSA Plan”); (b) the elections, contribution levels and coverage levels of such Transferred TMA Business Employees shall apply under the Buyer FSA Plan in the same manner as under the Seller FSA Plan; and (c) such Transferred TMA Business Employees shall be reimbursed from the Buyer FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the applicable Employee Transfer Date occurs that are submitted to the Buyer FSA Plan from and after the applicable Employee Transfer Date on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the applicable Employee Transfer Date, and in any event within ten Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Buyer the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Buyer shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

6.10 Annual Bonuses. Seller or the other applicable member of the Seller Group shall pay an annual bonus for the year in which the applicable Employee Transfer Date occurs prorated through the applicable Employee Transfer Date (which will be based upon actual performance determinations made by Seller, unless such determinations have not been made as of the time of payment, in which case the amount will be based upon the applicable pro-rated target level) to each Transferred TMA Business Employee who is, or would be, eligible to receive an annual bonus under any Benefit Plan pursuant to the terms thereof. Without limiting the generality of Section 6.2, following the applicable Employee Transfer Date, Buyer shall cause the Transferred TMA Business Employees to participate in short-term annual incentive compensation plans of Buyer and its Affiliates for the remainder of the year in which the applicable Employee Transfer Date occurs that provide short-term annual incentive compensation opportunities that are no less favorable than those provided to such Transferred TMA Business Employees immediately prior to the applicable Employee Transfer Date solely to the extent reflected on the Employee Roster and under terms provided pursuant to the applicable plan set forth in Section 3.10(a) of the Seller Disclosure Schedule, but that may take into account the payment made to the Transferred TMA Business Employee under this Section 6.10, if any, by Seller or the other applicable member of the Seller Group. With respect to any Delayed Transfer Employee, within ten (10) Business Days following the applicable Employee Transfer Date, Buyer shall reimburse Seller in an amount equal to the product of (a) the prorated annual bonus paid by Seller to such Delayed Transfer Employee, multiplied by (b) a fraction, where the numerator is the number of days between the Closing Date and the applicable Employee Transfer Date and the denominator is the number of days between January 1, 2016 and the applicable Employee Transfer Date.

6.11 Treatment of International TMA Business Employees. The following terms and conditions shall, in addition to the applicable terms and conditions of this Article VI, apply to International TMA Business Employees who become Transferred TMA Business Employees (“Transferred International TMA Business Employees”):

(a) In the event that the general provisions of this Agreement and the provisions of this Section 6.11 conflict, the provisions of this Section 6.11 shall prevail.

(b) In the case of Transferred International TMA Business Employees, Buyer and its Affiliates shall, in addition to meeting the applicable requirements of this Article VI, comply with any additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the Sale or otherwise.

(c) With respect to Transferred International TMA Business Employees that are employed in the United Kingdom, Germany, France, the Netherlands, Italy, Denmark, Spain, Poland and Finland which are listed in Section 6.11(c) of the Seller Disclosure Schedule (“Transferred European TMA Business Employees”), the provisions of this Section 6.11(c) shall prevail over the general provisions of this Agreement in case of conflict.

(i) For the avoidance of doubt, Buyer and Seller acknowledge that the Transferred European TMA Business Employees will (i) either automatically transfer by operation of law as a consequence of a business transfer or (ii) based on an agreement between the Transferred European TMA Business Employee, Buyer or its Affiliate and Seller or its Subsidiary to continue employment as set out in Section 6.1 of this Agreement; provided, that this condition shall be deemed fulfilled if such agreement provides for the continued employment with Buyer or its Affiliate as if an automatic transfer as a consequence of a business transfer would have occurred.

(ii) Without limiting the generality of Section 6.4, and subject to Section 6.14, in the event of an European TMA Business Employee objecting to the transfer of the employment relationship to Buyer or its applicable Affiliate, where the transferred employment would be on terms consistent with Section 6.2 and this Section 6.11, Seller shall retain the Liability for any severance or other benefits payable to such objecting European TMA Business Employee if such objecting European TMA Business Employee can be actively employed by Seller or its Subsidiaries in a vacant position. If there is no vacant position and the employment relationship of the objecting European TMA Business Employee is therefore terminated by Seller or its Subsidiaries, any and all costs arising from such termination (including payroll cost, taxes and social security contributions, court and legal fees) shall be borne by Seller. The same shall also apply in the event of Seller or its Subsidiaries terminating another employee in lieu of the objecting European TMA Business Employee for reasons of lawful social selection. The same shall apply (i) in the event the employment of the objecting European TMA Business Employee is terminated by way of a cancellation agreement between the Seller or its Subsidiary and the European TMA Business Employee or (ii) if the employment relationship with Buyer or its applicable Affiliate is terminated by the European TMA Business Employee within two months after the transfer of the employment relationship, provided such termination is based on the written rejection of the automatic transfer of the employment relationship by the European TMA Business Employee in jurisdictions and under circumstances where applicable Law provides for such rejection following the applicable transfer of the employment relationship.

(d) With respect to International Pension Plans, Seller and the other members of the Seller Group will take all reasonable actions required for transferring the position of the Seller or the position of any member of the Seller Group as a sponsoring company in relation to the relevant existing insurance contracts that relate to any Transferred European TMA Business Employee to Buyer or its Affiliates as designated by Buyer.

(e) In the case of International TMA Business Employees, prior to the Closing Buyer and its Affiliates shall not propose or plan to amend or modify the compensation and benefits or terms and conditions of employment of any International TMA Business Employees to be provided following the applicable Employee Transfer Date, in each case, to the extent that such proposed amendment or modification will trigger a Works Council Process or Consultation Requirement that would not reasonably be expected to be completed within one month following the date hereof.

(f) In each country where notification is required by any Consultation Requirement or Works Council Process, as soon as reasonably practicable after the Signing, Buyer and Seller shall jointly inform in writing all respective International TMA Business Employees about the intended transfer of their employment relationship as required under applicable Laws or Works Council Processes (“Notification Letter”). Buyer and Seller shall make commercially reasonable efforts to support each other with finalizing and sending the Notification Letters to all relevant International TMA Business Employees and with any subsequent Consultation Requirements and required confirmations of transfer of employment.

(g) Buyer and Seller shall each provide, shall cause each of their respective Subsidiaries to provide, and shall use commercially reasonable efforts to cause each of their respective representatives to provide, all cooperation reasonably requested by the other in connection with any Notification Letter, Consultation Requirement or Works Council Process relating to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Buyer (i) acknowledges that Buyer may have obligations to perform or produce information in respect of the Notification Letters and Consultation Requirements, and under the Works Council Processes, and agrees to fully perform any such obligations or produce any such information in a timely manner; and (ii) agrees that it will promptly provide required information to Seller, and carry out whatever actions may be required, so that Seller may timely fulfil its obligations in respect of the Notification Letters and Consultation Requirements, and under the Works Council Processes.

(h) Seller shall retain, or, if applicable, reimburse Buyer and its Affiliates for, all Liabilities directly resulting from Seller’s failure to comply with Laws applicable to the Notification Letters, Consultation Requirements and Works Council Processes; provided, however, that in the event that Seller’s failure to comply with Laws applicable to Notification Letters, Consultation Requirements or the Works Council Processes arises primarily from or relates primarily to Buyer’s failure to comply with its obligations under this Article VI, Buyer and its Affiliates will assume (or if applicable, reimburse or indemnify Seller and its Affiliates for or against) such Liabilities.

(i) Buyer and Seller shall inform each other of any notice received from any Transferred International TMA Business Employee who objects to the transfer of its employment relationship to Buyer without undue delay. If, for whatever reasons, any Notification Letter, Consultation Requirement or Works Council Process is not sufficient to comply with the requirements as provided by applicable Law, Seller and Buyer shall immediately take all reasonable actions and measures in order to properly inform the Transferred International TMA Business Employee.

(j) In the event that Buyer and its Affiliates, with respect to any Transferred International TMA Business Employee, either (i) do not provide a mirror benefit plan that is identical to the provisions that are in effect as of immediately prior to the applicable Employee Transfer Date under each International TMA Benefit Plan in which such Transferred International TMA Business Employee was covered or eligible for coverage immediately prior to the applicable Employee Transfer Date, or (ii) amend or otherwise modify at or after the applicable Employee Transfer Date any such mirror benefit plan or other term or condition of employment (including compensation and benefits) applicable to such Transferred International TMA Business Employee immediately prior to the applicable Employee Transfer Date, which, in either case of the foregoing clause (i) or (ii), results in any obligation, contingent or otherwise, of Seller or any other member of the Seller Group to pay any severance or other benefits (including such benefits required under applicable Laws) to any Transferred International TMA Business Employee or any additional Liability incurred by Seller or any other member of the Seller Group in connection therewith, Buyer shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless Seller and the other members of the Seller Group and their respective Affiliates for the total cost, social charges included, of all such severance and other benefits and any additional Liability incurred therewith. The foregoing shall apply only for a period of one year, beginning at the applicable Employee Transfer Date unless a longer period to maintain a benefit plan is applied under applicable Laws or any applicable collective bargaining agreements, works council agreements or similar labor agreements.

6.12 Immigration Compliance. Buyer agrees that, from and after the date hereof, it will, or will cause its applicable Affiliate to, use commercially reasonable efforts to cooperate with Seller and its applicable Affiliate to processing and supporting green card applications and other visa or similar applications of TMA Business Employees.

6.13 Delayed Transfer Employees.

(a) As of the date hereof, Section 6.13(a) of the Seller Disclosure Schedule sets forth a list of each TMA Business Employee Seller has determined in good faith and using reasonable efforts may not transfer employment as of the Closing Date because the applicable Works Council Process, Consultation Requirement or visa or similar immigration process may not be satisfied as of the Closing Date. No later than ten Business Days prior to the Closing Date, Seller shall provide Buyer with a revised Section 6.13(a) of the Seller Disclosure Schedule. In each case, Section 6.13(a) of the Seller Disclosure Schedule shall contain the name, facility, and country of employment of each Delayed Transfer Employee other than any Payroll Delayed Transfer Employee or any Delayed Transfer Employee primarily employed in China or the Philippines. The applicable Employee Transfer Date for each Payroll Delayed Transfer Employee and Delayed Transfer Employee other than any Payroll Delayed Transfer Employee or any Delayed Transfer Employee primarily employed in China or the Philippines shall be mutually agreed between Buyer and Seller. With respect to the Delayed Transfer Employees, Buyer and Seller undertake to use commercially reasonable efforts to ensure that the applicable Works Council Processes and Consultation Requirements are completed no later than one month after the Closing Date and the applicable visa or similar immigration processes are completed as soon as possible following the Closing Date (but not later than after the eight-month anniversary of the Closing Date).

(b) With respect to any Delayed Transfer Employee other than any Delayed Transfer Employee primarily employed in China or the Philippines as the result of a China Delayed Closing or a Philippines Delayed Closing, as applicable, (a) Seller shall use commercially reasonable efforts to make such Delayed Transfer Employee available to Buyer to provide services to the TMA Business between the Closing Date and the applicable Employee Transfer Date and (b) Buyer shall reimburse Seller for the costs of compensation and benefits (including salary, wages, and the cost of premiums for fully-insured benefit plans) attributable to such Delayed Transfer Employee for the period between the Closing Date and the applicable Employee Transfer Date. Other than with respect to any Delayed Transfer Employee primarily employed in China or the Philippines as the result of a China Delayed Closing or a Philippines Delayed Closing, as applicable, Seller and Buyer shall cooperate in good faith to ensure that Buyer and its Affiliates or Subsidiaries receive the economic benefits and burdens that would accrue to Buyer if such Delayed Transfer Employee were employed by Buyer as of the Closing.

6.14 Non-Conforming Offers and Terms of Employment. Notwithstanding anything in this Article VI to the contrary, in the event of a termination of employment with Seller and its Affiliates of a TMA Business Employee who did not receive from Buyer an offer of employment made on terms consistent with the terms of Section 6.2 or Section 6.11 or if a European TMA Business Employee objects to the transfer of the employment relationship to Buyer or its applicable Subsidiary where the transfer of employment would not be on terms consistent with Section 6.2 or Section 6.11, Buyer shall reimburse and otherwise indemnify and hold harmless Seller and its Affiliates for the costs paid by Seller and its Affiliates, if any, of all severance benefits required by applicable Law or by the applicable Seller Benefit Plan (including any such benefits customarily provided by Seller in order to secure a release of claims or post-termination restrictive covenants, as applicable) in which the TMA Business Employee participated (or was eligible to participate in) immediately prior to Closing.

6.15 Employee Communications. From and after the date of this Agreement and until the applicable Employee Transfer Date, Buyer and Seller shall cooperate to develop protocols relating to (a) Buyer’s extension of offers of employment to TMA Business Employees and the transfer of the employment of TMA Business Employees by operation of law, in each case, in accordance with this Article VI, and (b) Buyer’s communications with any TMA Business Employees relating to employee benefits, post-Closing terms of employment or otherwise.

6.16 No Third-Party Beneficiaries. Without limiting the generality of Section 11.5, notwithstanding any provision of this Article VI to the contrary, the provisions of this Article VI are solely for the benefit of the Parties and no current or former employee, director or independent contractor or any other individual associated therewith, including any TMA Business Employee, shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan or other employee benefit plan for any purpose. No provision in this Article VI constitutes a guarantee of employment or continued employment for any TMA Business Employee, including any Transferred TMA Business Employee, or restricts the rights of Buyer or any of its Affiliates to terminate the employment of any Person, including any Transferred TMA Business Employee.

ARTICLE VII

TAX MATTERS

7.1 Tax Indemnification by Seller. Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Buyer and its Affiliates (collectively, the “Buyer Tax Indemnified Parties”) and hold each Buyer Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes of or imposed on any member of the Transferred Entity Group or otherwise with respect to the TMA Business for any Pre-Closing Period; (ii) any Taxes of any member of the Seller Group for which any member of the Transferred Entity Group is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable U.S. state, local or non-U.S. Law); (iii) any Taxes imposed with respect to any Transferred Assets or Assumed Liabilities for any Pre-Closing Period and any Taxes imposed with respect to any Excluded Assets or Excluded Liabilities for any period; (iv) any Taxes arising out of or resulting from any breach by Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement; (v) any Taxes for which Seller is responsible pursuant to Section 7.11; (vi) any VAT in respect of Accounts Receivable, which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8, that is received by Seller (or any Affiliate or Subsidiary or Seller) or not received by Buyer (or a Subsidiary or Affiliate of Buyer) as a result of any action or inaction of Seller (or a Subsidiary or Affiliate of Seller); and (vii) reasonable out-of-pocket fees and expenses attributable to any item described in the foregoing clauses (i) through (vi); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Buyer Tax Indemnified Parties from or against any VAT or sales or use Tax to the extent that any Buyer Tax Indemnified Party would be entitled to a credit or repayment in respect of such VAT or sales or use Tax from the applicable Tax Authority, or such VAT or sales or use Tax is otherwise recoverable (except to the extent that recovery is prevented solely as a result of the Seller’s action (including, for the avoidance of doubt, the failure of Seller or any Affiliate of Seller to timely provide such accurate information and/or documentation as is required by Buyer or an Affiliate or Subsidiary of Buyer to recover such VAT) or such VAT or sales or use Tax was included in Accounts Receivable, which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8). For the avoidance of doubt, (x) Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party pursuant to this Section 7.1 to the extent the applicable Taxes were included in the calculation of Closing Working Capital and reflected or reserved for on the Post-Closing Statement as finally determined pursuant to Section 2.8 and included in the calculation of the Final Purchase Price, and (y) notwithstanding anything to the contrary herein, to the extent that an item is described in both this Section 7.1 and Section 10.2(a)(i), the provisions of this Article VII shall govern.

7.2 Tax Indemnification by Buyer. Effective as of and after the Closing Date, Buyer shall pay or cause to be paid, and shall jointly and severally indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes imposed on or with respect to any member of the Transferred Entity Group for any Post-Closing Period; (ii) any Taxes imposed with respect to any Transferred Assets or Assumed Liabilities for any Post-Closing Period; (iii) any Taxes arising from any action taken or transaction entered into by Buyer or any member of the Transferred Entity Group outside the ordinary course of business on the Closing Date after the Closing; (iv) any Taxes arising out of or resulting from any breach of any covenant or agreement of Buyer contained in this Agreement; (v) any Taxes included as liabilities in the calculation of Closing Working Capital; (vi) any Taxes for which Buyer is responsible pursuant to Section 7.11; and (vii) any reasonable out-of-pocket fees and expenses attributable to any item described in the foregoing clauses (i) through (vi); provided, further, that, for the avoidance of doubt, Buyer shall not be required to indemnify Seller in respect of any amounts described above to the extent that such amounts are charged as a result of Seller’s breach of any provision of this Agreement or any Ancillary Agreement. For the avoidance of doubt, notwithstanding anything to the contrary herein, to the extent that an item is described in both this Section 7.2 and Section 10.3(a)(i), the provisions of this Article VII shall govern. For the avoidance of doubt, notwithstanding anything to the contrary in this Section 7.2, neither Buyer nor any Subsidiary or Affiliate of Buyer shall be required to pay to Seller any amount in respect of VAT received by Buyer (or such Subsidiary or Affiliate) in respect of Accounts

Receivable paid to Buyer (or such Subsidiary or Affiliate of Buyer) after the Closing, which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8.

7.3 Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the members of the Transferred Entity Group that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the members of the Transferred Entity Group allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of the members of the Transferred Entity Group allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

7.4 Tax Returns.

(a) Seller shall prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of a member of the Seller Group or of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return) and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any member of the Transferred Entity Group for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return. Buyer shall not amend or revoke any Pre-Closing Separate Tax Return (or any notification or election relating thereto) without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. At Seller’s request and at Seller’s sole cost, Buyer shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns provided that the filing of such amended Pre-Closing Separate Tax Return is not reasonably expected to have an adverse impact on Buyer or any Buyer Affiliate, as determined by Buyer in its reasonable discretion. Buyer shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.4(a), and Buyer shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the relevant member of the Transferred Entity Group.

(b) Except for any Tax Return required to be prepared by Seller pursuant to Section 7.4(a), Buyer shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the members of the Transferred Entity Group. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Buyer shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the relevant member of the Transferred Entity Group. Buyer shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least 30 days prior to the due date therefor (taking into account any extensions). Seller shall provide any comments to Buyer within 15 Business Days of receipt of any such Straddle Period Separate Tax Return and Buyer shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller. Buyer shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request, Buyer shall file, or cause to be filed, amended Straddle Period Tax Returns; provided, that the filing of such amended Straddle Period Tax Return is not reasonably expected to have an adverse impact on Buyer or any Buyer Affiliate, as determined by Buyer in its reasonable discretion.

7.5 Certain Refunds, Credits and Carrybacks.

(a) Seller shall be entitled to any refunds or credits of or against any Taxes for which Seller is responsible under Section 7.1 or which were included as liabilities in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8 and included in the calculation of the Final Purchase Price (including, for the avoidance of doubt, any repayment, credit or other recovery of VAT borne by Seller or any of its Affiliates in the Pre-Closing Period). Buyer shall be entitled to any refunds or credits of any member of the Transferred Entity Group of or against any Taxes of such member other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of or against Taxes of the members of the Transferred Entity Group for any Straddle Period shall be equitably apportioned between Seller and Buyer in accordance with the principles set forth in Section 7.2 and the first sentence of this Section 7.5(a). Each Party that receives a refund or credit to which another Party is entitled under this Section 7.5(a) shall pay, or cause its Affiliates to pay, to the Party entitled to such refund or credit, the amount of such refund or credit (including any interest paid thereon and net of any Taxes to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within 15 Business Days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

(b) Buyer shall have no obligation to cause the members of the Transferred Entity Group to carry forward or carry back, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date.

7.6 Tax Contests.

(a) If any Tax Authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is actually and materially prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Tax Authority.

(b) In the case of a Tax Proceeding of or with respect to any member of the Transferred Entity Group for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.6(c)), Seller shall have the exclusive right and obligation to conduct, at its own expense, such Tax Proceeding; provided that (i) Seller shall acknowledge to Buyer in writing its obligation to indemnify Buyer under this Agreement for any liability in respect of Taxes imposed on any member of the Transferred Entity Group pursuant to Section 7.1 of this Agreement, (ii) Seller shall keep Buyer reasonably informed of the progress of such Tax Proceeding, (iii) Buyer shall be permitted to review and comment on all significant written submissions made to any administrative or judicial body in connection with such Tax Proceeding to the extent such submissions relate to a member of the Transferred Entity Group, (iv) to the extent that an assessment must be paid in respect of Taxes prior to commencing such Tax Proceeding, Seller shall pay all such amounts prior to the date that such amounts may be collected from Buyer (or any of its Affiliates, including, for the avoidance of doubt, any member of the Transferred Entity Group for any period beginning after the Closing), and (v) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have a material adverse impact on Buyer or any of its Affiliates for any Post-Closing Period.

(c) In the case of a Tax Proceeding of or with respect to any member of the Transferred Entity Group for any Straddle Period, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that an assessment (or any portion thereof) must be paid in respect of Taxes prior to commencing a Tax Proceeding pursuant to this Section 7.6(c), the Controlling Party shall pay all such amounts to the applicable Tax Authority. For purposes of this Agreement, “Controlling Party” shall mean Buyer if Buyer and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Buyer is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement but subject to Section 7.6(b), Seller shall have the exclusive right to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller (other than a Tax Return relating solely to one or more of the Transferred Assets) or any other member of the Seller Group, or (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

7.7 Cooperation and Exchange of Information.

(a) Not more than 30 days after the receipt of a request from Seller, and in accordance with Buyer’s ordinary course Tax compliance and accounting practices, Buyer shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, reasonably requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to any member of the Transferred Entity Group. Buyer shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.

(b) Except as otherwise specifically provided in this Agreement, each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax Authorities, and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after notice to the other Party, unless the other Party reasonably requests to take possession of such Tax Returns or other documents at such other Party’s own expense.

7.8 Tax Sharing Agreements. To the extent relating to the members of the Transferred Entity Group, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any member of the Transferred Entity Group, on the one hand, and any member of the Seller Group, on the other hand, are parties, and neither Seller nor any of its Affiliates nor any member of the Transferred Entity Group shall have any rights or obligations thereunder after the Closing.

7.9 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of U.S. state, local or non-U.S. Law)), Seller and Buyer shall (and shall cause their respective Affiliates to) treat any and all payments under Section 2.8(g), this Article VII, and Article X as an adjustment to the purchase price for Tax purposes.

7.10 Certain Tax Elections. Buyer shall not make, and shall cause its Affiliates not to make, any election with respect to any member of the Transferred Entity Group (including any election pursuant to Treasury Regulation Section 301.7701-3 or Section 338(g) of the Code), which election would be effective or have effect prior to the Closing Date.

7.11 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Seller and Buyer shall each pay, when due, and be responsible for, one half of any applicable Transfer Taxes. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. The provisions of this Section 7.11 shall survive Closing.

7.12 VAT. With respect to VAT, the following shall apply:

(a) The Parties agree that (i) the Transferred Assets are being transferred pursuant to this Agreement as a going concern, (ii) the Buyer has the intention of carrying on the same business with the Transferred Assets as the Seller, and (iii) therefore, no VAT should apply to the transactions contemplated by this Agreement; provided, that, notwithstanding the foregoing, the Buyer and the Seller acknowledge that certain jurisdictions may impose VAT on the transactions contemplated by this Agreement.

(b) In the event that any VAT is imposed upon or against the Seller or its applicable Subsidiaries in relation to the sale of Transferred Assets as contemplated by this Agreement whereby the Seller was required to issue an invoice to the Buyer inclusive of VAT in accordance with the requirements of applicable Law, the Seller shall promptly notify the Buyer of the amount of such VAT and shall issue, or shall cause such Subsidiaries to issue, a VAT invoice in accordance with the requirements of applicable Law. The Buyer shall remit, or shall cause its designated Affiliates or Subsidiaries to remit, to the Seller or its applicable Subsidiaries, the amounts specified in such VAT invoice within 20 days following receipt of such VAT invoice by the Buyer or its designated Affiliates or Subsidiaries. The Seller shall timely pay, or cause the applicable Subsidiaries to timely pay, any VAT amounts so received to the applicable Tax Authority as required under applicable Law.

(c) In the event that any VAT is imposed upon or against the Buyer or its designated Affiliates or Subsidiaries in relation to the sale of Transferred Assets as contemplated by this Agreement (e.g. in case a reverse charge or similar mechanism applies), the Buyer shall promptly notify the Seller of the amount of such VAT. The Seller shall issue, or shall cause its applicable Subsidiaries to issue, an invoice in accordance with the requirements of applicable Law, as required, exclusive of VAT. To the extent that any VAT imposed in respect of the sale of the Transferred Assets as contemplated by this Agreement is not recoverable by the Buyer (or its applicable Affiliates or Subsidiaries), the Seller shall pay to the Buyer (or such Affiliates or Subsidiaries as may be designated by the Buyer) an amount equal to 50% of such unrecoverable VAT.

(d) The Parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption of VAT or for seeking a refund or credit of VAT. Any Tax Return that is required to be filed with respect to VAT will be prepared and filed by the party that customarily has primary responsibility for filing such Tax Return pursuant to applicable Law, except that in no event shall any such Tax Return be filed (unless required to be filed pursuant to applicable Law) that (i) relates to the recovery of VAT in respect of Accounts Receivable (which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8), without Buyer’s prior written consent, or (ii) could reasonably be expected to give rise to an obligation of the Seller to indemnify a Buyer Tax Indemnified Party for VAT pursuant to this Agreement, without the Seller’s prior written consent, in each case such consent not to be unreasonably withheld, conditioned or delayed.

(e) For the avoidance of doubt, notwithstanding anything to the contrary in Section 7.2 or this Section 7.12, neither Buyer nor any Subsidiary or Affiliate of Buyer shall be required to pay to Seller any amount in respect of VAT received by Buyer (or such Subsidiary or Affiliate) in respect of Accounts Receivable (which Accounts Receivable were included in the calculation of Closing Working Capital as finally determined pursuant to Section 2.8) that is paid to Buyer (or such Subsidiary or Affiliate) after the Closing.

7.13 Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten Business Days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Tax Authority.

7.14 Survival; Tax Matters Coordination. The indemnification obligations under Section 7.1 and Section 7.2 shall survive until 90 days after the expiration of the applicable statutory periods of limitation and all other covenants and agreements contained in this Article VII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, Section 10.1, Section 10.2(b), and Section 10.3(b); (ii) the provisions of Article X (other than Section 10.1, Section 10.2(b) and Section 10.3(b)) shall not apply; and (iii) no double recovery shall be permitted between this Article VII and Article X, and Article VII shall control with respect to any matters described herein.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Antitrust Approvals. All Regulatory Approvals or expirations or terminations of waiting periods (including any extension thereof) required to be obtained or to have occurred under the HSR Act and under the Antitrust Laws of the jurisdictions listed on Section 8.1(a) of the Seller Disclosure Schedule (the “Regulatory Approvals”) shall have been obtained or shall have occurred.

(b) No Injunctions. There shall not be in effect any final, non-appealable Order by a Governmental Entity in the United States or in any jurisdictions listed on Section 8.1(b) of the Seller Disclosure Schedule permanently enjoining or having the effect of making the Sale illegal or otherwise prohibiting the consummation of the Sale.

(c) No Illegality. No Law shall have been enacted, entered, promulgated and remain in effect in the United States or in any jurisdictions listed on Section 8.1(b) of the Seller Disclosure Schedule that prohibits or makes illegal the consummation of the Sale.

(d) French Works Council. The Consultation Process shall have been completed.

8.2 Conditions to Buyer’s Obligation to Close. Buyer’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Seller set forth in Article III (disregarding for purposes of this Section 8.2(a) any qualifications based on “material,” “Material Adverse Effect” or words of similar import contained in such representations and warranties), shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly relate to an earlier date, in which case they shall be true and correct as of such earlier date), except where any failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, however, that (x) the representations and warranties of Seller set forth in Sections 3.1 (Organization and Qualification; Subsidiaries), 3.2 (Capitalization of the Members of the Transferred Entity Group), 3.3 (Authority Relative to the Transaction Documents), and 3.17 (Brokers) (such representations and warranties in this clause (x), the “Seller Fundamental Representations”) shall be true and correct in all respects (except for such inaccuracies as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly relate to an earlier date, in which case they shall be true and correct as of such earlier date), (y) the representation and warranties of Seller set forth in the last sentence of Section 3.6(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (z) the representations and warranties of Seller set forth in Section 3.18 (Sufficiency of and Title to Assets) and Section 3.16 (Intercompany Arrangements) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly relate to an earlier date, in which case they shall be true and correct as of such earlier date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably expected to be material to the TMA Business, taken as a whole.

(b) Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Buyer shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) Closing Deliverables. Seller shall have delivered (or caused to be delivered) each of the items contemplated by Section 2.7(a) on or prior to the Closing Date.

(e) Acceptance Notice. Teradata France shall have executed, and Seller or Teradata France has delivered to Buyer, the Acceptance Notice.

8.3 Conditions to Seller’s Obligation to Close. Seller’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer set forth in Article IV (disregarding for purposes of this Section 8.3(a) any qualifications based on “material,” “Buyer Material Adverse Effect” or words of similar import contained in such representations and warranties), which shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they expressly relate to an earlier date, in which case they shall be true and correct as of such earlier date), except where any failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect; provided, however, that the representations and warranties of Buyer set forth in Sections 4.1 (Organization and Qualification; Subsidiaries), 4.2 (Authority Relative to the Transaction Documents) and 4.6 (Brokers) (collectively, the “Buyer Fundamental Representations”) shall be true and correct in all respects (except for such inaccuracies as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Covenants and Agreements. The covenants and agreements of Buyer to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Buyer by an executive officer of Buyer, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Closing Deliverables. Buyer shall have delivered (or caused to be delivered) each of the items contemplated by Section 2.7(b) on or prior to the Closing Date.

8.4 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Buyer;

(b) by either Seller or Buyer, if:

(i) the Closing shall not have occurred on or before October 22, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure or whose Affiliate’s failure to perform (or fail to perform) any covenant or obligation under this Agreement has been the cause of or has resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Outside Date;

(ii) if any Order issued, or Law enacted, entered or promulgated, in each case that is still in effect, by a Governmental Entity permanently enjoins or prohibits or makes illegal the consummation of the Sale in a manner that would give rise to the failure of a condition set forth in Section 8.1(b) or Section 8.1(c), and such Order has become effective, final and nonappealable (except for Orders relating to Antitrust Laws, which shall be governed by Section 9.1(b)(iii)); or

(iii) if any Regulatory Approval shall have been denied in a manner that would give rise to the failure of a condition set forth in Section 8.1(a) and such denial shall have become final and nonappealable and remain in effect; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under Section 5.3;

(c) by Seller if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) (x) cannot be cured prior to the Outside Date or (y) has not been cured prior to the date that is thirty days from the date that Buyer is notified by Seller in writing of such breach or failure to perform; provided that Seller is not then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied;

(d) by Buyer if Seller shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (B) (x) cannot be cured prior to the

Outside Date or (y) has not been cured prior to the date that is thirty days from the date that Seller is notified by Buyer in writing of such breach or failure to perform; provided that Buyer is not then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied; or

(e) by Seller if: (A) (i) all the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination), (ii) Seller has delivered a written notice to Buyer stating that, if Buyer performs its obligations under this Agreement and the Equity Commitment Letter, Seller stands ready, willing and able to consummate the Closing and (iii) Buyer fails to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.7.

9.2 Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Buyer pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

9.3 Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Buyer pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party to this Agreement, except as set forth in this Section 9.3; provided, however, that (a) the provisions of Section 5.2 (Confidentiality), Section 5.3(e) (Efforts), Section 5.7 (Public Announcements), Section 9.4 (Reverse Termination Fee) and Article XI (General Provisions) shall survive any termination of this Agreement, (b) such termination shall not relieve either Party for failure to perform its obligations hereunder prior to such termination (except as otherwise expressly set forth herein with respect to a Specified Seller Termination and receipt of the Reverse Termination Fee by Seller), and (c) nothing in this Agreement shall relieve either Party from liability for any fraud. The obligations of the Parties under the Confidentiality Agreement shall survive any termination of this Agreement in accordance with the terms of such Confidentiality Agreement.

9.4 Reverse Termination Fee.

(a) If this Agreement is validly terminated (i) by Seller pursuant to Section 9.1(e), or (ii) by Seller pursuant to Section 9.1(c) where there has been a willful breach by Buyer that has resulted in the failure of a condition in Section 8.1 or 8.3 to be satisfied (each, a “Specified Seller Termination”), then, Buyer shall pay (or cause to be paid) by wire transfer of immediately available funds, to an account or accounts designated by Seller, within ten Business Days after the date on which this Agreement is so terminated the amount equal to $7,200,000 (the “Reverse Termination Fee”); provided, that in the event that Seller has exercised or attempted to exercise its rights to specific performance as provided in Section 11.11, Seller shall not be entitled to the Reverse Termination Fee unless Seller has effected a Specified Seller Termination within ten Business Days after an Order denying Seller a grant of specific performance to consummate the Closing as provided in Section 11.11 has become effective, final and nonappealable.

(b) Each Party acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Party would not enter into this Agreement. The Parties acknowledge that the Reverse Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. Subject to Section 9.4(c), the Parties acknowledge that the right of Seller to pursue the Reverse Termination Fee shall not limit or otherwise affect Seller’s right to specific performance as provided in Section 11.11, or any of Seller’s rights set forth in Section 9.3 and Section 9.4(c); provided, however, that from and after such time as the Closing has occurred, Seller shall not under any circumstances be entitled to the Reverse Termination Fee.

(c) Except in the case of any fraud, in any circumstance in which Seller effects a Specified Seller Termination and receives the Reverse Termination Fee in accordance with Section 9.4(a) and Section 9.4(b), Seller’s termination of this Agreement and receipt of the Reverse Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Seller and its Subsidiaries, and any of their respective, direct or indirect, former, current or future equityholders, general or limited partners, managers, officers, directors, employees, representatives, agents, successors and assigns (collectively, “Seller Related Parties”) against Buyer, Sponsor, the Guarantor under the Limited Guaranty, and any of their respective, direct or indirect, former, current or future equityholders, general or limited partners, managers, Subsidiaries, Affiliates, officers, directors, employees, representatives, agents, successors and assigns (collectively, “Buyer Related Parties”) in connection with this Agreement, the Ancillary Agreements, the Limited Guaranty and the Equity Commitment Letter, including for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, the transactions contemplated hereby, the Ancillary Agreements or the Limited Guaranty or the Equity Commitment Letter, and upon such Specified Seller Termination and receipt of the Reverse Termination Fee by Seller, none of the Buyer Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby, or the Limited Guaranty or the Equity Commitment Letter (in each case, except that the applicable Buyer Related Parties shall remain obligated for, and Seller and the other members of the Seller Group may be entitled to remedies with respect to, any breach of the Confidentiality Agreement, whether in equity or at law, in contract, in tort or otherwise). In the event of a Specified Seller Termination and receipt of the Reverse Termination Fee by Seller, then Seller agrees to cause any Action pending or contemplated in connection with this Agreement or any of the transactions contemplated hereby (including any Action related to the Equity Financing or Equity Commitment Letter) by Seller or any of its Subsidiaries, and to use their commercially reasonable best efforts to cause any such Action by any other Seller Related Party against Buyer or any Buyer Related Party, to be dismissed with prejudice promptly (or not undertaken, as applicable), and in any event within ten Business Days, after payment of the Reverse Termination Fee to Seller. For the avoidance of doubt, nothing in this Section 9.4(c) shall limit any remedies of Seller prior to a Specified Seller Termination by Seller, including specific performance under Section 11.11.

9.5 Extension; Waiver. At any time prior to the Closing, either Seller or Buyer may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive the Closing until the date that is 12 months after the Closing Date; provided, however, that (i) Section 3.18 (Sufficiency of and Title to Assets) shall survive until the date that is the third anniversary of the Closing Date; (ii) the Seller Fundamental Representations, Section 3.12 (Taxes) and the Buyer Fundamental Representations shall survive until the date that is 60 days following the expiration of the applicable statute of limitations; and (iii) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by the claiming Party to the other Party in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that (i) written notice of a claim so delivered shall extend the applicable survival period for such claim until such claim is conclusively resolved, (ii) written notice of a claim for Losses under Section 10.2(a)(iv) must be given no later than the third anniversary of the Closing Date and (iii) written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be delivered no later than 12 months following the expiration of such covenant or agreement in accordance with its terms.

10.2 Indemnification by Seller.

(a) Subject to the provisions of this Article X and except with respect to indemnification for Taxes under Article VII, effective as of and after the Closing Date, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and Subsidiaries, and their respective managers, officers, directors, employees, members, partners, shareholders, Subsidiaries, Affiliates, representatives, agents, and all of their respective successors and assigns (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Buyer Indemnified Parties, to the extent arising out of or relating to:

(i) any breach of any representation or warranty of Seller contained in Article III of this Agreement as of the date hereof or as of the Closing Date (or, in the case of representations or warranties that are made as of an earlier date, as or such earlier date) or of any statement made in any certificate delivered by Seller or its Affiliates with respect thereto as of the Closing Date (or, in the case of representations or warranties that are made as of an earlier date, as or such earlier date), it being understood that, to the extent a Loss is described in both Section 7.1 and this Section 10.2(a)(i), Section 7.1 shall control;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement or the Side Letter;

(iii) any Excluded Liabilities;

(iv) any Indebtedness of the Transferred Entity Group or the TMA Business existing as of the Closing; or

(v) other than the Assumed Liabilities, any Losses which are Liabilities of the Seller Group (excluding the TMA Business and the members of the Transferred Entity Group) or the Seller Retained Businesses for which, under applicable law, any member of the Transferred Entity Group could be held liable.

(b) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses pursuant to Section 10.2(a)(i) or (iv) (except that clauses (ii) and (iii) below shall not apply with respect to breaches of the Seller Fundamental Representations) or any Taxes pursuant to Section 7.1 (including, for the avoidance of doubt, any Losses pursuant to Section 7.1(vii) relating thereto):

(i) to the extent that such Losses or Taxes were included in the calculation of Closing Working Capital or Closing Indebtedness Amount and reflected or reserved for on the Post-Closing Statement as finally determined pursuant to Section 2.8 and included in the calculation of the Final Purchase Price;

(ii) unless such claim individually or a series of related claims involves Losses or Taxes in excess of $50,000 (the “De Minimis Amount”), it being understood that if such Losses or Taxes do not exceed the De Minimis Amount, such Losses or Taxes shall not be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses or Taxes under this Section 10.2(b) (provided that, notwithstanding anything to the contrary herein, this Section 10.2(b)(ii) shall not apply to any Losses under Section 10.2(a)(iv) or Taxes to the extent that the aggregate amount of all such Losses or Taxes exceed $250,000);

(iii) for Losses under Section 10.2(a)(i) (other than any Losses in respect of Taxes pursuant to Section 7.1), until the aggregate amount of such Losses of the Buyer Indemnified Parties exceeds $450,000 (the “Deductible”), it being understood that if such Losses exceed the Deductible, Seller shall be obligated for the Buyer Indemnified Parties’ Losses under Section 10.2(a)(i) from the first dollar of such Losses, including to the extent below the Deductible; and

(iv) for any Losses under Section 10.2(a)(i) (other than any Losses resulting from a breach of the Seller Fundamental Representations or any Losses in respect of Taxes pursuant to Section 7.1) to the extent that the aggregate amount of such Losses exceeds $1,350,000 (the “Cap”) or, in the case of any Losses resulting from a breach of the Seller Fundamental Representations or Section 3.18(b) (Title to Assets), to the extent that the aggregate amount of such Losses exceeds the Base Purchase Price; provided, however, that to the extent that Losses under Section 10.2(a)(i) for breaches of Section 3.18(a) (Sufficiency of Assets) exceed the Cap, the Cap solely with respect to such Losses shall be $28,350,000 and provided, further, that Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, Losses under Section 10.2(a)(i) for breaches of Section 3.18(a) (Sufficiency of Assets) in excess of $1,350,000 unless and only to the extent that the aggregate amount of such Losses exceeds $10,350,000.

(c) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, (i) any Losses to the extent that such Losses were included in the calculation of Closing Working Capital or Closing Indebtedness Amount and reflected or reserved for on the Post-Closing Statement as finally determined pursuant to Section 2.8 and included in the calculation of the Final Purchase Price or (ii) any Losses pursuant to Section 10.2(a)(i) or (ii) to the extent that the aggregate amount of such Losses exceeds the Base Purchase Price.

(d) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses arising out of the IP Disputes (other than the IP Dispute claim made by RPost Communications or RPost Holdings or their respective Affiliates) unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount.

10.3 Indemnification by Buyer.

(a) Subject to the provisions of this Article X and except with respect to indemnification for Taxes under Article VII, effective at and after the Closing Date, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates and Subsidiaries, and their respective managers, officers, directors, employees, members, partners, shareholders, Subsidiaries, Affiliates, representatives, agents, and all of their respective successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from:

(i) any breach of any representation or warranty of Buyer contained in Article IV of this Agreement as of the date hereof or as of the Closing Date (or, in the case of representations or warranties that are made as of an earlier date, as or such earlier date) or of any statement made in any certificate delivered by Buyer or its Affiliates with respect thereto as of the Closing Date (or, in the case of representations or warranties that are made as of an earlier date, as or such earlier date);

(ii) any breach of any covenant or agreement of Buyer contained in this Agreement or the Side Letter;

(iii) any Assumed Liabilities; or

(iv) any Liabilities arising after the Closing out of the ownership or operation of the TMA Business, the members of the Transferred Entity Group or the Transferred Assets, other than the Excluded Liabilities.

(b) Notwithstanding any other provision to the contrary, Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i) (other than the Buyer Fundamental Representations) or any Taxes pursuant to Section 7.2 (including, for the avoidance of doubt, any Losses pursuant to Section 7.2(vii)), (i) unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount, it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of Seller Indemnified Parties’ Losses under this Section 10.3(b), (ii) for Losses under Section 10.3(a)(i), until the aggregate amount of such Losses of the Seller Indemnified Parties exceeds the Deductible, it being understood that if such Losses exceed the Deductible, Buyer shall be obligated for Seller Indemnified Parties’ Losses under Section 10.3(a)(i) from the first dollar of such Losses, including to the extent below the Deductible, and (iii) for any Losses under Section 10.3(a)(i) (other than any Losses resulting from a breach of the Buyer Fundamental Representations) to the extent that the aggregate amount of such Losses exceed the Cap or, in the case of any Losses resulting from a breach of the Buyer Fundamental Representations, to the extent that the aggregate amount of such Losses exceed the Base Purchase Price).

(c) Notwithstanding any other provision to the contrary, Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i) or (ii) to the extent that the aggregate amount of such Losses exceeds the Base Purchase Price.

10.4 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined gives or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third Person against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent that the Indemnifying Party is materially prejudiced by such failure (it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement).

(b) Upon receipt of a notice of a Third-Party Claim, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within 20 Business Days of the receipt of written notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying

Party shall not be entitled to assume the control and defense of such Third-Party Claim, and shall pay the reasonable fees and expenses of one legal counsel retained by the Indemnified Party, if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim, (iii) the Indemnified Party reasonably concludes (based on the advice of outside legal counsel) that Indemnified Party and Indemnifying Party have conflicting interests with respect to such Third-Party Claim, (iv) the Third-Party Claim is by a Governmental Entity, or (v) it is reasonably likely that the Losses arising or resulting from such Third-Party Claim will exceed the remaining amount the Indemnified Party will be entitled to recover from the Indemnifying Party pursuant to this Article X as a result of the limitations set forth herein (including the Cap). For the avoidance of doubt, to the extent that a Third-Party Claim relates primarily to the Seller Retained Businesses, the Buyer Indemnified Parties shall have no rights to assume the defense and control of such Third-Party Claim. If the Indemnifying Party assumes the defense and control of a Third-Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with the Indemnified Party’s own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third-Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence that are reasonably satisfactory to the Indemnified Party and shall use its commercially reasonable efforts in the defense or settlement of such Third-Party Claim. Except to the extent it would cause a waiver of privilege, Buyer or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim, including by furnishing books and records, personnel and employees, as appropriate for any defense of such Third-Party Claim. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to notify the Indemnified Party in writing of its election to defend within 20 Business Days of its receipt of notification the Indemnified Party of such claim, the Indemnified Party may, subject to Section 10.4(c), compromise and defend such Third-Party Claim and, subject to the applicable limitations on indemnifiable Losses set forth in this Article X, seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim at the sole cost and expense (to be reasonably incurred) of the Indemnifying Party; provided, however, that the Indemnified Party shall not agree to any settlement without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding any other provision of this Agreement, if the Indemnifying Party has assumed the defense and control of the Third-Party Claim in accordance with Section 10.4(b), the Indemnifying Party shall not enter into a settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 10.4(c). If an offer is made to settle a Third-Party Claim without (i) leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party or (ii) any finding or admission of any violation of Law or any violation of the rights of any Person by the Indemnified Party, and provides for (in customary form) the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) Business Days after its receipt of such notice, the Indemnifying Party may, but shall have no obligation to, continue to contest or defend such Third-Party Claim. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 10.4(b), it shall not agree to any settlement without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

10.5 Exclusive Remedy and Release. Except in the case of fraud and except with respect to (a) the matters covered by Sections 2.8 or 11.11, (b) the Limited Guaranty and the Ancillary Agreements and (c) with respect to any matter relating to Taxes described in Article VII, Buyer and Seller acknowledge and agree that, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of Seller and Buyer, respectively, and their respective Affiliates for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence or otherwise and whether predicated on common law, statute, strict liability or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the Parties (on behalf of themselves and the Buyer Indemnified Parties, in the case of Buyer, and the Seller Indemnified Parties, in the case of Seller) hereby irrevocably waive any right of rescission they or their respective Affiliates may otherwise have or to which they may become entitled.

10.6 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in this Article X, all Losses shall be determined net of (i) any Tax Benefit actually realized in cash or by a reduction of Taxes otherwise due and payable by the Indemnified Party or its Affiliates in the taxable year of such Losses (or in a prior taxable year) and (ii) any third-party insurance and indemnity proceeds that are actually recovered (net of costs of actual recovery, including any deductible amount and premium increase) by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made). The Indemnified Party shall use its commercially reasonable efforts to mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(b) Nothing in this Agreement shall be deemed to limit any Party’s rights or remedies based on fraud or willful misconduct committed by the other Party.

(c) For the purposes of determining whether there has been a breach of any representation, warranty or covenant herein or the amount of Losses resulting or arising therefrom, the representations and warranties set forth in this Agreement shall be considered without regard to any materiality or material adverse effect qualification (including terms such as “material,” “materially,” “Material Adverse Effect” and “Buyer Material Adverse Effect”) set forth therein as if such qualification were deleted from such representation and warranty; provided that for the purposes of determining whether there has been a breach of any representation, warranty or covenant herein, this Section 10.6(c) shall not apply to (x) the representations and warranties set forth in Sections 3.5 and 3.6(a) and (y), solely with respect to the standard that must be met to create an obligation to list any item in the Seller Disclosure Schedule, the representations and warranties set forth in Sections 3.9, 3.10(a), 3.14(a), 3.16 and 3.24.

10.7 Limitation of Liability. No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once in respect of Losses resulting from a single or series of related claims. Any Liability for indemnification hereunder shall be determined without duplication of recovery by reason of state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement. No Indemnified Party shall be entitled to recover from an Indemnifying Party under this Article X in respect of Losses to the extent taken into account or reflected in the calculation of the Final Purchase Price.

ARTICLE XI

GENERAL PROVISIONS

11.1 Interpretation.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Buyer Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Buyer Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Buyer Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedules are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement, the Limited Guaranty and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the headings contained in this Agreement, the Limited Guaranty and the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the Limited Guaranty and the Ancillary Agreements; (x) Seller and Buyer have each participated in the negotiation and drafting of this Agreement, the Limited Guaranty and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement, the Limited Guaranty and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement, the Limited Guaranty or the Ancillary Agreements; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” means calendar days unless Business Days are expressly specified; and (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end at the close of business on the next succeeding Business Day.

(c) Any disclosure with respect to a Section or Schedule of this Agreement, including any Section of the Seller Disclosure Schedule or Buyer Disclosure Schedule, shall be deemed to be disclosed for other Sections and Schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Buyer Disclosure Schedule, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on its face.

11.2 Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

11.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b) Each Party irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such courts decline jurisdiction, in any federal court located in the State of Delaware) any Action arising out of or relating to this Agreement or the Equity Commitment Letter, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7.

(c) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH (INCLUDING THE OTHER TRANSACTION DOCUMENTS AND THE EQUITY COMMITMENT LETTER) OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS (INCLUDING THE OTHER TRANSACTION DOCUMENTS AND THE EQUITY COMMITMENT LETTER) OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

11.4 Entire Agreement. This Agreement, together with the Limited Guaranty, the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in the Transaction Documents.

11.5 No Third-Party Beneficiaries. Except for Sections 10.2 and 10.3, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Limited Guaranty, the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, is not intended to confer on or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

11.6 Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.

11.7 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one Business Day after being sent by courier or overnight delivery service, three Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, when sent in the form of a facsimile and electronic receipt confirmation is received, or when delivered if sent via e-mail and electronic receipt confirmation and shall be directed to the address, facsimile number or e-mail address set forth below (or at such other address, facsimile number or e-mail address as such Party shall designate by like notice):

(a)	If to Seller:

Teradata Corporation

10000 Innovation Drive

Miamisburg, Ohio 45342

Attention: Legal Notices

E-mail: Lawnotices@teradata.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Karessa L. Cain

Email: KLCain@wlrk.com

Facsimile: (212) 403-2000

(b)	If to Buyer:

TMA Solutions, L.P.

c/o Marlin Equity Partners

338 Pier Avenue

Hermosa Beach, CA 90254

Attention: Nate Pingelton

Facsimile: (310) 364-0110

E-mail: NPingelton@marlinequity.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Rick Presutti

Email: Rick.Presutti@srz.com

Facsimile: (212) 593-5955

11.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party; provided, further, however, that Buyer may, without consent, (a) assign all (but not any part) of its rights under this Agreement to one or more of its Affiliates and (b) assign all or part of its rights under this Agreement to any unaffiliated financing sources solely for collateral purposes, in each case, which assignment will not relieve Buyer of any of its obligations under this Agreement.

11.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party may, only by an instrument in writing, waive compliance by the other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled to seek in law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.11 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.11 prior to or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination). If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus 20 Business Days or (y) such other time period established by the court presiding over such Action.

11.12 Bulk Sale Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Transferred Assets to Buyer and its Affiliates.

11.13 No Admission. Nothing herein shall be deemed an admission by Seller or any of its Affiliates, in any Action or proceeding involving a third party, that Seller or any of its Affiliates or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

11.14 Counterparts. This Agreement may be executed in one or more counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail or facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

11.15 Release. As of the Closing, each of Buyer and Seller, on its own behalf and on behalf of its Subsidiaries and, in the case of Buyer, Buyer’s Affiliates (each such Person, together with Buyer or Seller (as applicable), a “Releasing Person”), hereby releases and forever discharges Buyer or Seller (as applicable) and its Affiliates and Subsidiaries (including in the case of Buyer, the Transferred Entity Group), their successors and assigns and all of their respective current, former and future equityholders, officers, directors, managers, employees, agents and representatives (in each case, solely in their capacities as such) (each, a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and Liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date; provided that the Parties acknowledge and agree that this Section 11.15 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement, the Limited Guaranty, the Equity Commitment Letter or the other Transaction Documents.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

TERADATA CORPORATION

By:	/s/ Stephen M. Scheppmann
	Name:	Stephen M. Scheppmann
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Asset Purchase Agreement]

TMA SOLUTIONS, L.P.

By:	Marlin IV Cayman AIV GP, L.P., its general partner

By:	Marlin Ultimate GP, LLC, its general partner

By:	/s/ Nick Kaiser
	Name:	Nick Kaiser
	Title:	Senior Vice President

[Signature Page to Asset Purchase Agreement]